2024
ANNUAL
REPORT





LETTER FROM THE CEO



Travis Boone
President & CEO

TO OUR SHAREHOLDERS,

2024 marked a significant milestone for Orion – our 30th anniversary. For more than three decades, we have built a legacy of predictable excellence in delivering marine, industrial and concrete construction projects. From our early days, our journey has been shaped by our dedicated teams, strong partnerships, and an unwavering commitment to quality and safety. As we celebrate this achievement, we are looking forward to optimizing perhaps the greatest opportunity in our corporate history with enthusiasm and determination.

Since joining Orion a little over two years ago, I have been fortunate to build a tremendous leadership team to execute our strategic plan. From the outset, our goal was to drive sustainable growth and profitability, enhance operational efficiency, and create long-term value for all our stakeholders. I am proud to say that we did what we said we would do, and our focus on business development and disciplined execution by our team is now delivering strong results. In 2024, revenue increased 12% to $796 million year-over-year, gross profit improved 48% to $91 million, and Adjusted EBITDA increased 76% to $41.9 million with margins improving 200 basis points to 5.3%.

Most importantly, we have set ourselves up to address the huge market opportunity in front of us. I've always said that winning high-value, long-term projects with the right pricing is critical to driving profitability. The contracts we were awarded throughout 2024 and early 2025 reflect both our disciplined bidding and the quality, complexity and diversity of the projects we can win. This gives us confidence that our backlog of the right projects for Orion will continue to grow. At year-end 2024, our backlog stood at $729 million, and over the past two years, our pipeline increased from $3 billion to $16 billion. The depth and breadth of these projects allow us to be highly selective and disciplined in the ones we choose to pursue.

With Orion's growing reputation in our markets, we are attracting new partners as well as strengthening our longstanding relationships. I cannot emphasize enough how important it is to have mutual trust with the right partners to successfully complete complex projects. These partners value our expertise and safety record and are a source of coveted repeat business. I credit a lot of this momentum to executing our business development initiative over the past two years. We now have experienced and connected business development leaders in the field to uncover new opportunities to drive growth in both our Marine and Concrete businesses.

The Marine market has some very favorable tailwinds for 2025 and beyond – infrastructure projects, port expansion and maintenance, coastal rehabilitation and downstream energy projects.

Furthermore, the Jones Act also gives us a competitive advantage by requiring that marine work in U.S. territorial waters be performed by U.S. companies. This 105-year-old Act now supports the creation and sustainability of over 650,000 high-paying American jobs in shipbuilding, infrastructure and maritime logistics.

In Marine, we have a strong pipeline of opportunities in the Atlantic, Gulf and Pacific regions. We are now engaged in a variety of exciting projects ranging from bridge work over waterways in Texas to environmental restoration work in the Pacific Northwest. The multi-year Pearl Harbor project is the largest contract award in our Company's history, and based on our strong performance in Hawaii, we see additional opportunities for large Navy projects toward the end of 2025 and into the next year. There are very few marine contractors who have the skill, experience, relationships, reputation, and the logistical capacity to work in the Pacific as we do.



WE'RE WINNING WORK IN MULTIPLE STATES WITH OUR BEST PARTNERS

Over the last couple of years, Orion Concrete's reputation and name recognition have grown to create real currency in the marketplace. Orion Concrete is no longer just a Texas concrete company—there are really no geographic limitations to where our team can operate effectively with our tier-one contractor partners. To date, our Concrete team has been awarded 35 datacenter projects across the U.S. for top hyperscalers, and they are building Costco's largest ever distribution center in Florida.

We remain confident that we can grow our Concrete business. We see significant untapped market opportunity as well as projects that have been dormant and are now moving forward. Concrete is a great turnaround story. The business has found its footing and is starting to really move. This is what I envisioned when I took this job. I knew the issues were fixable. Now, Concrete is not just healthier, it's thriving.

Our partnerships with world-class construction companies in both Marine and Concrete and our ability to deliver with an exceptional safety record play important roles in winning key projects. I am especially proud that our team has been honored to receive several prestigious industry safety awards, including the Florida Transportation Builders Association Safety Excellence Award for the NASA Causeway Bridge Project, three awards from the American Society of Concrete Contractors, the Liberty Mutual Insurance Company Gold Safety Award for Outstanding Safety Performance, and two awards from the Associated General Contractors of Houston. These awards exemplify our commitment to safety across our business.

  

As an organization intent on building a solid foundation for future growth, most of the heavy lifting is now behind us. During 2024, we took steps to strengthen our balance sheet by raising $26.5 million in a secondary offering. We ended 2024 with $28.3 million in cash. Total debt outstanding was $23.2 million, and we achieved a positive net cash position for the second consecutive quarter. We had no outstanding borrowings under our revolving credit facility at the end of 2024. With our enhanced credit profile, we successfully executed multiple amendments to our credit agreement with our lender on more favorable terms.

ENTERPRISE RESOURCE PLANNING

In 2024, we made considerable progress on our ERP initiatives. We have been implementing new project management systems and new procurement tools that will allow us to work smarter and more profitably. We have also been migrating our business segments to the same financial platform, which will give us a clear line-of-sight across the entire business. These tools will share information and more accurately monitor the progress of our projects, which will greatly improve the oversight and effective management of our projects on the ground. As our operational improvements gain traction, we expect to generate efficiencies that will support continued growth while benefitting from operating leverage in our fixed costs.

While there is still more to do, we expect meaningful progress in 2025 and are very excited for the years ahead. Our team is focused on making investments that will help us capture and profitably deliver on the growing volume of projects in our pipeline of opportunities. The key metric to watch this year is an increase in the backlog, which will give an indication of future revenue.

As we enter 2025, I am confident in the strong foundation that we have built, the exceptional capabilities of our people and their total commitment to both quality and safe execution. We appreciate your support, and we are excited to continue this journey together.

Sincerely,

Travis Boone
President & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file number: 1-33891
ORION GROUP HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**26-0097459**
State of Incorporation	IRS Employer Identification Number
12000 Aerospace Avenue, Suite 300	
Houston, Texas 77034	**(713) 852-6500**
Address of Principal Executive Office	Registrant's telephone number (including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, $0.01 par value per share	ORN	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: ☐ Yes ☑ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: ☐ Yes ☑ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days: ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):
Yes ☑ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "small reporting company" and "emerging growth" company in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐   Accelerated Filer ☑   Non-accelerated filer ☐   Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, initiate by check mark if the registrant has elected not to use the extended transition period for complying with any, new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act) ☐ Yes ☑ No

There were 38,989,545 shares of common stock outstanding as of March 5, 2025. The aggregate market value of the Registrant's common equity held by non-affiliates was approximately $317.4 million as of June 28, 2024, the last business day of the Registrant's most recently completed second fiscal quarter, based upon the last reported sales price on the New York Stock Exchange on that date.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement to be filed in connection with the 2025 Annual Meeting no later than April 30, 2025 are incorporated by reference in Part III of this Annual Report on Form 10-K.

ORION GROUP HOLDINGS, INC.

2024 Annual Report on Form 10-K
Table of Contents

PART I		3
Item 1.	**Business**	3
Item 1A.	**Risk Factors**	12
Item 1B.	**Unresolved Staff Comments**	24
Item 1C.	**Cybersecurity**	24
Item 2.	**Properties**	26
Item 3.	**Legal Proceedings**	26
Item 4.	**Mine Safety Disclosure**	26
PART II		27
Item 5.	**Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**	27
Item 7.	**Management's Discussion and Analysis of Financial Condition and Results of Operations**	28
Item 7A.	**Quantitative and Qualitative Disclosures about Market Risk**	38
Item 8.	**Financial Statements and Supplementary Data**	39
Item 9.	**Changes In and Disagreements with Accountants on Accounting and Financial Disclosure**	39
Item 9A.	**Controls and Procedures**	39
Item 9B.	**Other Information**	40
Item 9C.	**Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**	40
PART III		41
Item 10.	**Directors, Executive Officers and Corporate Governance**	41
Item 11.	**Executive Compensation**	41
Item 12.	**Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**	41
Item 13.	**Certain Relationships and Related Transactions, and Director Independence**	41
Item 14.	**Principal Accountant Fees and Services**	41
PART IV		42
Item 15.	**Exhibits and Financial Statement Schedules**	42
Item 16.	**Form 10-K Summary**	45
SIGNATURES		46

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K and the documents incorporated by reference herein may contain forward-looking statements that are not based on historical fact. When used in this report, words such as "expects," "anticipates," "believes," "seeks," "estimates," "plans," "intends" and similar words identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Although such statements are based on management's current estimates and expectations and currently available competitive, financial and economic data, forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause our actual results to differ materially from what may be inferred from the forward-looking statements. Some of the factors that could cause or contribute to such differences are listed and discussed in Item 1A "Risk Factors" below and elsewhere in this Annual Report on Form 10-K. We undertake no obligation to release publicly any revisions or updates to any forward-looking statements that are contained in this document. We encourage you to read carefully the risk factors described herein and in other documents we file from time to time with the United States Securities and Exchange Commission (the "SEC").

Item 1.   BUSINESS

General background
Orion Group Holdings, Inc. and subsidiaries, is a leading specialty construction company serving the infrastructure, industrial, and building sectors, providing services both on and off the water in the continental United States, Alaska, Hawaii, Canada and the Caribbean Basin through our marine segment and our concrete segment. Our marine segment provides construction and dredging services including marine transportation facility construction, marine pipeline construction, marine environmental structures construction, dredging of waterways, channels and ports, environmental dredging, design, and specialty services related to marine construction, fabrication, and dredging. Our concrete segment provides turnkey concrete construction services including concrete surface place and finish, site preparation, layout, forming, and rebar placement for large commercial, structural and other associated business areas. We are headquartered in Houston, Texas with regional offices throughout our operating areas.

Orion Group Holdings, Inc. is a Delaware corporation and its common stock is listed on the New York Stock Exchange under the symbol ORN. Unless the context otherwise requires, all references herein to "Orion," the "Company," the "Registrant," "we," "us," or "our" refer to Orion Group Holdings, Inc. and its consolidated subsidiaries and affiliates.

History and growth
Orion Group Holdings, Inc. was founded in 1994 as a marine construction project management business. Since then, we have expanded our reach both through organic growth and acquisitions. Strategic acquisitions have enhanced our operational capabilities, provided us with a larger geographic base, and added to our equipment fleet. Today we are focused on becoming a leading specialty construction and engineering company in the infrastructure, industrial, and building sectors and will continue to seek growth opportunities through greenfield expansion, acquisitions, vertical integration, and diversification.

Services Provided

Marine Construction Services

Marine construction services include construction, restoration, dredging, maintenance and repair of marine transportation facilities, marine pipelines, bridges and causeways, and marine environmental structures. We have the capability of providing design-build services and typically serve as the prime contractor for these types of projects.

Marine transportation facility projects include building or rehabilitating public port facilities for container ship loading and unloading; cruise ship port facilities; private terminals; special-use Navy terminals; recreational use marinas and docks; and other marine-based facilities. These projects typically require the positioning and installation of steel or concrete fabrication dock or mooring structures designed for durability and longevity, and involve driving piles of concrete, pipe or sheet pile to provide a foundation for the port facility structure that we subsequently construct on the piles. We also provide on-going maintenance and repair, inspection services, emergency repair, and demolition and salvage services to such facilities.

Our marine pipeline service projects generally include the installation or removal of underwater buried pipeline transmission lines; installation of pipeline intakes and outfalls for industrial facilities; construction of pipeline outfalls for wastewater and industrial discharges; river crossing and directional drilling; creation of hot taps and tie-ins; and inspection, maintenance and repair services.

Our bridge and causeway projects include the construction, repair and maintenance of all types of overwater bridges and causeways, as well as the development of fendering systems in marine environments. We serve as the prime contractor for many of these projects, and some of these are design-build contracts. These projects involve fabricating steel or concrete structures designed for durability and longevity, and involve driving concrete, pipe or sheet pile into the subsurface to create support for the concrete deck roadways that we subsequently construct on the piles. These piles can exceed four feet in diameter, can range up to 170 feet in overall length, and are often driven 90 feet into the sea or river floor. We do not control the funding of bridge and causeway work, which has not been consistently available to fund maintenance and projects in the marine infrastructure industry.

Marine environmental structure projects may include the installation of concrete mattresses to promote erosion protection, construction of levees to contain environmental mitigation projects, and the installation of geotubes for wetlands and island creation. Such structures are used for erosion control, wetlands creation and environmental remediation.

Dredging generally enhances or preserves the navigability of waterways or the protection of shorelines through the removal or replenishment of soil, sand or rock. Dredging involves the removal of mud and silt from the channel floor by means of a mechanical backhoe, crane and bucket or cutter suction dredge and pipeline systems. Dredging is integral to marine capital and maintenance projects, including: maintenance for previously deepened waterways and harbors to remove silt, sand and other accumulated sediments; construction of breakwaters, jetties, canals and other marine structures; deepening ship channels and wharves to accommodate larger and deeper draft ships; containing erosion of wetlands and coastal marshes; land reclamation; and beach nourishment and creation of wildlife refuges. Maintenance dredging projects are a source of recurring revenue as active channels typically require routine dredging due to natural sedimentation. The frequency of maintenance dredging may be accelerated by heavy rainfall or major weather events such as hurricanes. Areas where no natural deep-water ports exist, such as the Texas Gulf Coast, require substantial dredging. We maintain multiple specialty dredges of various sizes and specifications to meet customer needs. Our dredging services are typically combined with our marine construction services to provide a turnkey solution for our customers.

Our specialty services include design, salvage, demolition, surveying, towing, diving and underwater inspection, excavation and repair. Our diving services are largely performed in shallow water and include inspections, salvage and pile restoration and encapsulation. Our survey services include surveying pipelines and performing hydrographic surveys which determine the configuration of the floors of bodies of water and detect and identify wrecks and other obstructions. Most of these specialty services support our other services or provide an introductory opportunity to other customers.

Concrete Construction Services

Our concrete construction services have been involved in thousands of successful commercial projects – both simple and complex – in the broader Texas market, including Houston, Dallas and Fort Worth where we continue to operate, and we have recently expanded operations to other states in partnership with general contractors with which we work. Our portfolio of commercial projects includes warehouse and distribution, medical, retail, education, office buildings, multi-family, religious, industrial and community projects – nearly the full spectrum of commercial construction projects. We are a turnkey subcontractor that performs the vast majority of all our work with our own labor forces.

Our warehouse and distribution projects include large, intermediate and small facilities that are involved in nearly every commercial, private and public industry. Typically, the developer and builder's construction method of choice for these projects are concrete tilt-wall structures ranging in size from a few thousand square feet to over one million square feet.

We also apply our concrete experience to a variety of office building project types, including low, mid-rise and high-rise concrete structures, whether in downtown metropolitan cities or in business districts serving neighboring communities. We utilize different technologies for elevated concrete structures, such as high-rise concrete structures. We have the abundant knowledge of the extensive formwork systems, cranes and equipment needed to successfully deliver multi-family projects – typically in tight spaces, whether it be podium structures, mid-rise, high-rise and luxury projects.

Our medical/healthcare projects range from hospitals to laboratories, including high rises and their garages. We also have had the great privilege of teaming with church leaders and church builders to create worship areas for people from all walks of life.

Industry and Market Overview

Marine Segment

We provide our services to similar customers, or in some cases, the same customers, across the markets served by our business. We serve marine segment customers in diverse end markets, including port expansion and maintenance, bridges, causeways and other marine infrastructure, the recreational waterside industry, the U.S. Department of Defense, the energy industry, coastal protection and reclamation, along with hurricane restoration and repair and environmental remediation. We believe that this broad customer base enables us to lessen the negative effects during a downturn in a specific end market and respond quickly to the needs of expanding end markets. The following includes an overview of our diverse markets in the marine construction industry:

Port Expansion and Maintenance

Expected increases in cargo volume and future demands from larger ships transiting the expanded Panama Canal will require ports, especially along the Gulf Coast and Atlantic Seaboard, to expand dock capacity and port infrastructure to accommodate larger container ships and increased cargo volumes, as well as additional dredging services to deepen and maintain channels. We provide customers in this sector turnkey services to meet all their port expansion and maintenance work.

Bridges and Causeways

According to the 2021 report of the American Society of Civil Engineers, one in thirteen of the nation's bridges are structurally deficient, and 42% of all bridges in the nation are at least 50 years old. We are able to construct or restore overwater bridges, and design, repair, or replace, fendering systems for customers.

Marine Infrastructure

The U.S. Marine Transportation System ("MTS") consists of waterways, ports and their intermodal connections, vessels, vehicles, and system users, as well as shipyards and repair facilities crucial to maritime activity. The MTS is primarily owned and operated through an aggregation of federal, state, and local governmental authorities, as well as privately owned facilities and private companies. U.S. inland and intracoastal waterways require continuous maintenance and improvement. While waterway usage is increasing, the facilities and supporting systems are aging. In addition, channels and waterways must maintain certain depths to accommodate ship and barge traffic. Natural sedimentation in these channels and waterways require routine maintenance dredging to maintain navigability.

Our full business complement, including design, dredging, marine construction, and specialty services, such as diving, survey, and inspections, are fully utilized by our customers to meet all their marine infrastructure project needs.

Recreational Waterside Industry

An increase in the number and size of cruise ships has generated a need for substantial port infrastructure development, including planning and construction of new terminals and facilities, as well as on-going maintenance and repair services. These larger vessels require the development of new mooring structures as well as additional dredging services to accommodate deeper drafts. Our service area includes, among others, the ports of Miami, Galveston, Tampa, New Orleans, Canaveral, Juneau, Tacoma, Seattle and the Caribbean Basin, which includes numerous cruise facilities and is the most popular cruise destination in the North American market.

The Department of Defense and Homeland Security

The U.S. Navy has the responsibility for the maintenance of approximately 40 naval facilities in the United States, which includes a significant amount of marine infrastructure. We believe the U.S. Navy will continue to maintain strategic facilities, including required maintenance and upgrades to its marine facility infrastructure.

The US Navy is allocating significant funding to the Pacific Deterrence Initiative to safeguard US interests. The $2.8 billion joint venture to construct a dry dock for nuclear submarines at Pearl Harbor represents the largest construction project in US Navy history to date. However, the Navy has outlined plans for a larger investment to modernize the Puget

Sound Naval Shipyard and other marine facilities in the Pacific. With an established presence in the Pacific Northwest and recent expansion into Hawaii, the company is positioned to support the ongoing infrastructure investments in the region.

The U.S. Coast Guard maintains more than 50,000 federal aids to navigation, which include buoys, lighthouses, day beacons, and radio-navigation signals. Additionally, it has oversight responsibility for approximately 20,000 highway and railroad bridges that span navigable waterways throughout the country. As part of the Department of Homeland Security, we anticipate that the U.S. Coast Guard's needs for varied marine construction services, including those listed above, will provide opportunities for us in the future.

Energy Industry
We design, construct, repair and remove underwater pipelines, and provide marine construction, dredging, and on-going maintenance services for private refineries, terminal facilities and docks, and other critical areas near shore oil and gas infrastructure.

U.S. Coastal and Wetland Restoration and Reclamation
Increases in coastal population density and demographic trends, along with the potential effects of rising sea-levels, will lead to an increase in the number of coastal restoration and reclamation projects, and as the value of waterside assets rises from a residential and recreational standpoint, the private sector, government agencies and municipalities will increase spending on restoration and reclamation projects.

Hurricane Restoration and Repair
Hurricanes are often very destructive to the existing marine infrastructure and natural protection barriers of the prime storm areas of the Gulf Coast, the Atlantic Seaboard, and the Caribbean Basin, including bridges, ports, underwater channels and sensitive coastal areas. Typically, restoration and repair opportunities continue for several years after a major hurricane event. These events provide incremental projects to our industry that contribute to a favorable bidding environment and high-capacity utilization in our markets during such times.

Environmental Remediation
We believe there will be additional funding for the protection of natural habitats, environmental preservation, wetlands creation and remediation for high priority projects in Louisiana and other areas in the markets we serve that will protect and restore sensitive marine and coastal areas, advance ocean science and research, and ensure sustainable use of ocean resources.

Concrete Segment
We provide our services to owners, developers and general contractors across the markets served by our business. Our customers in the concrete segment are in diverse end markets such as industrial, institutional, commercial real estate, and recreational developments.

We believe that this broad customer base enables us to lessen the negative effects during a downturn in a specific end market and respond quickly to the needs of expanding end markets. The following includes an overview of our diverse markets in the concrete industry:

Industrial developments
Our industrial markets include manufacturing plants, industrial warehousing, distribution centers, wastewater treatment facilities and facilities supporting the petrochemical industry. An expected increase in distribution has generated a need for substantial industrial park developments.

Institutional developments and expansions
Our institutional markets include educational facilities, medical facilities, museums, and religious developments. Due to significant population growth in the metropolitan areas of Texas, there has been great demand for institutional development and expansion. Additionally, as population and suburban areas grow, so does the continued need for medical and educational facilities.

Data centers
Data centers are critical infrastructure for Artificial Intelligence (AI), and the number of data centers is projected to double within the next year. North Texas ranks second among U.S. markets by data center inventory. The company is pursuing data center projects in Utah, Arizona, and Nevada, leveraging relationships with general contractors in those states. The company's experience, quality of work, and safety record support its capabilities in this sector. For the past two years, the company has reported zero lost time incidents, reflecting a safety culture focused on ensuring workers return home safely each day.

Structural developments
Our structural markets include mid- and high-rise multi-family living, single and multi-story office buildings, parking garages, shopping malls, and other multi-story buildings. Continued growth in business expansions and relocations to Texas are driving an increase in the need for office space and apartment complexes.

Retail developments
As our population continues to grow, so does the need for retail developments, such as grocery stores, shopping malls, restaurants, free standing retail outlets, and other entertainment venues.

Recreational developments
Our recreational markets include a wide range of hotels, sports venues, and stadiums. The increase in new businesses and new educational facilities has sparked the need for additional hotels and stadiums across the metropolitan areas of Texas.

Customers
Our customers in the marine segment include federal, state and local governmental agencies as well as private commercial and industrial enterprises in the Caribbean Basin and the United States, including Alaska and Hawaii. Customers in our concrete segment include general contractors along with owners and developers of medical facilities, religious developments, sports complexes and stadiums, school districts and developers, owners of industrial, commercial and residential buildings, and some governmental agencies across the metropolitan areas of Texas. Most projects are competitively bid, with the award typically going to the lowest qualified bidder. Our customer base shifts from time to time depending on the types of projects we bid, and are ultimately successful obtaining.

The following table represents contract revenue (in thousands) and concentrations of contract revenue by type of customer for the years ended December 31, 2024, 2023 and 2022.

	2024	%	2023	%	2022	%
Federal Government	$ 234,175	30 %	$ 153,410	22 %	$ 80,116	11 %
State Governments	74,286	9 %	59,354	8 %	62,516	8 %
Local Governments	123,160	15 %	99,621	14 %	125,015	17 %
Private Companies	364,773	46 %	399,393	56 %	480,675	64 %
Total contract revenues	$ 796,394	100 %	$ 711,778	100 %	$ 748,322	100 %

With the exception of the Unites States Navy, the Company does not believe that the loss of any one of its customers would have a material adverse effect on the Company or its subsidiaries and affiliates since no single specific customer besides the United States Navy sustains such a large portion of contract revenue over time. On March 10, 2023, the United States Navy awarded the Dragados/Hawaiian Dredging/Orion Joint Venture a $2.8 billion contract to complete the construction of a dry dock at Pearl Harbor Naval Shipyard. The Company's portion of work as a dedicated subcontractor totals $450.2 million. For the fiscal years ended December 31, 2024 and 2023, the Company's revenue related to the joint venture subcontract was approximately $199.4 million and $90.5 million, respectively.

Our quarterly revenues and results of operations may fluctuate significantly depending upon the mix, size, scope, and progress schedules of our projects under contract, permitting, weather or other delays, the productivity of our labor force and the utilization of our equipment. These factors, as well as others, affect the rate at which revenue is recognized as projects are performed.

Competition

In our marine segment, we compete with several regional marine construction services companies and a few national marine construction services companies. In the past, interest groups have unsuccessfully lobbied Congress to modify or repeal the Merchant Marine Act of 1920 (the "Jones Act") to facilitate foreign flag competition for trades and cargos currently reserved for U.S. flagged vessels under the Jones Act. If these efforts were to be successful, it could result in significantly increased competition. From time to time, we compete with certain national land-based heavy civil contractors. In our concrete segment, we compete mostly in the private sector and our competitors range from small, local construction companies to large regional and national construction companies.

Both of our segments are highly fragmented with competitors generally varying within the markets we serve and with few competitors competing in all of the markets we serve or for all of the services that we provide. We believe that our turnkey capability, expertise, experience and reputation for providing safe and timely quality services, safety record and programs, versatile equipment fleet, financial strength, surety bonding capacity, knowledge of local markets and conditions, and project management and estimating abilities are competitive strengths that allow us to compete effectively. We believe significant barriers to entry exist in the markets in which we operate, including the ability to bond large projects, maritime law constraints, specialized marine equipment and technical experience; however, a U.S. company that has adequate financial resources, access to technical expertise, and specialized equipment may become a competitor.

Insurance and Bonding

We maintain general and excess liability, construction equipment, workers' compensation and other forms of insurance; all in amounts we believe adequate for our operating needs and consistent with industry practice.

In connection with both segments of the business, we often are required to provide various types of surety bonds that provide security for our performance under certain public and private sector contracts. Our ability to obtain surety bonds depends upon our capitalization, adequate working capital, past performance, management expertise, and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our backlog that we have currently bonded and their own current underwriting standards, which may change from time to time. The capacity of the surety market is subject to market-driven fluctuations driven primarily by the level of surety industry losses and the degree of surety market consolidation. The bonds we provide typically are for the contract amount of the project. At December 31, 2024, the capacity under our current bonding arrangement was at least $1.1 billion, with approximately $588 million of projects being bonded. We believe our strong balance sheet and working capital position will allow us to continue to access our bonding capacity.

Trade Names

We operate under a number of trade names. We consolidate our operations under the brand name "Orion Group Holdings, Inc." We may be known as Orion Marine Group, Orion Marine Construction, Orion Marine Contractors, Orion Construction, East and West Jones Placement Area, Schneider E&C, Orion Industrial Construction, Orion Concrete Construction, Proco, or Houston Industrial Tool Services. We do not generally register our trademarks with the U.S. Patent & Trademark Office, but instead rely on state and common law protections. While we consider our trade names to be valuable assets, we do not consider any single trademark or trade name to be of such material importance that its absence would cause a material disruption of our business.

Equipment

We operate and maintain a large and diverse equipment fleet in our marine and concrete segments, substantially all of which we own, that includes barges, dayboats, tugs, dredges, cranes, pump trucks and laser screeds. We believe that ownership of certain equipment is generally preferable to spot leasing or rental of equipment in some cases because it ensures the equipment is available as needed and normally results in lower costs. We continually monitor and adjust our fleet size so that it is consistent with the size of the business, considering both existing backlog and expected future work. We believe that our equipment is well maintained and suitable for our current operations. We have the ability to extend the useful life of our equipment through capital refurbishment at periodic intervals. Most of our fleet is serviced by our own mechanics who work at various maintenance sites and facilities. We are also capable of building, and have built, much of our highly specialized equipment. Our strategy is to deploy our fleet from project to project as required.

Equipment Certification

In our marine segment, some of our equipment requires certification by the U.S. Coast Guard. All equipment that requires certification has obtained such certification and is maintained in good standing thereunder. In addition, where required, our vessels' permissible loading capacities require certification by the American Bureau of Shipping ("ABS"). The ABS is an independent classification society that certifies that certain of our larger, seagoing vessels are "in-class," signifying that the vessels have been built and maintained in accordance with ABS standards and applicable U.S. Coast Guard rules and regulations. All of our vessels that are required to be certified by the ABS have been certified as "in-class." These certifications indicate that the vessels are structurally capable of operating in open waters, which enhances the mobility of our fleet.

Government Regulations

We are required to comply with the macro regulatory requirements of federal, state and local governmental agencies and authorities including the following:

- regulations concerning workplace safety, labor relations and disadvantaged businesses;
- licensing requirements applicable to shipping and dredging; and
- permitting and inspection requirements applicable to marine construction projects.

In our marine segment, we are also subject to government regulations pursuant to the Foreign Dredge Act, the Jones Act, the Shipping Act and the Vessel Documentation Act. These statutes require vessels engaged in the transport of merchandise or passengers between two points in the United States or dredging in the navigable waters of the U.S. to be documented with a coastwise endorsement, to be owned and controlled by U.S. citizens, to be manned by U.S. crews, and to be built in the U.S. The U.S. citizenship ownership and control standards require the vessel-owning entity to be at least 75% U.S. citizen owned and prohibit the demise or bareboat chartering of the vessel to any entity that does not meet the 75% U.S. citizen ownership test. These statutes, together with similar requirements for other sectors of the maritime industry, are collectively referred to as "cabotage" laws.

In both our marine and concrete segments, we are subject to the requirements of the U.S. Occupational Safety and Health Administration ("OSHA") and certain regulations for the Environmental Protection Agency ("EPA").

We believe that we are in material compliance with applicable regulatory requirements and have all material licenses required to conduct our operations. The following is a discussion of the environmental laws and regulations that could have a material effect on our marine and concrete construction services.

Environmental Matters

General

Our activities, including concrete construction, infrastructure construction, salvage, demolition, dredging and dredge material disposal activities are subject to stringent and complex federal, state, and local laws and regulations governing environmental protection, including air emissions, water quality, solid waste management, marine and bird species and their habitats, and wetlands. A portion of our construction contracts are entered into with public authorities and frequently impose additional governmental requirements, including those related to environmental concerns.

Such laws and regulations may require that both segments and their customers obtain, and comply with, various environmental permits, registrations, licenses and other approvals. These laws and regulations also can restrict or impact the business activities in many ways, such as delaying the appropriation and performance of particular projects; restricting the way we handle or dispose of wastes; requiring remedial action to mitigate pollution conditions that may be caused by our operations or that are attributable to others; and enjoining some or all of our operations deemed in non-compliance with environmental laws and regulations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and/or criminal penalties, the imposition of remedial obligations and the issuance of orders enjoining future operations.

We believe that compliance with existing federal, state and local environmental laws and regulations will not have a material adverse effect on our business, results of operations, or financial condition.

Waste Management

Our operations could be subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state laws, which impose detailed requirements for the handling, storage, treatment and disposal of hazardous and non-hazardous solid wastes. Under the auspices of the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent, requirements. Generators of hazardous wastes must comply with certain standards for the accumulation and storage of hazardous wastes, as well as recordkeeping and reporting requirements applicable to hazardous waste storage and disposal activities.

Site Remediation

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as "Superfund," and comparable state laws and regulations impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons responsible for the release of hazardous substances into the environment. Such classes of persons include the current and past owners or operators of sites where a hazardous substance was released, and companies that disposed or arranged for the disposal of hazardous substances at offsite locations, such as landfills. CERCLA authorizes the EPA, and in some cases third parties, to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, neighboring landowners and other third parties often file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

We currently own or lease properties that have been used by others prior to our ownership. Although we typically have used operating and disposal practices that were standard in the industry at the time, wastes may have been disposed of or released on or under the properties owned or leased by us, on or under other locations where such substances have been taken for disposal, or on or under project sites where we perform work. In addition, some of the properties may have been operated by third parties or by previous owners whose treatment and disposal or release of wastes was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes or property contamination, or to perform remedial activities to prevent future contamination.

Water Discharges

The Federal Water Pollution Control Act, also known as the Clean Water Act ("CWA"), and analogous state laws impose strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States, including wetlands. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA also regulates the discharge of dredged or fill material into waters of the U.S., and activities that result in such discharge generally require permits issued by the Corps of Engineers. Moreover, above ground storage of petroleum products is strictly regulated under the CWA. Under the CWA, federal and state regulatory agencies may impose administrative, civil and/or criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

The Oil Pollution Act of 1990 ("OPA"), which amends and augments the CWA, establishes strict liability for owners and operators of facilities that are sites of releases of oil into waters of the U.S. OPA and its associated regulations impose a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills. For instance, OPA requires vessel owners and operators to establish and maintain evidence of financial responsibility sufficient to cover liabilities related to an oil spill for which such parties are statutorily responsible. We believe we are in compliance with all applicable OPA financial responsibility obligations and equipment requirements.

In 2009, regulations promulgated by the EPA covering certain previously exempt discharges to water from certain marine vessels became effective. The regulations provide for a general permit to cover such discharges and impose on marine vessel operators, including us, certain discharge, permitting, record keeping, reporting, monitoring, maintenance, and operating restrictions and requirements with respect to materials that are or may be discharged from certain vessels. The applicability of these restrictions and requirements is based on size and type of vessel, and they apply only to a minority of our vessels. We, nevertheless, are implementing such restrictions and requirements with respect to our vessels which are subject thereto, and we do not anticipate that such regulations or the associated permit terms, restrictions and requirements will adversely impact our business and results of operations.

Air Emissions

The Clean Air Act ("CAA") and comparable state laws restrict the emission of air pollutants from many sources, including paint booths. The CAA may require pre-approval for the construction, operation or modification in some instances of facilities expected to produce air emissions, impose stringent air permit requirements, or require the utilization of specific equipment or technologies to control emissions. We believe that our operations are in substantial compliance with the CAA.

Endangered Species

The Endangered Species Act ("ESA") restricts activities that may affect endangered species or their habitats. We conduct activities in or near areas that may be designated as habitat for endangered or threatened species. For instance, seasonal observation of endangered or threatened West Indian Manatees adjacent to work areas may impact construction operations in Florida during the winter months. Additionally, our dredging operations in Florida are impacted by limitations for placement of dredge spoil materials on designated spoil disposal islands, from April through August of each year, when the islands are inhabited by nesting colonies of protected bird species. Further, restrictions on work during the Whooping Crane nesting period in the Aransas Pass National Wildlife Refuge from October 1 through April 15 each year and during the non-dormant grass season for sea grass in the Laguna Madre from March 1 through November 30 each year impact our construction operations in the Texas Gulf Coast area. We plan our operations and bidding activity with these restrictions and limitations in mind, and they have not materially hindered our business in the past. However, these and other restrictions may affect our ability to obtain work or to complete our projects on time in the future.

Human Capital Management

As of December 31, 2024, our marine segment had 736 employees, 212 of whom were full-time salaried personnel and most of the remainder of whom were hourly personnel. Our concrete segment had 1,031 employees, 175 of whom were full-time salaried personnel and most of the remainder were hourly personnel. Our corporate shared services had 120 employees, 89 of whom were full-time salaried personnel and most of the remainder were hourly personnel.

From time to time, we hire additional employees for certain large projects and, subject to local market conditions, additional crew members are generally available for hire on relatively short notice. We believe our employees are our most valuable resource, and our workforce possesses a strong dedication to and pride in our company. Our employees are not currently represented by labor unions, except certain employees in our marine segment located in the Pacific, including Washington, Alaska, and Hawaii, as well as certain employees operating specialized equipment for our concrete segment, in respect of which collective bargaining agreements are in place. Employees represented by collective bargaining agreements represent approximately 5.25% of our total workforce.

Orion Group Holdings integrates safety into all aspects of its operations, emphasizing proactive risk mitigation, continuous training, and shared employee responsibility. The company's safety performance has been recognized at both national and regional levels.

In 2024, Orion's Marine team in the Pacific Northwest was a top three finalist in the Associated General Contractors (AGC) Construction Safety Excellence Awards (CSEA). The Pacific Marine team received the AGC Washington Safety Award, while the Atlantic Marine team was awarded the 2024 FTBA Safety Excellence Award from the Florida Transportation Builders Association. Orion's Concrete segment received multiple safety awards in 2024 from the American Society of Concrete Contractors, AGC of Houston, and the Liberty Mutual Insurance Company's Gold Safety Award for Outstanding Safety Performance.

Orion continues to invest in safety technologies, training programs, and employee engagement initiatives to maintain workplace safety and accountability.

Financial Information About Geographic Areas

We are a project-driven marine and concrete contractor, and our operations represent two reportable segments for financial reporting. Our business is primarily conducted along the coastal regions of the United States, including Alaska and Hawaii, for our marine segment and in Texas and Florida for our concrete segment. Revenues generated from our marine segment outside the United States, primarily in the Caribbean Basin, totaled 7.4%, 5.1% and 0.9% of total revenues for the years ended December 31, 2024, 2023 and 2022, respectively. Our long-lived assets are substantially located in the United States.

Information about our Executive Officers

Certain information concerning our executive officers and directors as of March 5, 2025 is set forth below.

Name	Age	Position with the Company	Year Joined the Registrant
Austin J. Shanfelter	67	Chairman of the Board	2007
Thomas N. Amonett	81	Director	2007
Michael J. Caliel	65	Director	2019
Margaret M. Foran	70	Director	2019
Quentin P. Smith, Jr.	73	Director	2022
Mary E. Sullivan	68	Director	2019
Travis J. Boone	51	President and Chief Executive Officer	2022
Scott Thanisch	54	Executive Vice President and Chief Financial Officer	2022
E. Chipman Earle	52	Executive Vice President, Chief Administrative Officer, Chief Compliance Officer, General Counsel and Secretary	2023

Access to the Company's Filings
We maintain a website at www.oriongroupholdingsinc.com where we make available, free of charge, access to the various reports we file with, or furnish to, the SEC. None of the information on our website is incorporated into this Annual Report on Form 10-K by reference. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 1A.   RISK FACTORS

We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our business, financial condition, and results of operations. The risks described below highlight some of the factors that have affected and could affect us in the future. We may also be affected by unknown risks or risks that we currently think are immaterial. If any such events actually occur, our business, financial condition, and results of operations could be materially adversely affected.

Risk Factors Relating to Our Business

We may be unable to obtain sufficient bonding capacity for our contracts and the need for performance and surety bonds may adversely affect our business.

As more fully described in "Insurance and Bonding" under "Item 1. Business," we are generally required to post bonds or other security in connection with government and certain private sector contracts to ensure job completion. We have entered into bonding agreements with several large multinational surety companies, which act as surety, issue bid bonds, performance bonds and payment bonds, and obligate themselves upon other contracts of guaranty required by us in the day-to-day operations of our business. However, our sureties are not obligated under the bonding agreements to issue bonds for us, and bonding decisions are made on a case-by-case basis. We are bidding on increasingly complex, larger jobs for customers who require significant bonds. While we had approximately $500 million of available bonding capacity as of December 31, 2024, we may not be able to maintain a sufficient level of bonding capacity in the future which could preclude us from being able to bid for certain contracts and successfully contract with certain customers. In addition, the conditions of the bonding market may change, increasing our costs of bonding or restricting our ability to get new bonding, which could have a material adverse effect on our business, operating results and financial condition.

We rely on highly competitive and highly regulated government contracts.

Government funding for public works projects is limited, thus creating a highly competitive environment for the limited number of public projects available. Reduced levels of, or delays in, government funding cause delays in project lettings and result in intense competition and pricing pressure for such projects. In addition, government contracts are subject to specific procurement regulations, contract provisions and a variety of regulatory requirements relating to their formation, administration, performance and accounting. Many of these contracts include express or implied certifications of compliance with applicable laws and contract provisions. Any violations of these regulations could bring about litigation, including the possibility of qui tam ("whistleblower") litigation brought by private individuals on behalf of the government under the Federal Civil False Claims Act, and could cause termination of other existing government contracts and result in the loss of future government contracts. Due to the significant competition in the marketplace and the level of regulations on government contracts, we could suffer reductions in new projects and see lower revenues and profit margins on those projects, which could have a material adverse effect on our business, operating results and financial condition.

Our operations are susceptible to a variety of adverse conditions including weather conditions, natural disasters, health epidemics or pandemics or other contagious outbreaks and terrorist attacks that could negatively impact the markets in which we operate.

Our business, operating results and financial condition could be materially and adversely affected by severe weather and other natural disasters, such as earthquakes or hurricanes, particularly along the Gulf Coast, the West Coast, the Atlantic Seaboard, and the Caribbean Basin. Repercussions of severe weather conditions could cause significant interruption of projects in process and have safety implications to personnel at those sites.

Our business, operating results and financial condition could be materially and adversely affected if a public health epidemic or pandemic or other contagious outbreak interferes with our ability, or that of our employees, contractors, suppliers, customers and other business partners to perform our and their respective responsibilities and obligations relative to the conduct of our business.

Terrorist attacks, targeted at ports, marine facilities, shipping or metropolitan areas could affect the markets in which we operate our business and our expectations. Increased armed hostilities, terrorist attacks or responses from the United States may lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the United States. These attacks or armed conflicts may affect our operations or those of our customers or suppliers and could impact our revenues, our production capability and our ability to complete contracts in a timely manner.

Demand for our services may decrease due to economic recession or a reduction of demand in end markets of our customers.

Our concrete segment depends on continued growth in population in our geographic market areas in Texas and most recently in Florida to support commercial development. A growing population generates economic growth and expansion. If the population decreases or slows in growth, it may adversely affect economic growth and ultimately limit the need for construction services in the areas we currently perform services.

Moreover, even when the underlying economic fundamentals that ordinarily drive the level of construction activity are strong, the level of economic activity in such markets may be suppressed during inflationary periods that are accompanied by increasing interest rates. If the Federal Reserve Board resumes increasing interest rates to respond to re-emerging inflation concerns, or otherwise maintains high interest rates, commercial development could slow and our concrete business could see a reduction in demand.

Our marine segment depends on continued investment in and scheduled funding of port and marine infrastructure by federal, state, and local governmental authorities, as well as privately owned companies, which in turn may depend upon demand for marine vessels, including cruise ships and cargo ships, and other port-related activities. If funding is diverted from port and marine infrastructure, including due to a reduced demand in the vessels to be serviced at those facilities, the demand for services within our marine segment may decrease.

Fluctuations in commodity prices or interest rates may affect our customers' investment decisions and therefore subject us to risks of cancellation, delays in existing work, or changes in the timing and funding of new awards. Additionally, fluctuations in commodity prices can negatively affect our project costs.

Interest rates may affect the cost of financing for our customers' capital projects and investments. These increased costs may affect their capacity and willingness to undertake new investments, and may result in the delay or cancellation of projects they would otherwise undertake.

Commodity prices can affect our customers in a number of ways. For example, for those customers that produce commodity products such as oil, gas, concrete, or steel products, fluctuations in price can have a direct effect on their profitability and cash flow and, therefore, their willingness to continue to invest or make new capital investments. To the extent commodity prices decline or fluctuate and our customers defer new investments or cancel or delay existing projects, the demand for our services decreases, which may have a material adverse impact on our business, financial condition, and results of operations.

Commodity prices can also strongly affect the costs of projects. We use concrete and steel as well as diesel fuel and other petroleum-based products to operate our equipment used in our construction contracts. Fluctuations in supplies relative to demand and other factors can cause unanticipated increases in their cost. Rising commodity prices can negatively impact the potential returns on projects that are planned, as well as those in progress, and result in customers deferring new investments or canceling or delaying existing projects. The short-term nature of the majority of our projects typically protects us from these potential price increases, however, if we are unable to procure commodities for completion of our projects at estimated prices due to rising commodity prices, our margins may erode on certain in progress or future projects.

Our business depends on good customer relationships and our reputation in both the marine and concrete infrastructure markets, which is developed and maintained by our executives and key project managers. Loss of any of our relationships, reputation or executives or key project managers could materially reduce our revenues and profits.

Although we have master service agreements with numerous customers that generally define the contractual terms under which we would perform awarded work, contractual commitments are typically entered into on a project-by-project basis, so we generally do not have continuing contractual commitments with our customers beyond the terms of the current contract. We benefit from key customer relationships built over time and with both public and private entities. We also benefit from our reputation in the marine and concrete construction markets developed over years of successfully performing on projects. Both of these aspects of our business were developed and are maintained by our executives and key project managers. Our inability to retain our executives and key project managers or inability to complete projects timely and successfully resulting in customer satisfaction could have a material adverse effect on our current customer relationships and reputation. The inability to maintain relationships with our customers in general or obtain new customers based on our reputation could have a material adverse effect on our business, operating results and financial condition.

We may not be able to fully realize the revenue value reported in our backlog.

As of December 31, 2024, we had a backlog of work to be completed on contracts totaling approximately $582.8 million in our marine segment and approximately $146.3 million in our concrete segment. Backlog includes new awards, which represent the potential revenue value realizable pursuant to new project commitments received by us during a given period.

Backlog consists of awarded projects that have either (a) not yet been started or (b) are in progress but are not yet complete. In the latter case, the revenue value reported in backlog is the remaining value related to work that has not yet been completed. We cannot guarantee that the revenue projected in our backlog will be realized, or if realized, will result in earnings. From time-to-time, projects are cancelled that appeared to have a high certainty of going forward at the time they were recorded as new awards. In the event of a project cancellation, we may be reimbursed for certain costs but typically have no contractual right to recover the total revenue reflected in our backlog. In addition to being unable to recover certain direct costs, cancelled projects may also result in additional unrecoverable costs due to the resulting under-utilization of our assets or labor force.

We could suffer contract losses if we fail to accurately estimate our costs or fail to execute within our cost estimates on fixed-price, lump-sum contracts.

Much of our revenue is derived from fixed-price, lump-sum contracts. Under these contracts, we perform our services and execute our projects at a fixed price and where, as a result, we could benefit from cost savings, but we may be unable to recover any cost overruns. Fixed-price contracts carry inherent risks, including risks of losses from underestimating costs, operational difficulties and other factors that may occur over the contract period. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, we may incur losses or the project may not be as profitable as we expected. In addition, we are sometimes required to incur costs in connection with modifications to a contract (change orders) that may not be approved by the customer as to scope and/or price, or to incur unanticipated costs, including costs for customer-caused delays, errors in specifications or designs, or contract suspension or termination that we may not be able to recover. These, in turn, could have a material adverse effect on our business, operating results and financial condition. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from the original projections due to changes in a variety of factors, such as:

- failure to properly estimate costs of engineering, design, material, equipment or labor;
- unanticipated technical problems with the structures or services being supplied by us, which may require that we spend our own funds to remedy the problem;
- project modifications creating unanticipated costs;
- differing site conditions;
- changes in the costs of equipment, materials, labor or subcontractors;
- our suppliers' or subcontractors' failure to perform;
- difficulties in our customers obtaining required governmental permits or approvals;
- changes in local laws and regulations;
- changes in ad valorem and other tariffs;
- delays caused by local weather conditions; and
- exacerbation of any one or more of these factors as projects grow in size and complexity.

These risks may increase if the project is of a long-term duration because of the elevated risk that the circumstances that we based our original bid will change in a manner that increases costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events.

We could suffer penalties on our contracts for late completion.

In many instances, including in our fixed-price contracts, we guarantee that we will complete a project by a scheduled date. If we subsequently fail to complete the project as scheduled, without sufficient justification, we may be liable for any customer losses resulting from such delay, generally in the form of contractually agreed-upon liquidated damages. In addition, failure to maintain a required schedule could cause us to default on our government contracts, giving rise to a variety of potential damages. To the extent that these events occur, the total costs of the project could exceed our original estimates, and we could experience reduced profits or, in some cases, a loss for that project.

Our projects could be hindered due to our dependence on third parties to complete many of our contracts.

A portion of the work performed under our contracts is performed by third-party subcontractors we hire. We also rely on third-party equipment manufacturers or suppliers to provide much of the materials used for projects. If we are unable to hire qualified subcontractors or find qualified equipment manufacturers or suppliers, our ability to successfully complete a project could be impaired. If we are not able to locate or engage qualified third-party subcontractors or the amount we are required to pay for subcontractors or equipment and supplies exceeds what we have estimated, especially in a lump-sum or a fixed-price contract, we may suffer losses on these contracts. If a subcontractor, supplier, or manufacturer fails to provide services, supplies or equipment as required under a contract for any reason, we may be required to source these services, equipment or supplies to other third parties on a delayed basis or on less favorable terms, which could impact contract profitability. There is a risk that we may have disputes with our subcontractors relating to, among other things, the quality and timeliness of work performed, customer concerns about the subcontractor, or our failure to extend existing task orders or issue new task orders under a contract. In addition, faulty workmanship, equipment or materials could impact the overall project, resulting in claims against us for failure to meet required project specifications.

We may incur higher costs to acquire, manufacture and maintain equipment necessary for our operations.

We do not bid on contracts for which we do not have, or cannot quickly procure, whether through construction, acquisition or lease, the necessary equipment to complete projects. We are capable of building much of the specialized equipment used in our projects, including dayboats, tenders and dredges. To the extent that we are unable to buy or build equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of completing contracts, thereby reducing contract profitability. In addition, our equipment requires continuous maintenance, which we primarily provide through our own repair facilities, as well as certification by the U.S. Coast Guard for certain marine segment assets. If we are unable to continue to maintain the equipment in our fleet or are unable to obtain the requisite certifications, we may be forced to obtain third-party repair services, be unable to use our uncertified equipment or be unable to bid on contracts, which could have a material adverse effect on our business, operating results and financial condition.

In addition, our vessels in the marine segment may be subject to arrest or seizure by claimants as security for maritime torts committed by the vessel or us or the failure by us to pay for necessities, including fuel and repair services, which were furnished to the vessel. Such arrest or seizure could preclude the vessel from working, thereby causing delays in marine segment projects.

Our business is subject to significant operating risks and hazards that could result in damage or destruction to property, injuries or loss of life, which could result in losses or liabilities to us.

Construction and maintenance sites are potentially dangerous workplaces and often put our employees and others in close proximity with mechanized equipment, moving vehicles, or other construction or worksite hazards. On most sites, we are responsible for safety and are contractually obligated to implement safety procedures. Our safety record is an important consideration for us and for our customers. If serious accidents or fatalities occur or our safety record was to deteriorate, we may be excluded from bidding on certain work, expose ourselves to possible lawsuits, and existing service arrangements could be terminated, thus having a material adverse impact on our financial position, results of operations, cash flows and liquidity. Further, regulatory changes implemented by OSHA or the U.S. Coast Guard could impose additional costs on us. Adverse experience with hazards and claims could have a negative effect on our reputation with our existing or potential new customers and our prospects for future work.

The businesses of marine infrastructure construction, port maintenance, dredging and salvage are generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, hurricanes, adverse weather conditions, collisions with fixed objects, cave-ins, encountering unusual or unexpected geological formations, disruption of transportation services and flooding. These risks could result in damage to, destruction or loss of, dredges, transportation vessels, other maritime structures and buildings, and could also result in personal injury or death, environmental damage, performance delays, monetary losses or legal liability.

In the concrete segment, our workers are subject to the usual hazards associated with providing construction and related services on construction sites including environmental hazards, industrial accidents, hurricanes, adverse weather conditions, and flooding. Operating hazards can cause personal injury or death, damage to or destruction of property, plant and equipment, environmental damage, performance delays, monetary losses or legal liability.

Our marine segment operates in jurisdictions outside of the U.S. and we intend to continue expanding our operations to more jurisdictions outside of the U.S.

Our marine segment, which accounted for 65.5%, 55.6% and 45.3% of our contract revenues for the years ended December 31, 2024, 2023 and 2022, respectively, has a significant portion of those operations performed outside of the U.S. For the years ended December 31, 2024, 2023 and 2022, our international operations generated approximately 7.4%, 5.1% and 0.9% of our contract revenues, respectively. The Bahamas represented our largest international market outside of the U.S., with our Bahamian operations representing 7.4% of our contract revenues for the year ended December 31, 2024, including 1.8% of our total cash balance at December 31, 2024. In addition, we intend to expand our operations to other areas outside the U.S. in the future. International operations are subject to a number of risks and uncertainties that could negatively impact our results from operations, including:

- difficulties and cost associated with complying with a wide variety of complex foreign laws, treaties, and regulations;
- uncertainties in or unexpected changes in regulatory environments or tax laws, including with respect to climate change;
- legal uncertainties, timing delays, and expenses associated with tariffs, export licenses, and other trade barriers;
- difficulties enforcing agreements and collecting receivables through foreign legal systems;
- risks associated with failing to comply with the U.S. Foreign Corrupt Practices Act, as amended, various export laws, and other similar laws applicable to our operations in international markets;
- exchange controls or other limitations on international currency movements, including restrictions on the repatriation of funds to the U.S. from certain countries;
- sanctions imposed by the U.S. government that prevent us from engaging in business in certain countries or with certain counter-parties;
- expropriation or nationalization of assets;
- inability to obtain or preserve certain intellectual property rights in the foreign countries in which we operate;
- our inexperience in certain international markets;
- health emergencies or pandemics;
- fluctuations in foreign currency exchange rates;
- political and economic instability; and
- wars, rebellions and acts of terrorism.

Our current insurance coverage may not be adequate, and we may not be able to obtain insurance at acceptable rates, or at all.

We maintain various insurance policies, including general liability and workers' compensation. We are partially self-insured under some of our policies, and our insurance does not cover all types or amounts of liabilities. We are not required to, and do not, specifically set aside funds for our self-insurance programs.

At any given time, we are subject to multiple workers' compensation and personal injury claims. We maintain substantial loss accruals for workers' compensation claims, and, until recently, our workers' compensation and insurance costs have been rising for several years notwithstanding our emphasis on safety. Our insurance policies may not be adequate to protect us from liabilities that we incur in our business. In addition, some of the projects that we bid on require us to maintain high levels of builder's risk insurance. We may not be able to obtain similar levels of insurance on reasonable terms, or at all. Our inability to obtain such insurance coverage at acceptable rates or at all could have a material adverse effect on our business, operating results and financial condition.

Furthermore, due to a variety of factors such as increases in claims, the rise of "nuclear verdicts" in some of the jurisdictions in which we operate and projected significant increases in medical costs, our insurance premiums may increase in the future and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any such inadequacy of, or inability to obtain, insurance coverage at acceptable rates, or at all, could have a material adverse effect on our business, operating results and financial condition.

Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might be required to use working capital to satisfy these costs rather than to maintain or expand our operations. To the extent that we experience a material increase in the frequency or severity of accidents or workers' compensation and health claims, or unfavorable developments on existing claims, our operating results and financial condition could be materially and adversely affected.

Our operations are subject to environmental laws and regulations that may expose us to significant costs and liabilities.

Our marine infrastructure construction, salvage, demolition, dredging and dredge material disposal activities are subject to stringent and complex federal, state and local environmental laws and regulations, including those concerning air emissions, water quality, solid waste management, and protection of certain marine and bird species, their habitats, and wetlands. We may incur substantial costs in order to conduct our operations in compliance with these laws and regulations. For instance, we may be required to obtain, maintain and comply with permits and other approvals (as well as those obtained for projects by our customers) issued by various federal, state and local governmental authorities; limit or prevent releases of materials from our operations in accordance with these permits and approvals; and install pollution control equipment. In addition, compliance with environmental laws and regulations can delay or prevent our performance of a particular project and increase related project costs. Moreover, new, stricter environmental laws, regulations or enforcement policies, including those imposed in response to climate change, could be implemented that significantly increase our compliance costs, or require us to adopt more costly methods of operation.

Failure to comply with environmental laws and regulations, or the permits issued under them, may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of injunctions limiting or preventing some or all of our operations. In addition, strict joint and several liability may be imposed under certain environmental laws, which could cause us to become liable for the investigation or remediation of environmental contamination that resulted from the conduct of others or from our own actions that were in compliance with all applicable laws at the time those actions were taken. Further, it is possible that we may be exposed to liability due to releases of pollutants, or other environmental impacts that may arise in the course of our operations. For instance, some of the work we perform is in underground and water environments, and if the field location maps or waterway charts supplied to us are not accurate, or if objects are present in the soil or water that are not indicated on the field location maps or waterway charts, our underground and underwater work could strike objects in the soil or the waterway bottom containing pollutants and result in a rupture and discharge of pollutants. In addition, we sometimes perform directional drilling operations below certain environmentally sensitive terrains and water bodies, and due to the inconsistent nature of the terrain and water bodies, it is possible that such directional drilling may cause a surface fracture releasing subsurface materials. These releases may contain contaminants in excess of amounts permitted by law, may expose us to remediation costs and fines and legal actions by private parties seeking damages for non-compliance with environmental laws and regulations or for personal injury or property damage. We may not be able to recover some or any of these costs through insurance or increased revenues, which may have a material adverse effect on our business, operating results and financial condition. See "Business – Environmental Matters" for more information.

Our concrete segment is subject to extensive and complex regulations that affect land development and building construction, including zoning, density restrictions, building design and building standards. These regulations often provide broad discretion to the administering governmental authorities as to the conditions we must meet prior to development or construction being approved, if approved at all. We are subject to determinations by these authorities as to the adequacy of water or sewage facilities. New building developments may also be subject to various assessments for schools and other public improvements. In addition, in many markets, government authorities have implemented no growth or growth control initiatives. Any of these can limit, delay or increase the costs of development and construction.

The anticipated investment in port and marine infrastructure may not be as large as expected, which may result in periods of low demand for our marine construction services.

The demand for port construction, maintenance infrastructure services and dredging may be vulnerable to downturns in the economy generally and in the marine transportation industry specifically. The amount of capital expenditures on port facilities and marine infrastructure in our markets is affected by the actual and anticipated shipping and vessel needs of the economy in general and in our geographic markets in particular. If the general level of economic activity deteriorates, our customers may delay or cancel expansions, upgrades, maintenance and repairs to their infrastructure. A number of other factors, including the financial condition of the shipping industry, could adversely affect our customers and their ability or willingness to fund capital expenditures in the future. During downturns in the U.S. or world economies, the anticipated port usage in our geographic markets may decline, resulting in less port construction, upgrading and maintenance. As a result, demand for our services could substantially decline for extended periods.

Restrictions on foreign ownership of our vessels could limit our ability to sell off any portion of our marine construction segment or result in the forfeiture of our vessels or in our inability to continue our operations in United States navigable waters.

The Foreign Dredge Act of 1906, the Jones Act, the Shipping Act of 1984 and the Vessel Documentation Act require vessels engaged in the transport of merchandise or passengers between two points in the United States or dredging in the navigable waters of the United States to be owned and controlled by United States citizens. The United States citizen ownership and control standards require the vessel-owning entity to be at least 75% U.S. citizen-owned, thus restricting foreign ownership interests in the entities that directly or indirectly own the vessels we operate. If we were to seek to sell any portion of our marine segment that owns any of these vessels, we may have fewer potential purchasers, since some potential purchasers might be unable or unwilling to satisfy the foreign ownership restrictions described above; additionally, any sales of certain of our larger vessels to foreign buyers would be subject to approval by the U.S. Maritime Administration. As a result, the sales price for that portion of our marine segment may not attain the amount that could be obtained in an unregulated market.

Our concrete segment is geographically concentrated in Texas.

Our concrete segment, which accounted for 34.5%, 44.4% and 54.7% of our contract revenues for the years ended December 31, 2024, 2023 and 2022, respectively, is concentrated in the metropolitan areas of the State of Texas, particularly Houston and Dallas.   Given this concentration, general economic conditions, regulatory changes, changes in demographics, material costs, labor conditions, competition and other conditions that affect those metropolitan areas or the State of Texas may have a disproportionate impact on the performance of our concrete segment. In addition, our operations in Texas may make us more susceptible to natural disasters, including hurricanes, tornadoes and flooding.

A significant portion of our revenues may be concentrated among a small number of projects.

From time to time in any given period, a significant percentage of our revenues may be attributable to a limited number of contracts, customers or projects. A reduction in scale, a delay in scheduled work, the termination of a material contract, or the loss of a major customer could negatively impact our reputation and could have an adverse effect on our business, our revenue and results of operations. Furthermore, even if the ultimate amount of our contract revenue attributable to a particular project remains the same, delays in scheduled work may impact the timing of the recognition of our contract revenues and profits. In addition, in many cases, we work as a subcontractor or among a team of contractors. Our ability to timely execute on our work is often affected by scheduling changes or contract performance by our co-contractors, all of which are outside of our control.

For example, our Pearl Harbor Project for the United States Navy, our portion of which totals approximately $450.2 million, and our design-build contract for the Grand Bahama Shipyard totaling approximately $120.2 million may concentrate our revenues. To the extent we are unable to perform our services or experience any delays in the Pearl Harbor Project, the Grand Bahama Shipyard or any other significant project, anticipated revenue or profits associated with that project may not be realized or may otherwise shift into future periods, which may impact the accuracy of our guidance.

The timing and funding of new contracts may result in volatility in our cash flow and profitability. These factors as well as others that may cause our actual financial results to vary from any publicly disclosed earnings guidance and forecasts are outside of our control.

Our revenues are generated from project-based work. It is generally very difficult to predict the timing and source of awarded contracts, and the timing of revenue under awarded contracts. The selection of, timing of, or failure to obtain projects, delays in awards of projects, the rebidding or termination of projects due to budget overruns, or the cancellations of projects or delays in completion of contracts could result in the under-utilization of our assets and reduce our cash flows and profitability, or cause revenues to be shifted further into the future. Even if we are awarded contracts, we face additional risks that could affect whether, or when, work will begin. For example, some of our contracts are subject to financing and other contingencies that may delay or result in termination of projects. This may make it difficult to match workforce size and equipment location with contract needs. In some cases, we may be required to bear the cost of a readily available workforce and fleet of equipment that is larger than needed at the time, resulting in unpredictability in our cash flow, expenses and profitability. If an expected contract award or the related notice to proceed is delayed or not received, we could incur substantial costs without receipt of any corresponding revenues, or the revenues could appear in periods later than expected. Delays by our customers in obtaining required approvals and permits for their infrastructure projects may delay their awarding contracts for those projects and once awarded, the ability to commence construction under those contracts. Moreover, construction projects for which our services are contracted may require significant expenditures by us prior to receipt of relevant payments by a customer and may expose us to potential credit risk if such customer should encounter financial difficulties. Such expenditures could reduce our cash flows and necessitate increased borrowings under our Credit Agreement. In addition, a change in the timing of a construction project may impact future revenue. If a project is delayed, revenue that we expect to receive may appear in periods later than we initially expected, which may impact the accuracy of our guidance. Finally, the winding down or completion of work on significant projects that were active in previous periods will reduce our revenue and earnings if such significant projects have not been replaced in the current period. From time to time, we may publicly provide earnings or other forms of guidance, which reflect our predictions about future revenue, operating costs and capital structure, among other factors. Any such predictions may be impacted by these factors as well as others that are beyond our control and might not turn out to be accurate.

We may not be able to enter into contracts associated with our pipeline of opportunities, or realize any revenue associated with our pipeline of opportunities.

As of December 31, 2024, we had a pipeline of opportunities of approximately $16 billion. We define our pipeline of opportunities as specific projects that we have identified and are tracking as projects of interest.

Our pipeline of opportunities does not represent binding contracts with third parties. Before we can capitalize on our pipeline of opportunities, we would have to enter into contracts with third parties, or otherwise be selected to perform services, for the particular project identified in our pipeline of opportunities. We cannot provide any assurance that we will ultimately enter into a contract with a third party or provide services with respect to any particular opportunity. We may be unable to enter into contracts or perform services associated with an opportunity for a variety of reasons, including being outbid, not having the ability to satisfy customer or contract requirements, resource constraints, or bonding requirements. Even if we enter into a contract associated with an opportunity, it may be for a contract amount that is lower than the amount we estimated and included in our pipeline.

Furthermore, even if we are ultimately awarded contracts in our pipeline of opportunities, we cannot guarantee that the revenue associated with those projects will be realized, or if realized, will result in positive earnings. Further, such contracts would become subject to the typical risks associated with our projects, such as execution risk, counter-party risk, delays, cancellations, cost-overruns, weather conditions, natural disasters, health epidemics, and cybersecurity incidents, among others.

We conduct a portion of our operations through joint ventures, exposing us to risks and uncertainties, many of which are outside of our control.

We conduct a portion of our operations through project-specific joint ventures, pursuant to which we jointly bid on and execute projects with other companies in the construction industry. For example, we are a joint venture partner to Kraemer North America for the Deschutes Estuary Restoration Project. We may in the future enter into additional joint ventures.

These joint ventures expose us to risks and uncertainties. Success on joint venture projects depends in part on whether our joint venture partners satisfy their obligations, and we cannot control the actions of our joint venture partners. Differences in views among joint venture partners may result in delayed decisions or failures to agree on major issues. If our joint venture partners, or as a result the joint venture, fails to satisfy its obligations, the customer may terminate the project, which could result in legal liability to us, harm to our reputation and reduce our revenues and profit for a project. If our reputation as a joint venture partner is harmed, it may be difficult for us to enter into new joint venture arrangements which are increasingly required due to the increased size and scale of projects we are bidding on and expect to bid on in the future.

We and our joint venture partners are also generally jointly and severally liable for all liabilities and obligations of the joint venture. If our partners do not meet their contractual obligations, the joint venture may be unable to adequately perform and deliver its contracted services, requiring us to make additional investments or perform additional services to the customer. While we attempt to mitigate that risk through indemnification and subcontractor arrangements, we could ultimately be liable for both our obligations and those of our partners, which may result in reduced profits, significant losses on the project and a negative impact to our cash flows.

In some joint ventures and similar arrangements, we may not be the controlling member. In these cases, we may have limited control over the actions of the joint venture. In addition, joint ventures or similar arrangements may not be subject to the same requirements regarding internal controls and internal control over financial reporting that we follow. To the extent the controlling member makes decisions that negatively impact the joint venture or arrangement or internal control problems arise within the joint venture or arrangement, it could have a material adverse impact on our business, results of operations, cash flows or financial condition.

Risk Factors Relating to Our Employees

If we fail to attract, retain and engage appropriately qualified employees, including employees in key positions, our operations and profitability may be harmed. In addition, changes in market compensation rates may adversely affect our profitability.

Our performance is highly dependent on attracting, retaining and engaging appropriately qualified employees in our field and corporate offices. Our strategy of offering high-quality services and products for our customers requires a highly trained and engaged workforce. The turnover rate in the specialty construction industry is relatively high, and there is an ongoing need to recruit and train new employees. Factors that affect our ability to maintain sufficient numbers of qualified employees include, for example, employee engagement, our reputation, unemployment rates, competition from other employers, availability of qualified personnel and our ability to offer appropriate compensation and benefit packages. Failure to recruit or retain qualified employees in the future may impair our efficiency and effectiveness and our ability to pursue growth opportunities. In addition, a significant amount of turnover of our executive team or other employees in key positions with specific knowledge relating to us, our operations and our industry may negatively impact our operations.

We operate in a competitive labor market and there is a risk that market increases in compensation and employer-provided benefits could have a material adverse effect on our profitability. We may also be subject to continued market pressure to increase employee hourly wage rates and increased cost pressure on employer-provided benefits. Our need to implement corresponding adjustments within our labor model and compensation and benefit packages could have a material adverse impact to the profitability of our business.

We may be subject to unionization, work stoppages, slowdowns or increased labor costs.

On February 4, 2022, former U.S. President Biden signed Executive Order 14063, which provided that, with certain exceptions, government contractors and subcontractors working on federal construction projects that are estimated to cost the U.S. government at least $35 million must become a party to a project labor agreement with one or more appropriate labor organizations. On December 22, 2023, the U.S. Federal Acquisition Regulatory Council issued a final rule consistent with the executive order, which went into effect on January 22, 2024. On January 21, 2025, the United States Court of Federal Claims upheld a challenge to the validity of the final rule. In the event the rule is ultimately determined by a high court to be valid and our operations are determined not to satisfy any of the exceptions of the rule or the government otherwise determines that our operations with respect to any future federal project must comply with the rule, then we may be required to enter into project labor agreements which would be disruptive to our operations and could have a material adverse effect on our business, operating results and financial condition.

Only a small percentage of our marine segment workforce, located in the Pacific Northwest and Alaska, is currently unionized. If at any time, a majority of our employees unionized, it could limit the flexibility of the workforce and could result in demands that might increase our operating expenses and adversely affect our profitability. Each of our different employee groups could unionize at any time and would require separate collective bargaining agreements. If any group of our employees were to unionize and we were unable to agree on the terms of their collective bargaining agreement or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. In addition, we may be subject to disruptions by organized labor groups protesting our non-union status. Any of these events would be disruptive to our operations and could have a material adverse effect on our business, operating results and financial condition.

Our employees in the marine segment are covered by federal laws that provide seagoing employees remedies for job-related claims in addition to those provided by state laws.

Many of our marine segment employees are covered by federal maritime law, including provisions of the Jones Act, the Longshore and Harbor Workers Act, ("USL&H") and the Seaman's Wage Act. Jones Act laws typically operate to make liability limits established by USL&H and state workers' compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue litigation against employers for job-related injuries. Because in some cases we are not protected by the limits imposed by state workers' compensation statutes, we have greater exposure for claims made by these employees as compared to employers whose employees are not covered by these provisions.

For example, in the normal course of business, we are a defendant in various personal injury lawsuits. We maintain insurance to cover claims that arise from injuries to our workforce subject to a deductible. During 2024, we recorded $2.6 million of expense for our self-insured portion of these liabilities. We believe our recorded self-insurance reserves represent our best estimate of the outcomes of these claims. Should negative trends persist, we could be negatively impacted in the future.

If we fail to comply with immigration laws, such failure could result in significant liabilities, harm our reputation with our customers and disrupt our operations.

Although we take steps to verify the employment eligibility status of all of our employees, some of our employees may, without our knowledge, be unauthorized workers. Unauthorized workers are subject to deportation and may subject us to fines or penalties and, if any of our workers are found to be unauthorized, we could experience adverse publicity that could make it more difficult to hire and retain qualified employees. Termination of a significant number of unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in additional adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration laws. If we fail to comply with these laws, our operations may be disrupted, and we may be subject to fines or, in extreme cases, criminal sanctions.

In addition, many of our customer contracts specifically require compliance with immigration laws, and, in some cases, our customers' audit compliance with these laws. Further, several of our customers require that we ensure that our subcontractors comply with these laws with respect to the workers that perform services for them. A failure to comply with these laws or to ensure compliance by our subcontractors could damage our reputation and may cause our customers to cancel contracts with us or to not award future business to us. These factors could adversely affect our operations and financial position.

General Risk Factors

Systems and information technology interruption or failure and data security breaches could adversely impact our ability to operate or expose us to significant financial losses and reputational harm.

We rely heavily on computer information, and communications technology and related systems in order to properly operate our business. From time to time, we experience occasional system interruptions and delays. In the event we are unable to regularly deploy software and hardware, effectively upgrade our systems and network infrastructure, and take other steps to maintain or improve the efficiency and efficacy of our systems, the operation of such systems could be interrupted or result in the loss, corruption, or release of data. In addition, our computer and communication systems and operations could be damaged or interrupted by natural disasters, telecommunications failures, power loss, acts of war or terrorism, computer viruses, malicious code, physical or electronic security breaches, intentional or inadvertent user misuse or error, or similar events or disruptions. Any of these or other events could cause interruptions, delays, loss of critical and/or sensitive data or similar effects, which could have a material adverse impact on our business, financial condition, protection of intellectual property, and results of operations, as well as those of our clients.

In addition, we face the threat to our computer systems of unauthorized access, computer hackers, computer viruses, malicious code, organized cyber-attacks and other security problems and system disruptions, including possible unauthorized access to and disclosure of our and our clients' proprietary or classified information. We rely on industry accepted security measures and technology to securely maintain all confidential and proprietary information on our computer systems, but they may still be vulnerable to these threats. As a result, we may be required to expend significant resources to protect against the threat of these system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events could damage our reputation and have a material adverse effect on our business, financial condition, results of operations and cash flows.

Adverse changes in tax laws both in the United States and abroad, changes in tax rates or exposure to additional income tax liabilities could have a material adverse effect on our results of operations.

On December 15, 2022, the European Union (EU) Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operation and Development (OECD) Pillar Two Framework that was supported by over 130 countries worldwide. The EU's Pillar Two Directive effective dates are January 1, 2024, and January 1, 2025, for different aspects of the directive. On July 17, 2023, the OECD published Administrative Guidance proposing certain safe harbor rules that effectively extend certain effective dates to January 1, 2027. EU Member States will still need to adopt the OECD Administrative Guidance in their local Pillar Two legislation for such safe harbor rules to apply. A significant number of other countries are also considering implementing similar legislation. We are continuing to evaluate the potential impact on future periods of the Pillar Two Framework, pending legislative adoption by additional individual countries, including those within the European Union. At this time, we do not expect the impact to be significant.

Risk Factors Relating to Our Indebtedness

Our indebtedness includes covenants and obligations with regard to our business activities that may restrict our ability to take certain actions which may negatively affect our financial condition.

At December 31, 2024, our total indebtedness under our three-year $103.0 million senior secured credit facility (the "Credit Agreement"), dated May 15, 2023, as amended, was approximately $23.0 million. We must comply with various affirmative and negative covenants contained in our Credit Agreement, some of which may restrict the way in which we would like to conduct our business. Among other things, our requirements under our debt instruments could potentially limit our ability to:

- incur additional indebtedness or liens;
- make payments in respect of or redeem or acquire any debt or equity issued by us;
- sell assets;
- make loans or investments;
- make guarantees;
- enter into any hedging agreement for speculative purposes;
- acquire or be acquired by other companies; or
- amend some of our contracts.

The restrictions under our indebtedness may prevent us from engaging in certain transactions which might otherwise be considered beneficial to us, for example, they could:

- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to fund future working capital and capital expenditures, to engage in future acquisitions, to enter into new construction or development activities, or to otherwise fully realize the value of our assets and opportunities because of the need to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness or to comply with any restrictive terms of our indebtedness;
- limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate; and
- place us at a competitive disadvantage as compared to our competitors that have less debt.

We may incur additional indebtedness in the future by issuing debt instruments, under new credit agreements, under joint venture credit agreements, under capital leases or synthetic leases, on a project-finance or other basis or a combination of these. If we incur additional indebtedness in the future, it likely would be under arrangements that may have terms and conditions at least as restrictive as those contained in our existing Credit Agreement. At December 31, 2024, available capacity to borrow on the revolving lines of credit was $26.7 million. Failure to comply with the terms and conditions of any existing or future indebtedness, including current or prospective covenants, would constitute an event of default. If an event of default occurs, the lenders will have the right to accelerate the maturity of such indebtedness and foreclose upon the collateral, if any, securing that indebtedness.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Credit Agreement allow for loans at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed will remain the same, and our net income and operating cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

Additionally, rising interest rates may increase our cost of capital and, therefore, reduce the amount of capital available to fund our operations.

Our bonding requirements may limit our ability to incur indebtedness.

We generally are required to provide various types of surety bonds that provide an additional measure of security for our performance under certain government and private sector contracts. Our ability to obtain surety bonds depends upon various factors including our capitalization, working capital and amount of our indebtedness. In order to help ensure that we can obtain required bonds, we may be limited in our ability to incur additional indebtedness that may be needed for potential acquisitions and operations. Our inability to incur additional indebtedness could have a material adverse effect on our business, operating results and financial condition.

Item 1B.   UNRESOLVED STAFF COMMENTS

None

Item 1C.   CYBERSECURITY

Risk Management and Strategy

We have implemented and maintain a robust cybersecurity program to safeguard our information systems and protect the confidentiality, integrity and availability of our data.

Managing Material Risks & Integrated Overall Risk Management

We have strategically integrated cybersecurity risk management into our broader enterprise risk management framework to promote a company-wide culture of cybersecurity risk management. This integration ensures that cybersecurity considerations are an integral part of our decision-making processes at every level. Our information technology ("IT") department continuously evaluates and addresses cybersecurity risks in alignment with our business objectives and operational needs.

Cybersecurity Insurance Coverage

Our internal cybersecurity risk management processes are supported by cybersecurity insurance that we have secured through industry leading underwriters. We believe that our cybersecurity insurance provides sufficient coverage to protect our assets, operations, and our employees from the financial impact of any cyber-attacks.

Engage Third Parties on Risk Management

Recognizing the complexity and evolving nature of cybersecurity threats, we engage with a range of external experts, including cybersecurity insurers, assessors, consultants and auditors in evaluating and assessing our risk management systems. These partnerships enable us to leverage specialized knowledge and insights, ensuring our cybersecurity strategies and processes remain at the forefront of industry best practices. Our collaboration with these third parties includes regular audits, threat assessments and consultation on security enhancements.

Governance

The Board's Role in Overseeing Cybersecurity Risk

The Board of Directors is acutely aware of the critical nature of managing cybersecurity risks. Given the potential significance of cybersecurity threats to our operational integrity and stakeholder confidence, the Board has established robust oversight mechanisms to ensure effective governance in managing our cybersecurity risks. The Board is comprised of directors with diverse backgrounds and expertise, including risk management, technology and finance, equipping them to oversee cybersecurity risks effectively.

In addition to our scheduled Board meetings, the Board, Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), and Vice-President of Information Technology ("VPIT") maintain an ongoing dialogue regarding emerging or potential cybersecurity risks, ensuring the Board's oversight is proactive and responsive. The Board actively participates in strategic decisions related to cybersecurity, offering guidance and approval for major initiatives. This involvement ensures that cybersecurity considerations are integrated into our broader strategic objectives. The Board conducts an annual review of our cybersecurity program and the effectiveness of our applicable risk management strategies. This review helps in identifying areas for improvement and ensuring the alignment of our cybersecurity efforts with our overall risk management framework.

Management's Role in Managing Cybersecurity Risk

Our CEO, CFO, and VPIT play a pivotal role in informing the Board regarding cybersecurity risks. They provide an annual comprehensive briefing to the Board, as well as interim updates throughout the year, as needed. The VPIT holds a Certified Information Systems Security Professional certification and an Engineering degree from Queen's University in Canada, and he has over twenty years of experience in cybersecurity. Our executive leadership team (composed of our CEO, CFO, and other senior officers representing functional and business areas) has ultimate management responsibility for our cybersecurity program. The executive leadership team meets regularly to discuss our strategy, opportunities and risks, including our risk management measures used to identify and mitigate cybersecurity threats.

Risk Management Personnel

Primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with the VPIT. Our VPIT oversees our governance programs, tests our compliance with standards, remediates known risks and leads our employee training program. Reporting to our VPIT are a number of experienced information security officers responsible for various parts of our business, each of whom is supported by a team of trained cybersecurity professionals.

Monitoring Cybersecurity Incidents

The VPIT stays informed about the latest developments in cybersecurity, including potential threats and innovative risk management techniques. This ongoing knowledge acquisition is crucial for the effective prevention, detection, mitigation and remediation of cybersecurity incidents. The VPIT implements and oversees processes for the regular monitoring of our information systems. This includes the deployment of advanced security measures and regular system audits to identify potential vulnerabilities. In the event of a cybersecurity incident, the VPIT is equipped with a well-defined, robust incident response plan. This plan includes immediate actions to mitigate the impact, report the incident, if required, and develop and implement long-term strategies for the remediation and prevention of future incidents.

Material Cybersecurity Incidents

We are not aware of any cybersecurity incidents that have materially impaired our operations or financial reporting responsibilities or performance historically.

Internal Communication of Cybersecurity Matters

The VPIT regularly informs the executive leadership team of cybersecurity risks and incidents. This ensures that the highest levels of management are kept abreast of the cybersecurity posture and potential risks we face. Furthermore, significant cybersecurity matters, and strategic risk management decisions are escalated to the Board on a timely basis, ensuring that the Board has comprehensive oversight and can provide guidance on critical cybersecurity issues.

External Reporting of Cybersecurity Matters

We have adopted protocols by which certain cybersecurity incidents that meet established reporting thresholds are escalated and, where appropriate, reported promptly to the public. We have empowered a cross-functional team of management to determine whether established reporting thresholds have been met and whether public disclosure is necessary or required.

Item 2.   PROPERTIES

Our corporate headquarters is currently located at 12000 Aerospace Avenue, Suite 300, Houston, Texas 77034, with 21,480 square feet of office space that we lease, with a current term expiring July 31, 2025 and with one five-year extension at our option. Our executive, legal, finance, and some accounting offices are located at this facility. In the summer of 2025, we are scheduled to relocate our corporate headquarters and consolidate our other operations offices in the greater Houston area to a new location at 2940 Riverby Road, Houston, Texas 77020. The lease for the new corporate headquarters and operations offices includes approximately 63,500 square feet of office space with a term expiring in 2036, subject to two five-year extensions at our option.

We lease office space in Alaska, Hawaii, Louisiana, Florida, Texas and Washington for our operations, including office and yard space. We may lease smaller project-related offices throughout our operating areas when the need arises.

We believe that our existing facilities are adequate for our operations. We do not believe that any single facility is material to our operations and, if necessary, we could readily obtain a replacement facility. Some of our real estate assets are pledged to secure our Credit Agreement.

Item 3.   LEGAL PROCEEDINGS

Please refer to <u>Note 17</u> of the Notes to the Consolidated Financial Statements for a discussion of legal proceedings.

Item 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Market Information
Our common stock is listed on the New York Stock Exchange ("NYSE") and trades under the symbol "ORN."

Holders
As of February 21, 2025, we had approximately 9,577 stockholders of record including beneficial holders.

Issuer Repurchase of Equity Securities
None

Performance Graph*
The following graph shows the changes in the value of $100 invested in (1) the common stock of Orion Group Holdings, Inc., (2) the Standard & Poor's 500 Stock Index and (3) the Dow Jones Heavy Construction Group Index. The values of each investment are based on share price appreciation, with reinvestment of all dividends, assuming any were paid. For each graph, the investments are assumed to have occurred at the beginning of each period.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Orion Group Holdings, Inc., the S&P 500 Index and the
Dow Jones US Heavy Construction Index

*$100 Invested on 12/31/19 in stock or index , including reinvestment of dividends. Fiscal year ending December 31.

	2020	2021	2022	2023	2024
Orion Group Holdings, Inc.	95.57	72.64	45.86	95.18	141.23
S&P 500	116.26	147.52	118.84	147.64	182.05
Dow Jones US Heavy Civil Construction	120.70	180.24	206.01	246.68	346.60

*   *This table and the information therein are being furnished but not filed. Such information will not be deemed to be soliciting material or incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that it is specifically incorporated by reference.*

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by Item 201(d) of Regulation S-K is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A no later than April 30, 2025.

Item 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations is based on and should be read in conjunction with our consolidated financial statements and the accompanying notes beginning on page F-1 of this Annual Report on Form 10-K. Certain statements made in our discussion may be forward-looking. Forward-looking statements involve risks and uncertainties and a number of other factors that could cause actual results or outcomes to differ materially from our expectations. See *"Forward-Looking Statements"* at the beginning of this Annual Report on Form 10-K for additional discussion of some of these risks and uncertainties. Unless the context requires otherwise, when we refer to "we," "us" and "our," we are describing Orion Group Holdings, Inc. and its consolidated subsidiaries and affiliates.

Overview

Orion Group Holdings, Inc. and subsidiaries (hereafter collectively referred to as the "Company"), is a leading specialty construction company serving the infrastructure, industrial, and building sectors, providing services both on and off the water in the continental United States, Alaska, Hawaii, Canada and the Caribbean Basin through our marine segment and our concrete segment. Our marine segment provides construction and dredging services including marine transportation facility construction, marine pipeline construction, marine environmental structures construction, dredging of waterways, channels and ports, environmental dredging, design, and specialty services related to marine construction, fabrication, and dredging. Our concrete segment provides turnkey concrete construction services including concrete surface place and finish, site preparation, layout, forming, and rebar placement for large commercial, structural and other associated business areas. We are headquartered in Houston, Texas with regional offices throughout our operating areas.

Our contracts are obtained primarily through competitive bidding in response to "requests for proposals" by federal, state and local agencies and through negotiation and competitive bidding with private parties and general contractors. Our bidding activity and strategies are affected by factors such as our backlog, current utilization of equipment and other resources, job location, our ability to obtain necessary surety bonds and competitive considerations. The timing and location of awarded contracts may result in unpredictable fluctuations in the results of our operations.

Most of our revenue is derived from fixed-price contracts. We record revenue on construction contracts over time, measured by the percentage of actual contract costs incurred to date to total estimated costs for each contract. There are a number of factors that can create variability in contract performance and therefore impact the results of our operations.

The most significant of these include the following:

- completeness and accuracy of the original bid;

- increases in commodity prices such as concrete, steel and fuel;

- customer delays, work stoppages, and other costs due to weather and environmental restrictions;

- subcontractor performance;

- unforeseen site conditions;

- availability and skill level of workers; and

- a change in availability and proximity of equipment and materials.

All of these factors can have a negative impact on our contract performance, which can adversely affect the timing of revenue recognition and ultimate contract profitability. We plan our operations and bidding activity with these factors in mind and they generally have not had a material adverse impact on the results of our operations in the past.

2024 Recap and 2025 Outlook

In 2024, we recorded revenues of $796.4 million, an increase of 11.9% as compared with 2023. $521.3 million of total revenue was attributable to our marine segment and the remaining $275.1 million to our concrete segment. Our net loss was $1.6 million, as compared with net loss of $17.9 million in the prior year. In addition, we ended 2024 with a consolidated backlog of $729.1 million.

Looking to 2025, we will continue to execute our strategic plan focused on developing opportunities across the infrastructure, industrial, and building sectors.

<u>Marine Segment</u>

Demand for our marine construction services continues, given our differentiated capabilities and service offering within the space. We continue to see bid opportunities to help maintain and expand the infrastructure that facilitates the movement of goods and people on or over waterways. Opportunities from local port authorities and private clients are expected to expand over the long-term due to the need to accommodate larger ships and deeper drafts because of the expanded Panama Canal. In addition, the $1.2 trillion Infrastructure Investment and Jobs Act contains billions of dollars allocated to ports and water infrastructure, bridges, and causeways. We believe our current equipment fleet will allow us to meet market demand for projects from both our public and private customers.

In the long-term, we see positive trends in demand for our services in our end markets, including:

- Continuing need to repair and improve degrading U.S. marine infrastructure;

- Navy infrastructure investments;

- Long-term demand from downstream energy-related companies will be driven by larger capital projects, as well as maintenance call-out work;

- Expected increases in cargo volume and future demands from larger ships transiting the Panama Canal will require ports along the Gulf Coast and Atlantic Seaboard to expand port infrastructure as well as perform additional dredging services;

- Possible work opportunities generated by the Water Resources Reform and Development Act (the "WRRDA Act") authorizing expenditures for the conservation and development of the nation's waterways as well as addressing funding deficiencies within the Harbor Maintenance Trust Fund;

- Renewed focus on coastal rehabilitation along the Gulf Coast, particularly through the use of RESTORE Act funds based on fines collected related to the 2010 Gulf of Mexico oil spill;

- Funding for highways and transportation under successor Acts to the Fixing America's Surface Transportation Act;

- Nearly $7 billion of federal funding provided by the US Army Core of Engineers ("USACE") in connection with disaster recovery in Texas; and

- Opportunities related to the Infrastructure Investment and Jobs Act ("IIJA").

<u>Concrete Segment</u>

Demand for our concrete segment's services continues, although timing of certain new project releases could be delayed as a result of inflation, interest rates, labor concerns, supply chain delays and macroeconomic impacts. We currently see long-term demand for our concrete construction services in the Texas building sector as Texas's major metropolitan areas, and expanding suburbs continue to be leading locations for population and business growth. Population growth throughout our markets continues to drive new distribution centers, education facilities, office expansion, retail and grocery establishments, new multi-family housing units, and structural towers for business, residential or mixed-use purposes. The diversified Texas economy provides us with multiple sources of bid opportunities. Additional demand for concrete services in our markets could be provided by work as part of the federal infrastructure bill.

In the long-term, we see positive trends in demands for our services in our end markets, including:

- Population growth in the state of Texas driven by corporate relocations;

- Continued investment in warehouse/distribution and data center space in our core markets;

- Geographic expansion outside of Texas; and

- Potential opportunities related to the IIJA.

Consolidated Results of Operations

Backlog Information

Our contract backlog represents our estimate of the revenues we expect to realize under the portion of contracts remaining to be performed. Given the typical duration of our contracts, which is generally less than a year, our backlog at any point in time usually represents only a portion of the revenue that we expect to realize during a twelve-month period. We have not been adversely affected by contract cancellations or modifications in the past; however we may be in the future, especially in periods of economic uncertainty.

Backlog as of the periods ended below are as follows (in millions):

	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Marine segment	$ 582.8	$ 537.0	$ 567.1	$ 569.9	$ 602.5
Concrete segment	146.3	153.5	191.3	186.7	159.7
Consolidated	$ 729.1	$ 690.5	$ 758.4	$ 756.6	$ 762.2

We are optimistic in our end-markets and in the opportunities that are emerging across our various marketplaces as evidenced by the $1.2 billion of quoted bids outstanding at quarter end. Of this amount, approximately $248 million was either awarded to us and contracted, or awarded and pending contract, subsequent to December 31, 2024.

These estimates are subject to fluctuations based upon the scope of services to be provided, as well as factors affecting the time required to complete the project. Backlog is not necessarily indicative of future results. In addition to our backlog under contract, we also have a substantial number of projects in negotiation or pending award at any given time. Delays in decisions on pending awards also have a negative impact on the timing and amount by which we are able to increase backlog.

Income Statement Comparisons

	Year ended December 31,					
	2024		**2023**		**2022**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
	(dollar amounts in thousands)					
Contract revenues	$ 796,394	100.0 %	$ 711,778	100.0 %	$ 748,322	100.0 %
Cost of contract revenues	705,234	88.6 %	650,115	91.3 %	697,580	93.2 %
Gross profit	91,160	11.4 %	61,663	8.7 %	50,742	6.8 %
Selling, general and administrative expenses	82,537	10.4 %	69,431	9.8 %	62,503	8.4 %
Amortization of intangible assets	—	— %	427	0.1 %	1,239	0.2 %
Gain on disposal of assets, net	(2,898)	(0.4)%	(8,455)	(1.2)%	(4,970)	(0.7)%
Intangible asset impairment loss	—	— %	6,890	1.0 %	—	— %
Operating income (loss)	11,521	1.4 %	(6,630)	(1.0)%	(8,030)	(1.1)%
Other (expense) income:						
Other income	357	— %	641	0.1 %	199	— %
Interest income	207	— %	103	— %	104	— %
Interest expense	(13,381)	(1.6)%	(11,659)	(1.6)%	(4,456)	(0.6)%
Other expense, net	(12,817)	(1.6)%	(10,915)	(1.5)%	(4,153)	(0.6)%
Loss before income tax expense	(1,296)	(0.2)%	(17,545)	(2.5)%	(12,183)	(1.6)%
Income tax expense	348	— %	330	— %	429	0.1 %
Net loss	$ (1,644)	(0.2)%	$ (17,875)	(2.5)%	$ (12,612)	(1.7)%

Year ended December 31, 2024 compared with year ended December 31, 2023

Contract Revenues. Contract revenues for the year ended December 31, 2024 of $796.4 million increased $84.6 million or 11.9% as compared to $711.8 million in the prior year period. The increase was primarily due to an increase in marine segment revenue related to the Pearl Harbor drydock project, partially offset by lower concrete segment revenue due to disciplined bidding standards to win quality work at attractive margins.

Gross Profit. Gross profit was $91.2 million for the year ended December 31, 2024 compared to $61.7 million in the prior year period, an increase of $29.5 million or 47.8%. Gross profit in the year ended December 31, 2024 was 11.4% of total contract revenues as compared to 8.7% in the prior year period. The increase in gross profit dollars and margin was primarily driven by improved pricing of projects in both segments stemming from higher quality projects and improved execution.

Selling, General and Administrative Expense. Selling, General and Administrative ("SG&A") expenses were $82.5 million for the year ended December 31, 2024 compared to $69.4 million in the prior year period, an increase of $13.1 million or 18.9%. As a percentage of total contract revenues, SG&A expenses increased from 9.8% to 10.4%. The increase in SG&A dollars and percentage reflect an increase in IT, compensation, business development spending, and higher legal costs related to pursuing project-related claims.

Gain on Disposal of Assets, net. During the year ended December 31, 2024 and 2023 we realized $2.9 million and $8.5 million, respectively, of net gains on disposal of assets. The year ended December 31, 2023, included a gain of $5.2 million related to the sale-leaseback of our Port Lavaca South Yard property in Texas.

Other Expense, net. Other expense primarily reflects interest on our borrowings of $13.4 million and $11.7 million in the years ended December 31, 2024 and 2023, respectively, partially offset by interest income and non-operating gains or losses.

Income Tax Expense. We recorded tax expense of $0.3 million in both the year ended December 31, 2024 and in the prior year period. Our effective tax rate for the year ended December 31, 2024 was (26.9)%, which differs from the federal statutory rate of 21% primarily due to the tax impact from the valuation allowance for current year activity, the statue expiration of an uncertain tax position, state income taxes and the non-deductibility of other permanent items.

Year ended December 31, 2023 compared with year ended December 31, 2022

Contract Revenues. Contract revenues for the year ended December 31, 2023 of $711.8 million decreased $36.5 million or 4.9% as compared to $748.3 million in the prior year period. The decrease was primarily due to weather and customer delays in both businesses in the first quarter of 2023 and a reduction of concrete segment revenue in central Texas, partially offset by an increase in marine revenue primarily related to the Pearl Harbor Project.

Gross Profit. Gross profit was $61.7 million for the year ended December 31, 2023, compared to $50.7 million in the prior year period, an increase of $11.0 million or 21.5%. Gross profit was 8.7% of total contract revenues in the year ended December 31, 2023, compared to 6.8% in the prior year period. The increase in gross profit dollars and margin was primarily due to actions to manage costs during project delays, including reallocating equipment, reducing the size of the fleet, headcount reductions, and realizing margin improvements in the concrete business that reflected our margin improvement initiatives.

Selling, General and Administrative Expenses. SG&A expenses were $69.4 million for the year ended December 31, 2023, compared to $62.5 million in the prior year period, an increase of $6.9 million, or 11.1%. As a percentage of total contract revenues, SG&A expenses increased from 8.4% to 9.8% for the year ended December 31, 2023 and December 31, 2022, respectively. The increase in SG&A dollars and percentage was primarily due to the decrease in concrete segment revenue, an increase in bonus expense as a result of our strong performance relative to the budget and the addition of strategic new leadership positions in the year ended December 31, 2023, partially offset by lower consulting expense related to the completion of the management transition.

Gain on Disposal of Assets, net. During the year ended December 31, 2023 and 2022, we realized $8.5 million and $5.0 million, respectively, of net gains on disposal of assets. Included in the current year amount is a net gain of $5.2 million related to the sale-leaseback of our Port Lavaca South Yard property in Texas. See Note 11 of the Notes to the Financial Statements in this Form 10-K for a further description of the sale of property.

Intangible Asset Impairment Loss. During the year ended December 31, 2023, we recorded a $6.9 million intangible asset impairment loss due to our strategic decision to rebrand the concrete segment under the Orion banner. The segment had previously operated under its prior name, TAS Concrete Construction, since its acquisition in 2015. The rebranding reflects a strategic initiative to integrate our different service offerings under one banner to leverage Orion's brand reputation and to deliver greater value and seamless execution for our customers. See Note 8 of the Notes to the Financial Statements in this Form 10-K for a further discussion of the intangible asset impairment loss.

Other Expense, net. Other expense, net primarily reflects interest on our borrowings, partially offset by interest income and non-operating gains or losses. Interest expense for the year ended December 31, 2023 of $11.7 million increased $7.2 million, as compared to $4.5 million in the prior year period. This increase was primarily due to an increase in the weighted average interest rate from 6.23% in the prior year period to 12.00% in the current year period as a result of the terms of our new Credit Agreement with White Oak and an increase in the weighted average debt outstanding in the current year period as compared to the prior year period.

Income Tax Expense. We recorded tax expense of $0.3 million in the year ended December 31, 2023, compared to tax expense of $0.4 million in the prior year period. Our effective tax rate for the year ended December 31, 2023 was (1.9)%, which differs from the federal statutory rate of 21% primarily due to the tax impact from the valuation allowance for current year activity, state income taxes and the non-deductibility of other permanent items.

Segment Results

The following table sets forth, for the periods indicated, statements of operations data by segment, segment revenues as a percentage of consolidated revenues and segment operating income (loss) as a percentage of segment revenues.

	Year ended December 31,					
	2024		**2023**		**2022**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
	(dollar amounts in thousands)					
Contract revenues						
Marine segment						
Public sector	$ 403,428	77.4 %	$ 292,088	73.8 %	$ 237,363	70.0 %
Private sector	117,822	22.6 %	103,829	26.2 %	101,850	30.0 %
Marine segment total	$ 521,250	100.0 %	$ 395,917	100.0 %	$ 339,213	100.0 %
Concrete segment						
Public sector	$ 28,193	10.2 %	$ 20,297	6.4 %	$ 30,284	7.4 %
Private sector	246,951	89.8 %	295,564	93.6 %	378,825	92.6 %
Concrete segment total	$ 275,144	100.0 %	$ 315,861	100.0 %	$ 409,109	100.0 %
Total	$ 796,394		$ 711,778		$ 748,322	
Operating income (loss)						
Marine segment	$ 2,318	0.4 %	$ 3,670	0.9 %	$ 9,787	2.9 %
Concrete segment	9,203	3.3 %	(10,300)	(3.3)%	(17,817)	(4.4)%
Total	$ 11,521		$ (6,630)		$ (8,030)	

Year ended December 31, 2024 compared with year ended December 31, 2023

Marine Segment

Revenues for our marine segment for the year ended December 31, 2024 were $521.3 million compared to $395.9 million for the year ended December 31, 2023, an increase of $125.4 million, or 31.7%. The increase was primarily related to the Pearl Harbor Project.

Operating income for our marine segment for the year ended December 31, 2024 was $2.3 million, compared to $3.7 million for the year ended December 31, 2023, a decrease in operating income of $1.4 million. Adjusted for the gain on the Port Lavaca South Yard property sale-leaseback in Texas that occurred during the year ended December 31, 2023, operating loss for the year ended December 31, 2023 was $1.5 million. This $3.8 million increase in operating income was primarily due to margin improvements stemming from higher quality projects and improved execution.

Concrete Segment

Revenues for our concrete segment for the year ended December 31, 2024 were $275.1 million compared to $315.9 million for the year ended December 31, 2023, a decrease of $40.8 million, or 12.9%. This decrease was primarily due to disciplined bidding standards to win quality work at attractive margins.

Operating income for our concrete segment for the year ended December 31, 2024 was $9.2 million, compared to an operating loss of $10.3 million for the year ended December 31, 2023, an increase of $19.5 million. This increase was primarily due to winning higher margin jobs due to disciplined bidding standards and improved execution.

Year ended December 31, 2023 compared with year ended December 31, 2022

<u>Marine Segment</u>

Revenues for our marine segment for the year ended December 31, 2023 were $395.9 million compared to $339.2 million for the year ended December 31, 2022, an increase of $56.7 million, or 16.7%. The increase was primarily related to the Pearl Harbor Project.

Operating income for our marine segment for the year ended December 31, 2023 was $3.7 million, compared to operating income of $9.8 million for the year ended December 31, 2022, a decrease of $6.1 million. Adjusted for the $5.2 million gain on the Port Lavaca South Yard property sale-leaseback in Texas, operating loss for the year ended December 31, 2023 was $1.5 million or a decrease of $11.3 million. This decrease in operating income was primarily due to lower equipment utilization, and higher SG&A in the current year.

<u>Concrete Segment</u>

Revenues for our concrete segment for the year ended December 31, 2023 were $315.9 million compared to $409.1 million for the year ended December 31, 2022, a decrease of $93.2 million, or 22.8%. This decrease was primarily due to a reduction of revenue resulting from winding down operations in Central Texas.

Operating loss for our concrete segment for the year ended December 31, 2023 was $10.3 million, compared to $17.8 million for the year ended December 31, 2022, a decrease in operating loss of $7.5 million. Adjusted for the $6.9 million intangible asset impairment loss on the TAS Commercial Concrete tradename, operating loss for the year ended December 31, 2023 was $3.4 million, or a decrease in operating loss of $14.4 million. This decrease in operating loss was primarily due to lower indirect costs due to winding down operations in Central Texas.

Liquidity and Capital Resources

Changes in working capital are normal within our business given the varying mix in size, scope, seasonality and timing of delivery of our projects. At December 31, 2024, our working capital was $78.2 million, as compared to $55.9 million at December 31, 2023. As of December 31, 2024, we had unrestricted cash on hand of $28.3 million. Our borrowing availability under our revolving portion of our Credit Agreement at December 31, 2024 was approximately $26.7 million. Our primary liquidity needs are to finance our working capital and fund capital expenditures. Historically, our source of liquidity has been cash provided by our operating activities, sale of underutilized assets, and borrowings under our credit facilities. The assessment of our liquidity requires us to make estimates of future activity and judgments about whether we are compliant with financial covenant calculations under our debt and other agreements and have adequate liquidity to operate. Significant assumptions used in our forecasted model of liquidity include forecasted sales, costs, and capital expenditures, as well as expected timing and proceeds of planned real estate transactions.

Recent Developments

On September 12, 2024, we completed the sale of 5,589,000 shares of common stock, including 729,000 shares of common stock pursuant to an option granted to the underwriters, in an underwritten public offering. We received net proceeds of approximately $26.4 million, after deducting underwriting discounts and other estimated offering expenses payable by us. The net proceeds were used for working capital and for general corporate purposes, including repayment of borrowings under the Credit Agreement.

The following table provides information regarding our cash flows and our capital expenditures for the years ending December 31, 2024, 2023 and 2022:

	2024	**2023**	**2022**
Net loss	$ (1,644)	$ (17,875)	$ (12,612)
Adjustments to remove non-cash and non-operating items	36,018	32,641	27,413
Cash flow from net income after adjusting for non-cash and non-operating items	34,374	14,766	14,801
Change in operating assets and liabilities (working capital)	(21,698)	2,412	(5,236)
Cash flows provided by operating activities	$ 12,676	$ 17,178	$ 9,565
Cash flows (used in) provided by investing activities	$ (11,482)	$ 2,170	$ (9,704)
Cash flows (used in) provided by financing activities	$ (3,816)	$ 7,806	$ (8,370)
Capital expenditures (included in investing activities above)	$ (14,091)	$ (8,909)	$ (14,584)

Operating Activities.

During 2024, we generated approximately $12.7 million from cash in our operating activities. The net cash inflow is comprised of $34.4 million of cash inflows from net income, after adjusting for non-cash items and $21.7 million of cash outflows related to changes in net working capital. The changes in net working capital, which are reflected as changes in operating assets and liabilities in our Consolidated Statements of Cash Flows, were primarily driven by $19.6 million of cash outflows pursuant to the relative timing and significance of project progression and billings during the period, a $8.7 million decrease in operating lease liabilities and $0.4 million of other outflows, partially offset by a $7.0 million cash inflow related to an increase in our net position of accounts receivable and accounts payable plus accrued liabilities during the period.

During 2023, we generated approximately $17.2 million in cash from our operating activities. The net cash inflow is comprised of $14.8 million of cash inflows from net income, after adjusting for non-cash items and $2.4 million of cash inflows related to changes in net working capital. The changes in net working capital, which are reflected as changes in operating assets and liabilities in our Consolidated Statements of Cash Flows, were primarily driven by a $21.4 million inflow related to an increase in our net position of accounts receivable and accounts payable plus accrued liabilities during the period, partially offset by a $11.3 million outflow pursuant to the relative timing and significance of project progression and billings during the period, a $6.8 million decrease in operating lease liabilities during the period, and $0.9 million of other cash outflows.

During 2022, we generated approximately $9.6 million in cash from our operating activities. The net cash inflow is comprised of $14.8 million of cash inflows from net income, after adjusting for non-cash items and $5.2 million of cash outflows related to changes in net working capital. The changes in net working capital, which are reflected as changes in operating assets and liabilities in our Consolidated Statements of Cash Flows, were primarily driven by a $4.7 million decrease in operating lease liabilities during the period and a $4.7 million outflow pursuant to the relative timing and significance of project progression and billings during the period, partially offset by a $4.1 million inflow related to an increase in our net position of accounts receivable and accounts payable plus accrued liabilities during the period and $0.1 million of other cash inflows.

Investing Activities.

Capital asset additions and betterments to our fleet were $14.1 million in 2024, as compared with $8.9 million and $14.6 million in 2023 and 2022, respectively. Proceeds from the sale of property and equipment were $2.6 million in 2024, as compared with $11.1 million and $4.9 million in 2023 and 2022, respectively. Included in the year ended December 31, 2023 is $8.1 million of proceeds related to the sale-leaseback of the Port Lavaca South Yard property in Texas.

Financing Activities.

During the year ended December 31, 2024, we had proceeds from an offering of common stock of $26.4 million, borrowings and repayments of $72.6 million on the White Oak revolving credit line, repayments of $15.0 million on the White Oak term loan, payments on finance lease liabilities of $8.9 million, payments made on failed sale-leaseback arrangements of $5.8 million, $0.5 million of payments related to tax withholding for share-based compensation, repayments of $0.5 million on other debt, loan costs of $0.4 million and a cash inflow of $0.9 million for proceeds from the exercise of stock options.

During the year ended December 31, 2023, we had borrowings of $5.0 million from our prior credit agreement, $38.0 million from the term loan portion of our new Credit Agreement and borrowings of $64.0 million on the revolving credit line under our new Credit Agreement, repayments of $40.0 million on our prior credit agreement, repayments of $64.0 million on the revolving credit line under our new Credit Agreement, proceeds from failed sales-leasebacks of $14.7 million, proceeds of $2.4 million related to the Port Lavaca land sale-leaseback financing, loan costs of $6.5 million, payments on finance lease liabilities of $4.8 million and a cash outflow of $0.5 million for payments related to tax withholdings for share-based compensation.

During the year ended December 31, 2022, we drew down $24.0 million from our revolving line of credit under our prior credit agreement. During the year ended December 31, 2022, we repaid $28.0 million on our revolving line of credit under our prior credit agreement, had payments of $3.0 million on finance lease liabilities and incurred $0.7 million of loan costs related to the ninth amendment to our prior credit agreement.

Sources of Capital

On May 15, 2023, we entered into a new three-year $103.0 million Credit Agreement with White Oak, which includes a $65.0 million asset based revolving credit line and a $38.0 million fixed asset term loan. Please see <u>Note 10</u> of the Notes to the Consolidated Financial Statements for further discussion.

Amendment No. 6 to the Credit Agreement

Please see "Note 21 – Subsequent Event" in our audited consolidated financial statements for a detailed description of Amendment No. 6 to the Credit Agreement.

Bonding Capacity

We are often required to provide various types of surety bonds that provide additional security to our customers for our performance under certain government and private sector contracts. Our ability to obtain surety bonds depends on our capitalization, working capital, past performance and external factors, including the capacity of the overall surety market. At December 31, 2024, the capacity under our current bonding arrangement was at least $1.1 billion, with approximately $588 million of projects being bonded. While we believe that our current bonding capacity is sufficient to satisfy current demand for our services, any new major project opportunities may require us to seek additional bonding capacity in the future. We believe our balance sheet and working capital position will allow us to access additional bonding capacity as needed in the future.

Effect of Inflation

We are subject to the effects of inflation through increases in the cost of raw materials, and other items such as fuel, concrete and steel. Due to the relative short-term duration of our projects, we are generally able to include anticipated cost increases in the pricing of our bids.

Off Balance Sheet Arrangements

Currently our only off-balance sheet arrangements are those discussed above under "Bonding Capacity" and those which arise in the normal course of business. These arrangements are not reasonably likely to have an effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

Critical Accounting Estimates

The consolidated financial statements contained in this report were prepared in accordance with U.S. GAAP. The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect both the Company's carrying values of its assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Although our significant accounting policies are described in more detail in Note 2 of the Notes to Consolidated Financial Statements; we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements:

- Revenue Recognition from Construction Contracts;
- Long Lived Assets;
- Income Taxes.

Revenue Recognition

Our revenue is derived from contracts to provide marine construction, dredging, turnkey concrete services, and other specialty services. Our projects are typically short in duration and usually span a period of less than one year. We determine the appropriate accounting treatment for each contract before work begins and record revenue on contracts over time.

Performance obligations are promises in a contract to transfer distinct goods or services to the customer and are the unit of account under Topic 606. Our contracts and related change orders typically represent a single performance obligation because individual goods and services are not separately identifiable and we provide a significantly integrated service. Revenue is recognized over time because control is continuously transferred to the customer. For contracts with multiple performance obligations, we allocate the contract's transaction price to each performance obligation using our best estimate of the stand-alone selling price of each distinct good or service. Progress is measured by the percentage of actual contract costs incurred to date to total estimated costs for each contract. This method is used because management considers contract costs incurred to be the best available measure of progress on these contracts. These estimates are subject to uncertainties and require judgment. Estimates of contract costs include all direct costs, such as material and labor, and those indirect costs incurred that are related to contract performance such as payroll taxes and insurance. General and administrative costs are charged to expense as incurred. Upfront costs, such as incurring costs to mobilize personnel and equipment prior to satisfying a performance obligation are capitalized and amortized over the contract performance period.

These estimates consider historical performance, the complexity of the work to be performed, the estimated time to complete the project, and other economic factors such as inflation and market rates. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and reported revenue and are recognized in the period in which the revisions are determined. The effect of changes in estimates of contract revenue or contract costs is recognized as an adjustment to recognized revenue on a cumulative catch-up basis. When losses on uncompleted contracts are anticipated, the entire loss is recognized in the period in which such losses are determined. Revenue is recorded net of any sales taxes collected and paid on behalf of the customer, if applicable.

Contract revenue is derived from the original contract price as modified by agreed-upon change orders and estimates of variable consideration related to incentive fees and change orders or claims for which price has not yet been agreed by the customer. We estimate variable consideration based on our assessment of the most likely amount to which we expect to be entitled. Variable consideration is included in the estimated recognition of revenue to the extent it is probable that a significant reversal of cumulative recognized revenue will not occur. A determination that the collection of a claim is probable is based upon our evaluation of its compliance with the terms of the contract and the extent to which we performed in accordance therewith but does not guarantee collection in full.

Long-Lived Assets

Our long-lived assets consist primarily of equipment used in our operations. Fixed assets are carried at cost and are depreciated over their estimated useful lives, ranging from one to 30 years, using the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes. The carrying value of our long-lived assets is evaluated periodically based on utilization of the asset and physical condition of the asset, as well as the useful life of the asset to determine if adjustment to the depreciation period or the carrying value is warranted. If events and circumstances such as poor utilization or deteriorated physical condition indicate that the asset(s) should be reviewed for possible impairment, we use projections to assess whether future cash flows, including disposition, on a non-discounted basis related to the tested assets are likely to exceed the recorded carrying amount of those assets to determine if an impairment exists. If we identify a potential impairment, we will estimate the fair value of the asset through known market transactions of similar equipment and other valuation techniques, which could include the use of similar projections on a discounted cash flow basis. We will report a loss to the extent that the carrying value of the impaired assets exceeds their fair values.

Income Taxes

We determine our consolidated income tax provision using the asset and liability method prescribed by U.S. GAAP, which requires the recognition of income tax expense for the amount of taxes payable or refundable for the current period and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. We must make significant assumptions, judgments and estimates to determine our current provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance to be recorded against any deferred tax asset. The current provision for income tax is based upon the current tax laws and our interpretation of these laws, as well as the probable outcomes of any tax audits. The value of any net deferred tax asset depends upon estimates of the amount and category of future taxable income reduced by the amount of any tax benefits that we do not expect to realize. The factors used to assess the likelihood of realization include our forecast of future taxable income exclusive of reversing temporary differences and carryforwards, future reversals of existing taxable temporary differences and available tax planning strategies that could be implemented to realize the net deferred tax assets.

We consider both positive and negative evidence when evaluating the need for a valuation allowance on our deferred tax assets in accordance with ASC 740. Available evidence includes historical financial information supplemented by currently available information about future years. Generally, historical financial information is more objectively verifiable than projections of future income and is therefore given more weight in our assessment. We consider cumulative losses in the most recent twelve quarters to be significant negative evidence that is difficult to overcome in considering whether a valuation allowance is required. Conversely, we consider a cumulative income position over the most resent twelve quarters, to be significant positive evidence that a valuation allowance may not be required.

Actual operating results and the underlying amount and category of income in future years could render current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate, thus impacting our financial position and results of operations. We compute deferred income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We account for uncertain tax positions in accordance with the provisions of the FASB's ASC 740-10, which prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, on our consolidated tax return. We evaluate and record any uncertain tax positions based on the amount that management deems is more likely than not to be sustained upon ultimate settlement with the tax authorities in the tax jurisdictions in which we operate.

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, our results of operations are subject to risks related to fluctuations in commodity prices and fluctuations in interest rates. Historically, our exposure to foreign currency fluctuations has not been material and has been limited to temporary field accounts located in foreign countries where we perform work. Foreign currency fluctuations were immaterial in this reporting period.

Commodity price risk

We are subject to fluctuations in commodity prices for concrete, steel products and fuel. Although we routinely attempt to secure firm quotes from our suppliers, we generally do not hedge against increases in prices for commodity products.

Commodity price risks may have an impact on our results of operations due to the fixed-price nature of many of our contracts, although the short-term duration of our projects may allow us to include cost increases to the pricing of our bids.

Interest rate risk

At December 31, 2024, we had $23.0 million in outstanding borrowings under our Credit Agreement, with a weighted average ending interest rate of 11.65%. Based on the amounts outstanding under our Credit Agreement as of December 31, 2024, a 100 basis-point increase in SOFR (or an equivalent successor rate) would increase the Company's annual interest expense by approximately $0.2 million.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item 8 is submitted as a separate section beginning on page F-1 of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on management's evaluation with the participation of our principal executive officer and principal financial officer, as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. Our system of internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of our management; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Management, under the oversight of our principal executive officer and principal financial officer, and Audit Committee, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal control - An Integrated

Framework ("2013 Framework"). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2024 at the reasonable assurances level.

Our independent registered public accounting firm, KPMG LLP, who audited the consolidated financial statements included in this annual report, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024. KPMG LLP's report appears on page F-4 of this annual report on Form 10-K.

Item 9B. **OTHER INFORMATION**

None.

Item 9C. **DISCLOSURE CONCERNING CERTAIN FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors, Executive Officers, Promoters and Control Persons
The information under the heading "Information about our Executive Officers" in this Form 10-K is incorporated by reference into this section. The information required by Paragraphs (c) through (g) of Item 401 of Regulation S-K and Item 405 of Regulation S-K is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A no later than April 30, 2025 (the "Proxy Statement").

Code of Ethics
We have adopted a code of ethics for our chief executive, chief financial and principal accounting officers; a code of business conduct and ethics for members of our Board of Directors; and corporate governance guidelines. The full texts of the codes of ethics and corporate governance guidelines are available at our website www.oriongroupholdingsinc.com. Although we have never done so, in the event we make any amendment to, or grant any waiver from, a provision of the code of ethics that applies to the principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC rules, we will disclose such amendment or waiver and the reasons therefore on our website. We will provide any person without charge a copy of any of the aforementioned codes of ethics upon receipt of a written request. Requests should be addressed to: Orion Group Holdings, Inc. 12000 Aerospace Avenue, Suite 300, Houston, Texas 77034, Attention: Corporate Secretary.

Corporate Governance
The information required by Items 407(c)(3), (d)(4) and (d)(5) and 408(b) of Regulation S-K is hereby incorporated by reference from our Proxy Statement.

Item 11.   EXECUTIVE COMPENSATION

The information required by Items 402, 407(e)(4) and 407(e)(5) of Regulation S-K is hereby incorporated by reference from our Proxy Statement.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Items 201(d) and 403 of Regulation S-K is hereby incorporated by reference from our Proxy Statement.

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 404 of Regulation S-K is hereby incorporated by reference from our Proxy Statement.

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 9(e) of Schedule 14A is hereby incorporated by reference from our Proxy Statement.

PART IV

Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this Report:

1.   Financial Statements

The Company's Consolidated Financial Statements at December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 and the notes thereto, together with the Report of the Independent Registered Public Accounting Firm on those Consolidated Financial Statements are hereby filed as part of this Report, beginning on page F-1.

2.   Financial Statement Schedule

The following financial statement schedule of the Company for each of the three years in the period ended December 31, 2024 is filed as part of this Report and should be read in conjunction with the Consolidated Financial Statements of the Company.

Schedule II – Schedule of Valuation and Qualifying Accounts

3.   Exhibits

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Orion Group Holdings, Inc. (incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities and Exchange Commission on August 5, 2016 (File No. 001-33891)).
3.2	Amended and Restated Bylaws of Orion Group Holdings, Inc. (incorporated herein by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities and Exchange Commission on August 5, 2016 (File No. 001-33891)).
4.1	Description of Registered Securities of Orion Group Holdings, Inc. (Incorporated herein by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed with the Securities Exchange Commission on February 28, 2020 (File No. 001-338911).
† 10 .1	Form of Indemnity Agreement for Directors and Certain Officers dated November 24, 2008 (incorporated herein by reference to Exhibit 1.01 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2008 (File No. 001-33891)).
† 10 .2	Orion Marine Group, Inc. 2011 Long Term Incentive Plan (incorporated herein by reference to Appendix A to the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 4, 2011 (File No. 001-33891)).
† 10 .3	Form of Stock Option Agreement Under the 2011 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2012 (File No. 001-33891)).
† 10 .4	Form of Restricted Stock Agreement and Notice of Grant of Restricted Stock under the 2011 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2012 (File No. 001-33891)).
† 10 .5	Executive Incentive Plan (incorporated herein by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 7, 2008 (File No. 001-33891)).
† 10 .6	Orion Group Holdings, Inc. 2017 Long-Term Incentive Plan (incorporated herein by reference to Appendix A to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 11, 2017 (File No. 001-33891)).
† 10.7	Form of Stock Option Agreement under the 2017 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2019 (File No. 001-33891)).

Exhibit Number	Description
† 10.8	Form of Restricted Stock Agreement under the 2017 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2019 (File No. 001-33891)).
† 10.9	Form of Performance Unit Agreement under the 2017 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2019 (File No. 001-33891)).
† 10.10	Summary of Non-Employee Director Compensation (incorporated herein by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2019 (File No. 001-33891)).
10.11	Real Estate Purchase and Sale Agreement (Jones Spoils Tracts, Harris County, TX) dated February 3, 2014, by and between PASADENA NITROGEN LLC, a Delaware limited liability company, as Seller, and CPB PROPERTIES, LLC, a Texas limited liability company, as Purchaser, and joined in by AGRIFOS HOLDINGS, INC., a Delaware corporation, effective February 26, 2014 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 4, 2014) (File No. 001-33891).
† 10.12	2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 24, 2022 (File No. 001-33891)).
† 10.13	Amendment No. 1 to Orion Group Holdings, Inc.'s 2022 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2024 (File No. 001-33891)).
† 10.14	Orion Group Holdings, Inc. Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2024 (File No. 001-33891)).
† 10.15	Form of Restricted Stock Agreement under the 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 26, 2024 (File No. 001-33891)).
† 10.16	Form of Performance Unit Agreement under the 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 26, 2024 (File No. 001-33891)).
† 10.17	Employment Offer Letter dated August 15, 2022 between Orion Group Holdings, Inc. and Travis J. Boone (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 18, 2022 (File No. 001-33891)).
† 10.18	Employment Offer Letter dated August 29, 2022 between Orion Group Holdings, Inc. and Gordon Scott Thanisch (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2022 (File No. 001-33891)).
10.19	Loan Agreement dated as of May 15, 2023 among Orion Group Holdings, Inc. and certain of its subsidiaries from time to time party hereto as borrowers, the entities from time to time party hereto, as Lenders, White Oak Commercial Finance, LLC, as Administrative Agent and Collateral Agent. . (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2023 (File No. 001-33891)).
10.20	Amendment No. 1, dated December 1, 2023 to the Loan Agreement dated as of May 15, 2023 among Orion Group Holdings, Inc. and certain of its subsidiaries from time to time party hereto as borrowers, the entities from time to time party hereto, as Lenders, White Oak Commercial Finance, LLC, as Administrative Agent and Collateral Agent. (incorporated herein by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Securities and Exchange Commission on March 1, 2024 (File No. 001-33891)).
10.21	Amendment No. 2, dated February 27, 2024 to the Loan Agreement dated as of May 15, 2023 among Orion Group Holdings, Inc. and certain of its subsidiaries from time to time party hereto as borrowers, the entities from time to time party hereto, as Lenders, White Oak Commercial Finance, LLC, as Administrative Agent and Collateral Agent. (incorporated herein by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Securities and Exchange Commission on March 1, 2024 (File No. 001-33891)).

Exhibit Number	Description
10.22	Amendment No. 3, dated April 24, 2024 to the Loan Agreement dated as of May 15, 2023 among Orion Group Holdings, Inc. and certain of its subsidiaries from time to time party hereto as borrowers, the entities from time to time party hereto, as Lenders, White Oak Commercial Finance, LLC, as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the Securities and Exchange Commission on April 26, 2024 (File No. 001-33891)).
10.23	Amendment No. 4, dated June 28, 2024, to the Loan Agreement dated as of May 15, 2023 among Orion Group Holdings, Inc. and certain of its subsidiaries from time to time party hereto as borrowers, the entities from time to time party hereto, as Lenders, White Oak Commercial Finance, LLC, as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2024 (File No. 001-33891)).
10.24	Amendment No. 5 dated July 26, 2024, to the Loan Agreement dated as of May 15, 2023 among Orion Group Holdings, Inc. and certain of its subsidiaries from time to time party hereto as borrowers, the entities from time to time party hereto, as Lenders, White Oak Commercial Finance, LLC, as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the Securities and Exchange Commission on July 26, 2024 (File No. 001-33891)).
*10.25	Amendment No. 6 dated March 4, 2025, to the Loan Agreement dated as of May 15, 2023 among Orion Group Holdings, Inc. and certain of its subsidiaries from time to time party hereto as borrowers, the entities from time to time party hereto, as Lenders, White Oak Commercial Finance, LLC, as Administrative Agent and Collateral Agent.
10.26	Land Sale-Leaseback Contract, dated June 21, 2023, by and between Orion Marine Construction, Inc., a Florida corporation, and Pelican Marine Services, LLC, a Louisiana limited liability company. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 26, 2023 (File No. 001-33891)).
10.27	Land Sale-Leaseback Contract, dated June 5, 2023, by and between Orion Marine Construction, Inc., a Florida corporation, and Store Capital Acquisitions, LLC, a Delaware limited liability company. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 26, 2023 (File No. 001-33891)).
† 10.28	Employment Agreement by and between Orion Group Holdings, Inc. and Travis J. Boone, effective September 27, 2023. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 28 2023 (File No. 001-33891)).
† 10.29	Employment Agreement by and between Orion Group Holdings, Inc. and Scott Thanisch, effective September 27, 2023. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 28 2023 (File No. 001-33891)).
† 10.30	Employment Offer Letter dated November 20, 2023 between Orion Group Holdings, Inc. and E. Chipman Earle (incorporated herein by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Securities and Exchange Commission on March 1, 2024 (File No. 001-33891)).
† 10.31	Employment Agreement by and between Orion Group Holdings, Inc. and E. Chipman Earle, effective March 20, 2024 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 26, 2024 (File No. 001-33891)).
*19.1	Insider Trading Policy
* 21 .1	List of Subsidiaries.
* 23 .1	Consent of Independent Registered Public Accounting Firm -KPMG, LLP.
* 31 .1	Certification of CEO pursuant to Section 302.
* 31 .2	Certification of CFO pursuant to Section 302.
* 32 .1	Certification of CEO and CFO pursuant to Section 906.
97.1	Orion Group Holdings, Inc. Executive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Securities and Exchange Commission on March 1, 2024 (File No. 001-33891)).
*101.INS	XBRL Instance Document.
*101.SCH	XBRL Taxonomy Extension Schema Document.
*101.CAL	XBRL Extension Calculation Linkbase Document.
*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

Exhibit Number	Description
*101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
*104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Filed herewith

†   Management contract or compensatory plan or arrangement

Item 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORION GROUP HOLDINGS, INC.

March 5, 2025

By:/s/ Travis J. Boone
Travis J. Boone
President, Chief Executive Officer and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Travis J. Boone Travis J. Boone	President, Chief Executive Officer and Director (Principal Executive Officer)	March 5, 2025
/s/ Scott Thanisch Scott Thanisch	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 5, 2025
/s/ Austin J. Shanfelter Austin J. Shanfelter	Chairman of the Board	March 5, 2025
/s/ Thomas N. Amonett Thomas N. Amonett	Director	March 5, 2025
/s/ Michael J. Caliel Michael J. Caliel	Director	March 5, 2025
/s/ Margaret M. Foran Margaret M. Foran	Director	March 5, 2025
/s/ Quentin P. Smith, Jr. Quentin P. Smith, Jr.	Director	March 5, 2025
/s/ Mary E. Sullivan Mary E. Sullivan	Director	March 5, 2025

ORION GROUP HOLDINGS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024

Reports of Independent Registered Public Accounting Firm *(PCAOB ID 185)*	F-2
Consolidated Balance Sheets at December 31, 2024 and 2023	F-5
Consolidated Statements of Operations for the Years Ended December 31, 2024, 2023 and 2022	F-6
Consolidated Statement of Stockholders' Equity for the Years Ended December 31, 2024, 2023 and 2022	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022	F-8
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Orion Group Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Orion Group Holdings, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of estimated costs at completion and variable consideration for certain long-term, fixed-priced construction contracts

As discussed in Notes 3 and 5 to the consolidated financial statements, contract revenue is recognized over time because control of the promised goods and services is continually transferred to the customer. Progress is measured by the percentage of actual costs incurred to date to the total estimated costs at completion. Contract costs include all direct costs, such as material and labor, and those indirect costs incurred that are related to contract performance. The Company estimates variable consideration related to claims and unapproved change orders based on the most likely amount to which it expects to be entitled. The Company reported contract revenues of $796.4 million for the year ended December 31, 2024, which included revenue related to long-term, fixed price construction contracts.

We identified the evaluation of estimated costs at completion and variable consideration for certain long-term, fixed-priced construction contracts in the Marine segment as a critical audit matter. Evaluating the Company's estimated costs at completion for contracts in progress involved subjective auditor judgement given the variability and estimation uncertainty associated with costs of material and labor to be incurred over a long-term contract period. Additionally, evaluating the estimates of variable consideration involved subjective auditor judgement given the uncertainty in determining the costs the Company is entitled to recover under the contract.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's revenue process, including controls over the estimation of costs to complete and variable consideration for certain long-term, fixed-priced construction contracts. We evaluated the Company's ability to estimate these amounts by comparing the Company's previous estimates to actual results. We evaluated estimated costs at completion for certain in-progress contracts by:

- inspecting contractual documents with customers

- conducting interviews with and reviewing questionnaires prepared by project personnel to gain an understanding of the status, risks, and uncertainties of projects

- analyzing a selection of costs in the estimated costs at completion, including the cost of labor, materials, and subcontracts, as applicable, by comparing amounts to purchase orders, costs incurred to date on the project, and costs incurred on similar projects.

We evaluated variable consideration for a certain contract by:

- comparing a selection of costs underlying the claims and unapproved change orders to supporting documentation, including contractual documents and correspondence between the Company and the customer

- assessing management's determination of the most likely amount to which it expects to be entitled by comparing it to the Company's historical experience with similar claims and unapproved change orders.

/s/ KPMG LLP

We have served as the Company's auditor since 2017.

Houston, Texas
March 5, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Orion Group Holdings, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Orion Group Holdings, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated March 5, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Houston, Texas
March 5, 2025

Orion Group Holdings, Inc. and Subsidiaries
Consolidated Balance Sheets
(In Thousands, Except Share and Per Share Information)

		December 31, 2024		December 31, 2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	28,316	$	30,938
Accounts receivable:				
Trade, net of allowance for credit losses of $555 and $361, respectively		106,304		101,229
Retainage		35,633		42,044
Income taxes receivable		483		626
Other current		3,127		3,864
Inventory		1,974		2,699
Contract assets		84,407		81,522
Prepaid expenses and other		9,084		8,894
Total current assets		269,328		271,816
Property and equipment, net of depreciation		86,098		87,834
Operating lease right-of-use assets, net of amortization		27,101		25,696
Financing lease right-of-use assets, net of amortization		25,806		23,602
Inventory, non-current		7,640		6,361
Deferred income tax asset		17		26
Other non-current		1,327		1,558
Total assets	$	417,317	$	416,893
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Current debt, net of debt issuance costs	$	426	$	13,453
Accounts payable:				
Trade		97,139		80,294
Retainage		1,310		2,527
Accrued liabilities		26,294		37,074
Income taxes payable		507		570
Contract liabilities		47,371		64,079
Current portion of operating lease liabilities		7,546		9,254
Current portion of financing lease liabilities		10,580		8,665
Total current liabilities		191,173		215,916
Long-term debt, net of debt issuance costs		22,751		23,740
Operating lease liabilities		20,837		16,632
Financing lease liabilities		11,346		13,746
Other long-term liabilities		20,503		25,320
Deferred income tax liability		28		64
Total liabilities		266,638		295,418
Stockholders' equity:				
Preferred stock -- $0.01 par value, 10,000,000 authorized, none issued		—		—
Common stock -- $0.01 par value, 50,000,000 authorized, 39,681,597 and 33,260,011 issued; 38,970,366 and 32,548,780 outstanding at December 31, 2024 and December 31, 2023, respectively		397		333
Treasury stock, 711,231 shares, at cost, as of December 31, 2024 and December 31, 2023, respectively		(6,540)		(6,540)
Additional paid-in capital		220,513		189,729
Retained loss		(63,691)		(62,047)
Total stockholders' equity		150,679		121,475
Total liabilities and stockholders' equity	$	417,317	$	416,893

The accompanying notes are an integral part of these consolidated financial statements

Orion Group Holdings, Inc. and Subsidiaries
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Information)

| | Year ended December 31, | | |
	2024	2023	2022
Contract revenues	$ 796,394	$ 711,778	$ 748,322
Costs of contract revenues	705,234	650,115	697,580
Gross profit	91,160	61,663	50,742
Selling, general and administrative expenses	82,537	69,431	62,503
Amortization of intangible assets	—	427	1,239
Gain on disposal of assets, net	(2,898)	(8,455)	(4,970)
Intangible asset impairment loss	—	6,890	—
Operating income (loss)	11,521	(6,630)	(8,030)
Other (expense) income:			
Other income	357	641	199
Interest income	207	103	104
Interest expense	(13,381)	(11,659)	(4,456)
Other expense, net	(12,817)	(10,915)	(4,153)
Loss before income taxes	(1,296)	(17,545)	(12,183)
Income tax expense	348	330	429
Net loss	$ (1,644)	$ (17,875)	$ (12,612)
Basic loss per share	$ (0.05)	$ (0.55)	$ (0.40)
Diluted loss per share	$ (0.05)	$ (0.55)	$ (0.40)
Shares used to compute loss per share:			
Basic	34,783,256	32,346,992	31,402,328
Diluted	34,783,256	32,346,992	31,402,328

The accompanying notes are an integral part of these consolidated financial statements

Orion Group Holdings, Inc. and Subsidiaries
Consolidated Statement of Stockholders' Equity
(In Thousands, Except Share Information)

| | Common Stock | | Treasury Stock | | Additional Paid-In | Retained | |
	Shares	Amount	Shares	Amount	Capital	Earnings (Loss)	Total
Balance, January 1, 2022	31,712,457	$ 317	(711,231)	$ (6,540)	$ 185,881	$ (31,560)	$ 148,098
Share-based compensation	—	—	—	—	2,754	—	2,754
Issuance of restricted stock	1,603,434	16	—	—	(16)	—	—
Forfeiture of restricted stock	(382,480)	(4)	—	—	4	—	—
Payments related to tax withholding for share-based compensation	(162,861)	(1)	—	—	(439)	—	(440)
Net loss	—	—	—	—	—	(12,612)	(12,612)
Balance, December 31, 2022	32,770,550	$ 328	(711,231)	$ (6,540)	$ 188,184	$ (44,172)	$ 137,800
Share-based compensation	—	—	—	—	2,042	—	2,042
Issuance of restricted stock	1,031,853	10	—	—	(10)	—	—
Forfeiture of restricted stock	(390,886)	(4)	—	—	4	—	—
Payments related to tax withholding for share-based compensation	(151,506)	(1)	—	—	(491)	—	(492)
Net loss	—	—	—	—	—	(17,875)	(17,875)
Balance, December 31, 2023	33,260,011	$ 333	(711,231)	$ (6,540)	$ 189,729	$ (62,047)	$ 121,475
Share-based compensation	—	—	—	—	4,009	—	4,009
Exercise of stock options	136,549	1	—	—	896	—	897
Issuance of restricted stock	830,059	8	—	—	(8)	—	—
Forfeiture of restricted stock	(69,497)	(1)	—	—	1	—	—
Payments related to tax withholding for share-based compensation	(64,525)	—	—	—	(479)	—	(479)
Issuance of common stock	5,589,000	56	—	—	26,365	—	26,421
Net loss	—	—	—	—	—	(1,644)	(1,644)
Balance, December 31, 2024	39,681,597	$ 397	(711,231)	$ (6,540)	$ 220,513	$ (63,691)	$ 150,679

The accompanying notes are an integral part of these consolidated financial statements

Orion Group Holdings, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

		Year ended December 31,	
	2024	2023	2022
Cash flows from operating activities:			
Net loss	$ (1,644)	$ (17,875)	$ (12,612)
Adjustments to reconcile net loss to net cash used in operating activities:			
Operating activities:			
Depreciation and amortization	15,545	18,844	20,915
Amortization of ROU operating leases	9,960	6,763	4,813
Amortization of ROU finance leases	7,220	5,034	3,142
Write-off of debt issuance costs upon debt modification	—	119	—
Amortization of deferred debt issuance costs	2,015	1,616	424
Deferred income taxes	(27)	(103)	13
Share-based compensation	4,009	2,042	2,754
Gain on disposal of assets, net	(2,898)	(8,455)	(4,970)
Intangible asset impairment loss	—	6,890	—
Allowance for credit losses	194	(109)	322
Change in operating assets and liabilities:			
Accounts receivable	1,892	14,129	(28,660)
Income tax receivable	143	(224)	3
Inventory	(554)	(729)	(1,485)
Prepaid expenses and other	41	(55)	1,645
Contract assets	(2,885)	(37,619)	(15,374)
Accounts payable	16,018	(4,507)	39,370
Accrued liabilities	(10,920)	11,817	(6,630)
Operating lease liabilities	(8,662)	(6,807)	(4,748)
Income tax payable	(63)	48	(79)
Contract liabilities	(16,708)	26,359	10,722
Net cash provided by operating activities	12,676	17,178	9,565
Cash flows from investing activities:			
Proceeds from sale of property and equipment	2,609	11,079	4,880
Purchase of property and equipment	(14,091)	(8,909)	(14,584)
Net cash (used in) provided by investing activities	(11,482)	2,170	(9,704)
Cash flows from financing activities:			
Borrowings on credit	72,589	106,958	24,000
Payments made on borrowings on credit	(73,067)	(104,431)	(28,274)
Payments on term loan	(15,000)	—	—
Proceeds from failed sale-leaseback arrangement	—	14,702	—
Payments on failed sale-leaseback arrangement	(5,855)	—	—
Proceeds from sale-leaseback financing	—	2,397	—
Loan costs from Credit Agreement and prior credit facility	(393)	(6,537)	(664)
Payments of finance lease liabilities	(8,929)	(4,791)	(2,992)
Proceeds from issuance of common stock	26,421	—	—
Payments related to tax withholding for share-based compensation	(479)	(492)	(440)
Exercises of stock options	897	—	—
Net cash (used in) provided by financing activities	(3,816)	7,806	(8,370)
Net change in cash, cash equivalents and restricted cash	(2,622)	27,154	(8,509)
Cash, cash equivalents and restricted cash at beginning of period	30,938	3,784	12,293
Cash, cash equivalents and restricted cash at end of period	$ 28,316	$ 30,938	$ 3,784
Cash paid during the period for:			
Interest	$ 11,501	$ 12,084	$ 2,923
Taxes, net of refunds	$ 797	$ 618	$ 533

The accompanying notes are an integral part of these consolidated financial statements

1.   Description of Business and Basis of Presentation

Description of Business

Orion Group Holdings, Inc. and subsidiaries (hereafter collectively referred to as the "Company"), is a leading specialty construction company serving the infrastructure, industrial, and building sectors, providing services both on and off the water in the continental United States, Alaska, Hawaii, Canada and the Caribbean Basin through our marine segment and our concrete segment. Our marine segment provides construction and dredging services including marine transportation facility construction, marine pipeline construction, marine environmental structures construction, dredging of waterways, channels and ports, environmental dredging, design, and specialty services related to marine construction, fabrication, and dredging. Our concrete segment provides turnkey concrete construction services including concrete surface place and finish, site preparation, layout, forming, and rebar placement for large commercial, structural and other associated business areas. We are headquartered in Houston, Texas with regional offices throughout our operating areas.

Although we describe the business in this report in terms of the services the Company provides, its base of customers and the areas in which it operates, the Company has determined that its operations currently comprise two reportable segments pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 280, *Segment Reporting*.

The tools used by the chief operating decision maker ("CODM") to allocate resources and assess performance are based on two reportable and operating segments: marine and concrete, which operate under the Orion brand and logo.

In making this determination, the Company considered the similar economic characteristics of its operations that comprise its marine segment. For the marine segment, the methods used, and the internal processes employed, to deliver marine construction services are similar throughout the segment, including standardized estimating, project controls and project management. This segment has the same customers with similar funding drivers and are subject to similar regulatory regimes driven through Federal agencies such as the U.S. Army Corps of Engineers, U.S. Fish and Wildlife Service, U.S. Environmental Protection Agency and U.S. Occupational Safety and Health Administration ("OSHA"), among others. Additionally, the segment is driven by macro-economic considerations including the level of import/export seaborne transportation, development of energy-related infrastructure, cruise line expansion and operations, marine bridge infrastructure development, waterway pipeline crossings and the maintenance of waterways. These considerations, and others, are key catalysts for future prospects and are similar across the segment.

For the concrete segment, the Company also considered the similar economic characteristics of these operations. The methods used, and the internal processes employed, to deliver concrete construction services are similar throughout the segment, including standardized estimating, project controls and project management. The projects of this segment are subject to similar regulatory regimes such as OSHA. Additionally, this segment is driven by macro-economic considerations, including movements in population, commercial real estate development, institutional funding and expansion, and recreational development, specifically in metropolitan areas of Texas. These considerations, and others, are key catalysts for current operations and future prospects and are similar across the segment.

Basis of Presentation

These consolidated financial statements include the accounts of the parent company, Orion Group Holdings, Inc. and its wholly-owned subsidiaries and have been prepared in accordance with U.S. GAAP on the going concern basis of accounting, which assumes the Company will continue to operate as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the periods presented, there were no items of other comprehensive income, and therefore comprehensive loss is equal to net loss. All intercompany balances and transactions have been eliminated in consolidation.

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management's plans and actions that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company's ability to continue as a going concern. The mitigating effect of management's plans, however, is only considered if both: (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued; and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

The assessment of the liquidity and going concern requires the Company to make estimates of future activity and judgments about whether the Company is compliant with financial covenant calculations under its debt and other agreements and has adequate liquidity to operate. Significant assumptions used in the Company's forecasted model of liquidity include forecasted sales, costs, and capital expenditures and expected timing and proceeds of planned real estate transactions. The Company has sustained operating losses for the years ended December 31, 2024, 2023 and 2022. Also as described in Note 10, the Company had $35.0 million of outstanding indebtedness under its prior credit facility as of December 31, 2022 which was scheduled to mature on July 31, 2023. As of the date of the filing of the Company's 2022 Form 10-K on March 16, 2023, the Company's existing cash and cash equivalents were not sufficient to satisfy the Company's operating cash needs for at least one year after the issuance of the financial statements. These conditions raised substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements were issued. As such, management concluded at the date of the issuance of the financial statements included in the Company's 2022 Form 10-K that substantial doubt existed as to going concern.

At the beginning of 2023, the Company began a process to refinance the outstanding debt. On May 15, 2023, the Company entered into a new three-year $103.0 million senior secured credit facility (the "Credit Agreement") with White Oak ABL, LLC and White Oak Commercial Finance, LLC (collectively, "White Oak") which includes a $65.0 million asset based revolving credit facility (the "Revolver") and a $38.0 million fixed asset term loan (the "Term Loan"). See Note 10 for more information regarding the debt refinancing.

Based on an assessment of the completion of the debt refinancing process and the other factors above, management believes that the Company will have adequate liquidity for its operations for at least the next 12 months. Therefore, management's conclusion is that the conditions that previously raised substantial doubt have been resolved and substantial doubt is no longer raised as to the Company's ability to continue as a going concern.

2.   Summary of Significant Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management's estimates, judgments and assumptions are continually evaluated based on available information and experience; however, actual amounts could differ from those estimates.

On an ongoing basis, the Company evaluates the significant accounting policies used to prepare its consolidated financial statements, including, but not limited to, those related to:

- Revenue recognition from construction contracts;

- The recording of accounts receivable and allowance for credit losses;

- The carrying value of property, plant and equipment;

- Leases;

- Finite and infinite-lived intangible assets, testing for indicators of impairment;

- Share-based compensation;

- Income taxes; and,

- Self-insurance.

Revenue Recognition

The Company's revenue is derived from contracts to provide marine construction, dredging, turnkey concrete services, and other specialty services. The Company's projects are typically brief in duration, but occasionally, span a period of over one year. The Company determines the appropriate accounting treatment for each contract before work begins and, subject to qualifications discussed in the next paragraph, records contract revenue over time.

Performance obligations are promises in a contract to transfer distinct goods or services to the customer and are the unit of account under Topic 606. Each of the Company's contracts and related change orders typically represent a single performance obligation because the Company provides an integrated service and individual goods and services are not separately identifiable. Revenue is recognized over time because control of the promised goods and services are continuously transferred to the customer over the life of the contract. For contracts with multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation using its best estimate of the stand-alone selling price of each distinct good or service. Progress is measured by the percentage of actual contract costs incurred to date to total estimated costs for each contract. This method is used because management considers contract costs incurred to be the best available measure of progress on these contracts. Contract costs include all direct costs, such as material and labor, and those indirect costs incurred that are related to contract performance such as payroll taxes and insurance. General and administrative costs are charged to expense as incurred. Upfront costs, such as costs to mobilize personnel and equipment prior to satisfying a performance obligation are capitalized and amortized over the contract performance period.

Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and reported revenue and are recognized in the period in which the revisions are determined. The effect of changes in estimates of contract revenue or contract costs is recognized as an adjustment to recognized revenue on a cumulative catch-up basis to match contract progress with revenue recognition. When the Company anticipates a loss on a contract that is not yet complete, it recognizes the entire loss in the period in which such losses are determined. Revenue is recorded net of any sales taxes collected and paid on behalf of the customer, if applicable.

Contract revenue is derived from the original contract price as modified by agreed-upon change orders and estimates of variable consideration related to incentive fees and change orders or claims for which price has not yet been agreed by the customer. The Company estimates variable consideration based on its assessment of the most likely amount to which it expects to be entitled. Variable consideration is included in the estimated recognition of revenue to the extent it is probable that a significant reversal of cumulative recognized revenue will not occur. A determination that the collection of a claim is probable is based upon the Company's evaluation of its compliance with the terms of the contract and the extent to which the Company performed in accordance therewith but does not guarantee collection in full.

Assets and liabilities derived from contracts with customers include the following:

- Accounts Receivable: Trade, net of allowance - Represent amounts billed and currently due from customers and are stated at their estimated net realizable value.

- Accounts Receivable: Retainage - Represent amounts which have not been billed to or paid by customers due to retainage provisions in construction contracts, which amounts generally become payable upon contract completion and acceptance by the customer.

- Contract Assets - Represent revenues recognized in excess of amounts billed, which management believes will be billed and collected within one year of the completion of the contract and are recorded as a current asset, until such amounts are either received or written off.

- Contract Liabilities - Represent billings in excess of revenues recognized and are recorded as a current liability, until the underlying obligation has been performed or discharged.

Classification of Current Assets and Liabilities

The Company includes in current assets and liabilities amounts realizable and payable in the next twelve months.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At times, cash held by financial institutions may exceed federally insured limits. The Company has not historically sustained losses on its cash balances in excess of federally insured limits. Cash equivalents at December 31, 2024 and December 31, 2023 consisted primarily of overnight bank deposits.

Risk Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of accounts receivable.

A significant portion of the Company's revenue base depends on its ability to continue to obtain federal, state and local governmental contracts, and indirectly, on the amount of funding available to these agencies for new and current governmental projects. Therefore, a portion of the Company's operations is dependent upon the level and timing of government funding. Statutory mechanics' liens provide the Company high priority in the event of lien foreclosures following financial difficulties of private owners, thus minimizing credit risk with private customers.

Accounts Receivable

Accounts receivable are stated at the historical carrying value, net of allowances for credit losses. The Company had significant investments in billed and unbilled receivables as of December 31, 2024 and December 31, 2023. Billed receivables represent amounts billed upon the completion of small contracts and progress billings on large contracts in accordance with contract terms and milestone achievements. Unbilled receivables on contracts represent recoverable costs and accrued profits that are not yet capable of being billed under the terms of the applicable contracts. Revenue associated with these billings is recorded net of any sales tax, if applicable.

In establishing an allowance for credit losses, the Company evaluates its contract receivables and contract assets and thoroughly reviews historical collection experience, the financial condition of its customers, billing disputes and other factors. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than its carrying value. As of December 31, 2024 and December 31, 2023, the Company had recorded an allowance for credit losses of $0.6 million and $0.4 million, respectively.

Balances billed to customers but not paid pursuant to retainage provisions in construction contracts generally become payable upon contract completion and acceptance by the owner. Retainage at December 31, 2024 totaled $35.6 million, of which $4.6 million is expected to be collected beyond December 31, 2025. Retainage at December 31, 2023 totaled $42.0 million.

From time to time, the Company negotiates change orders and claims with its customers. Unsuccessful negotiations of claims could result in a change to contract revenue that is less than amounts previously recorded, which could result in the recording of a loss in the amount of the shortfall. Successful claims negotiations could result in the recovery of previously recorded losses. Significant losses on receivables could adversely affect the Company's financial position, results of operations and overall liquidity.

Advertising Costs

The Company primarily obtains contracts through the open bid process, and therefore advertising costs are not a significant component of expense. Advertising costs are expensed as incurred.

Environmental Costs

Costs related to environmental remediation are charged to expense. Other environmental costs are also charged to expense unless they increase the value of the property and/or provide future economic benefits, in which event the costs are capitalized. Environmental liabilities, if any, are recognized when the liability is considered probable and the amount can be reasonably estimated. The Company did not recognize any environmental liabilities as of December 31, 2024 or December 31, 2023.

Fair Value Measurements

The Company evaluates and presents certain amounts included in the accompanying consolidated financial statements at "fair value" in accordance with U.S. GAAP, which requires the Company to base its estimates on assumptions that market participants, in an orderly transaction, would use to price an asset or liability, and to establish a hierarchy that prioritizes the information used to determine fair value. Refer to Note 7 for more information regarding fair value determination.

The Company generally applies fair value valuation techniques on a non-recurring basis associated with (1) valuing assets and liabilities acquired in connection with business combinations and other transactions; (2) valuing potential impairment loss related to long-lived assets; and (3) valuing potential impairment loss related to goodwill and indefinite-lived intangible assets.

Inventory

Current inventory consists of parts and small equipment held for use in the ordinary course of business and is valued at the lower of cost (using historical average cost) or net realizable value and is relieved as utilized. Where shipping and handling costs are incurred by the Company, these charges are included in inventory and charged to cost of contract revenue upon use. Non-current inventory consists of spare parts (including engines, cutters and gears) that require special order or long-lead times for manufacture or fabrication but must be kept on hand to reduce downtime and is valued at the lower of cost (using historical average cost) or net realizable value.

Property and Equipment

Property and equipment are recorded at cost. Ordinary maintenance and repairs that do not improve or extend the useful life of the asset are expensed as incurred. Major renewals and betterments of equipment are capitalized and depreciated generally over three to ten years until the next scheduled maintenance.

When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in results of operations for the respective period.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets for financial statement purposes, as follows:

Automobiles and trucks	3 to 10 years
Buildings and improvements	10 to 30 years
Construction equipment	3 to 10 years
Vessels and other equipment	3 to 40 years
Office equipment	3 to 5 years

The Company generally uses accelerated depreciation methods for tax purposes where beneficial.

Dry-docking costs are capitalized and amortized using the straight-line method over a period ranging from three to seven years. Dry-docking costs include, but are not limited to, the inspection, refurbishment and replacement of steel, engine components, tailshafts, mooring equipment and other parts of the vessel. Amortization related to dry-docking activities is included as a component of depreciation. These costs and the related amortization periods are periodically reviewed to determine if the estimates are accurate. If warranted, a significant upgrade of equipment may result in a revision to the useful life of the asset, in which case the change is accounted for prospectively.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or the fair value, less the costs to sell, and are no longer depreciated. There were no assets classified as held for sale as of December 31, 2024 or December 31, 2023.

Leases

Management determines if a contract is or contains a lease at inception of the contract or modification of the contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset.

Finance and operating lease right-of-use ("ROU") assets and liabilities are recognized based on the present value of future minimum lease payments over the expected lease term at commencement date. As the implicit rate is not determinable in most of the Company's leases, management uses the Company's incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The expected lease term includes options to extend or terminate the lease when it is reasonably certain the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term.

The Company's lease arrangements have lease and non-lease components accounted for using the practical expedient. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

See Note 19 for more information regarding leases.

Intangible Assets

Intangible assets that have finite lives were amortized. In addition, the Company evaluated the remaining useful life of intangible assets in each reporting period to determine whether events and circumstances warrant a revision of the remaining period of amortization. Intangible assets that had infinite lives were not amortized but were subject to impairment testing at least annually or more frequently if events or circumstances indicated that the asset may be impaired.

The Company had one infinite-lived intangible asset, a trade name, which it tested for impairment annually on October 31, or whenever events or circumstances indicated that the carrying amount of the trade name may not be recoverable. Impairment was calculated as the excess of the trade name's carrying value over its fair value. The fair value of the trade name was determined using the relief from royalty method, a variation of the income approach. This method assumes that if a company owns intellectual property, it does not have to "rent" the asset and is, therefore, "relieved" from paying a royalty. Once a supportable royalty rate is determined, the rate is then applied to the projected revenues over the expected remaining life of the intangible assets to estimate the royalty savings. This approach is dependent on a number of factors, including estimates of future growth and trends, royalty rates, discount rates and other variables. This one infinite-lived intangible asset was fully impaired as of December 31, 2023 due to the rebranding of the Company's concrete segment in the fourth quarter of 2023.

See Note 8 for additional discussion of intangible assets.

Share-Based Compensation

The Company recognizes compensation expense for equity awards over the vesting period based on the fair value of these awards at the date of grant. The computed fair value of these awards is recognized as a non-cash cost over the period the employee provides services, which is typically the vesting period of the award. The fair value of restricted stock grants and restricted stock units is equivalent to the fair value of the stock issued on the date of grant and is measured as the closing price of the stock on the date of grant.

Employee Stock Purchase Plan ("ESPP") compensation fair value is determined using the Black Scholes Merton Option Pricing model, using a six-month expected term to conform with the six-month ESPP offering period.

Compensation expense is recognized only for share-based payments expected to vest. See Note 15 for further discussion of the Company's share-based compensation plan.

Income Taxes

The Company determines its consolidated income tax provision using the asset and liability method prescribed by U.S. GAAP, which requires the recognition of income tax expense for the amount of taxes payable or refundable for the current period and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. The Company must make significant assumptions, judgments and estimates to determine its current provision for income taxes, its deferred tax assets and liabilities, and any valuation allowance to be recorded against any deferred tax asset. The current provision for income tax is based upon the current tax laws and the Company's interpretation of these laws, as well as the probable outcomes of any tax audits. The value of any net deferred tax asset depends upon estimates of the amount and category of future taxable income reduced by the amount of any tax benefits that the Company does not expect to realize. Actual operating results and the underlying amount and category of income in future years could render current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate, thus impacting the Company's financial position and results of operations. The Company computes deferred income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, *Income Taxes* which prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, on its consolidated tax return. The Company evaluates and records any uncertain tax positions based on the amount that management deems is more likely than not to be sustained upon examination and ultimate settlement with the tax authorities in the tax jurisdictions in which it operates.
See Note 12 for additional discussion of income taxes.

Insurance Coverage

The Company maintains insurance coverage for its business and operations. Insurance related to property, equipment, automobile, general liability, and a portion of workers' compensation is provided through traditional policies, subject to a deductible or deductibles. A portion of the Company's workers' compensation exposure is covered through a mutual association, which is subject to supplemental calls.

The marine segment maintains five levels of excess loss insurance coverage, totaling $300 million in excess of primary coverage. The marine segment's excess loss coverage responds to most of its policies when a primary limit of $1 million has been exhausted; provided that the primary limit for Contingent Maritime Employer's Liability is $10 million and the Watercraft Pollution Policy primary limit is $5 million. The concrete segment maintains five levels of excess loss insurance coverage, totaling $300 million in excess of primary coverage. The concrete segment's excess loss coverage responds to most of its policies when a primary limit of $1 million has been exhausted.

If a claim arises and a potential insurance recovery is probable, the impending gain is recognized separately from the related loss. The recovery will only be recognized up to the amount of the loss once the recovery of the claim is deemed probable and any excess gain will fall under contingency accounting and will only be recognized once it is realized. The Company does not net insurance recoveries against the related claim liability as the amount of the claim liability is determined without consideration of the anticipated insurance recoveries from third parties.

Separately, the Company's marine segment employee health care is paid for by general assets of the Company and currently administered by a third party. The administrator has purchased appropriate stop-loss coverage. Losses on these policies up to the deductible amounts are accrued based upon known claims incurred and an estimate of claims incurred but not reported. The accruals are derived from known facts, historical trends and industry averages to determine the best estimate of the ultimate expected loss. Actual claims may vary from estimates. Any adjustments to such reserves are included in the Consolidated Statements of Operations in the period in which they become known. The Company's concrete segment employee health care is provided through two policies. A fully funded policy is offered primarily to salaried employees and their dependents while a partially self-funded plan with an appropriate stop-loss is offered primarily to hourly employees and their dependents. The self-funded plan is funded to the maximum exposure and, as a result, is expected to receive a partial refund after the policy expiration.

The total accrual for insurance claims liabilities was $4.3 million and $7.5 million at December 31, 2024 and December 31, 2023, respectively, reflected as a component of accrued liabilities in the consolidated balance sheets.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issues accounting standards and updates (each, an "ASU") from time to time to its Accounting Standards Codification ("ASC"), which is the primary source of U.S. GAAP. The Company regularly monitors ASUs as they are issued and considers applicability to its business. All ASUs are adopted by their respective due dates and in the manner prescribed by the FASB.

In December 2023, the FASB issued A*SU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The amendments require disclosure of specific categories in the rate reconciliation and provides additional information for reconciling items that meet a quantitative threshold and further disaggregation of income taxes paid for individually significant jurisdictions. The ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact that this guidance will have on the disclosures within its consolidated financial statements.

In January 2024, the FASB issued *ASU No. 2024-03*, *Income Statement—Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures*. The amendments require entities to provide enhanced disaggregation of certain expense categories presented in the income statement, including details on significant components within those categories, to provide greater transparency and decision-useful information to users of financial statements. The ASU is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact that this guidance will have on the disclosures within its consolidated financial statements.

3.   Revenue

Contract revenues are recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The following table represents a disaggregation of the Company's contract revenues by service line for the marine and concrete segments:

	Year ended December 31,		
	2024	**2023**	**2022**
Marine Segment			
Construction	$ 448,321	$ 297,462	$ 239,656
Dredging	57,048	60,667	85,414
Specialty Services	15,881	37,788	14,143
Marine segment contract revenues	$ 521,250	$ 395,917	$ 339,213
Concrete Segment			
Structural	$ 61,545	$ 53,827	$ 57,425
Light Commercial	213,599	262,034	351,684
Concrete segment contract revenues	$ 275,144	$ 315,861	$ 409,109
Total contract revenues	$ 796,394	$ 711,778	$ 748,322

The Company has determined that it has two reportable segments pursuant to FASB ASC Topic 280, Segment Reporting, but has disaggregated its contract revenues in the above chart in terms of services provided within such segments. In making this determination, the Company considered the similar characteristics of its operations as discussed in Note 1. Additionally, as discussed, both the marine and concrete segments have limited contracts with multiple performance obligations. The Company's contracts are often estimated and bid as one project and evaluated as to performance as one project, not by individual services performed by each. Both the marine and concrete segments have a single individual responsible for managing the entire segment, not by service lines of the segments. Resources are allocated by segment and financial and budgetary information is compiled and reviewed by segment, not service line.

Marine Segment

Construction services include construction, restoration, maintenance, dredging and repair of marine transportation facilities, marine pipelines, bridges and causeways and marine environmental structures. Dredging services generally enhance or preserve the navigability of waterways or the protection of shorelines through the removal or replenishment of soil, sand or rock. Specialty services include design, salvage, demolition, surveying, towing, diving and underwater inspection, excavation and repair.

Concrete Segment

Structural services include elevated concrete pouring for products such as columns, elevated beams and structural walls. Light commercial services include horizontally poured concrete for products such as slabs, sidewalks, ramps and tilt walls. Other services comprise labor related to concrete pouring such as rebar installation and pumping services and typically support the Company's structural and light commercial services.

4.   Concentration of Risk and Enterprise-Wide Disclosures

In both reportable segments accounts receivable include amounts billed to governmental agencies and private customers and do not bear interest. Balances billed to customers but not paid pursuant to retainage provisions generally become payable upon contract completion and acceptance by the owner.

The table below presents the concentrations of current receivables (trade and retainage) at December 31, 2024 and December 31, 2023, respectively:

	December 31, 2024		December 31, 2023	
Federal Government	$ 19,874	14 %	$ 8,885	6 %
State Governments	9,553	7 %	2,355	2 %
Local Governments	24,641	17 %	12,804	9 %
Private Companies	88,424	62 %	119,590	83 %
Gross receivables	142,492	100 %	143,634	100 %
Allowance for credit losses	(555)		(361)	
Net receivables	$ 141,937		$ 143,273	

At December 31, 2024, the United States Navy, which is included in the Federal Government category, accounted for 11.1% of total current receivables. At December 31, 2023, a customer in the Private Companies category accounted for 19.9% of total current receivables.

Additionally, the table below represents concentrations of contract revenue by type of customer for the years ended December 31, 2024, 2023 and 2022.

	2024	%	2023	%	2022	%
Federal Government	$ 234,175	30 %	$ 153,410	22 %	$ 80,116	11 %
State Governments	74,286	9 %	59,354	8 %	62,516	8 %
Local Government	123,160	15 %	99,621	14 %	125,015	17 %
Private Companies	364,773	46 %	399,393	56 %	480,675	64 %
Total contract revenues	$ 796,394	100 %	$ 711,778	100 %	$ 748,322	100 %

For the year ended December 31, 2024, the United States Navy, which is included in the Federal Government category, accounted for 25.0% of total contract revenues. For the year ended December 31, 2023, the United States Navy accounted for 12.7% of total contract revenue. For the year ended December 31, 2022, no single customer exceeded 10.0% of total contract revenues.

With the exception of the Unites States Navy, the Company does not believe that the loss of any one of its customers would have a material adverse effect on the Company or its subsidiaries and affiliates since no single specific customer sustains such a large portion of receivables or contract revenue over time. On March 10, 2023, the United States Navy awarded the Dragados/Hawaiian Dredging/Orion Joint Venture a $2.8 billion contract to complete the construction of a dry dock at Pearl Harbor Naval Shipyard. The Company's portion of work as a dedicated subcontractor totals $450.2 million. For the fiscal years ended December 31, 2024 and 2023, the Company's revenue related to the joint venture subcontract was approximately $199.4 million and $90.5 million, respectively.

The concrete segment primarily purchases concrete from select suppliers. The loss of any one of these suppliers could adversely impact short-term operations.

Contract revenues generated outside the United States totaled 7.4%, 5.1% and 0.9% of total revenues for the years ended December 31, 2024, 2023 and 2022, respectively, and were primarily located in the Caribbean Basin.

5.   Contracts in Progress

Contracts in progress are as follows as of December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
Costs incurred on uncompleted contracts	$ 1,561,338	$ 1,394,243
Estimated earnings	211,439	176,904
	1,772,777	1,571,147
Less: Billings to date	(1,735,741)	(1,553,704)
	$ 37,036	$ 17,443
Included in the accompanying Consolidated Balance Sheets under the following captions:		
Contract assets	$ 84,407	$ 81,522
Contract liabilities	(47,371)	(64,079)
	$ 37,036	$ 17,443

Included in contract assets is approximately $19.8 million and $13.0 million at December 31, 2024 and December 31, 2023, respectively, related to claims and unapproved change orders. See Note 2 to the Company's consolidated financial statements for discussion of the accounting for these claims.

Remaining performance obligations represent the transaction price of firm orders or other written contractual commitments from customers for which work has not been performed or is partially completed and excludes unexercised contract options and potential orders. As of December 31, 2024, the aggregate amount of the remaining performance obligations was approximately $729.1 million. Of this amount, the current expectation of the Company is that it will recognize $596.3 million, or 82%, in the next 12 months and the remaining balance thereafter.

6.   Property and Equipment

The following is a summary of property and equipment as of December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
Automobiles and trucks	$ 1,790	$ 1,985
Building and improvements	39,401	36,931
Construction equipment	117,652	125,705
Vessels and other equipment	96,173	94,030
Office equipment	7,562	6,708
	262,578	265,359
Less: Accumulated depreciation	(209,234)	(206,243)
Net book value of depreciable assets	53,344	59,116
Construction in progress	7,806	3,770
Land	24,948	24,948
	$ 86,098	$ 87,834

For the years ended December 31, 2024, 2023 and 2022, depreciation expense was $15.5 million, $18.4 million and $19.7 million, respectively. Substantially all depreciation expense is included in the cost of contract revenue in the Company's Consolidated Statements of Operations. Substantially all of the assets of the Company are pledged as collateral under the Company's Credit Agreement (as defined in Note 10).

Substantially all of the Company's long-lived assets are located in the United States.

See Note 2 to the Company's consolidated financial statements for further discussion of property and equipment.

7.   Fair Value

Recurring Fair Value Measurements

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. Due to their short-term nature, the Company believes that the carrying value of its accounts receivable, other current assets, accounts payable and other current liabilities approximate their fair values.

The Company classifies financial assets and liabilities into the following three levels based on the inputs used to measure fair value in the order of priority indicated:

- Level 1- fair values are based on observable inputs such as quoted prices in active markets for identical assets or liabilities;
- Level 2 - fair values are based on pricing inputs other than quoted prices in active markets for identical assets and liabilities and are either directly or indirectly observable as of the measurement date; and
- Level 3- fair values are based on unobservable inputs in which little or no market data exists.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value requires judgment and may affect the placement of assets and liabilities within the fair value hierarchy levels.

The following table sets forth by level within the fair value hierarchy the Company's recurring financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2024 and December 31, 2023:

		Fair Value Measurements		
	Carrying Value	Level 1	Level 2	Level 3
December 31, 2024				
Assets:				
Cash surrender value of life insurance policy	$ 1,222	—	1,222	—
December 31, 2023				
Assets:				
Cash surrender value of life insurance policy	$ 1,299	—	1,299	—

Our concrete segment has life insurance policies with a combined face value of $11.1 million as of December 31, 2024. The policies are invested in mutual funds and the fair value measurement of the cash surrender balance associated with these policies is determined using Level 2 inputs within the fair value hierarchy and will vary with investment performance. These assets are included in the "Other non-current" asset section in the Company's Consolidated Balance Sheets.

Non-Recurring Fair Value Measurements

The Company generally applies fair value valuation techniques on a non-recurring basis associated with (1) valuing assets and liabilities acquired in connection with business combinations and other transactions; (2) valuing potential impairment loss related to long-lived assets; and (3) valuing potential impairment loss related to the infinite-lived intangible asset.

Other Fair Value Measurements

The fair value of the Company's debt at December 31, 2024 and 2023 approximated its carrying value of $26.8 million and $42.3 million, respectively, as interest is based on current market interest rates for debt with similar risk and maturity.

8.   Intangible Assets

Finite-lived intangible assets were acquired as part of the purchase of TAS during 2015 and TBC during 2017 and included customer relationships. Customer relationships were amortized over eight years using an accelerated method based on the pattern in which the economic benefits of the assets were consumed. For the years ending December 31, 2023 and 2022, approximately $0.4 million and $1.2 million, respectively, of amortization expense was recognized for these assets. As of December 31, 2023 all finite-lived intangible assets acquired as part of the purchase of TAS and TBC were fully amortized.

The Company evaluated the indefinite-lived intangible asset which consisted of the TAS Concrete Construction tradename and a result of the Company's strategic decision to rebrand its concrete segment under the Orion banner the Company determined that the estimated fair value of the TAS Concrete Construction tradename was less than it carrying amount and an impairment loss of 6.9 million was recognized under ASC 350 in fiscal 2023. As of December 31, 2023 all of the Company's intangible assets are fully amortized or impaired.

9.   Accrued Liabilities

Accrued liabilities as of December 31, 2024 and 2023 consisted of the following:

	December 31, 2024	December 31, 2023
Accrued salaries, wages and benefits	$ 13,931	$ 19,759
Accrued liabilities expected to be covered by insurance	4,250	7,478
Sales taxes	1,605	2,510
Property taxes	1,814	1,111
Sale-leaseback arrangement	2,852	3,761
Accounting and audit fees	531	659
Interest	411	530
Other accrued expenses	900	1,266
Total accrued liabilities	$ 26,294	$ 37,074

10.   Debt

On May 15, 2023, the Company entered into a Credit Agreement with White Oak ABL, LLC and White Oak Commercial Finance, LLC which includes a $65.0 million asset based revolving credit facility and a $38.0 million fixed asset term loan (the "Credit Agreement"). The Company incurred debt issuance costs related to the Credit Agreement of $5.9 million, which will be amortized over the life of the agreement under the effective interest method. The Credit Agreement has a maturity date of May 15, 2028. The Company used the proceeds of the Credit Agreement to repay the $40.0 million outstanding on the Company's prior credit facility. In connection with the extinguishment of the prior credit facility, the Company wrote off the remaining $0.1 million in debt issuance costs associated with the prior credit facility. On December 1, 2023, the Company entered into Amendment No. 1 to the Credit Agreement which extended the maturity date for the $15.0 million pre-payment to the earlier of June 30, 2024 and the date that is three business days after receipt of net proceeds in respect of the East and West Jones Sale.

The Credit Agreement is secured by substantially all of the assets of the Company and its subsidiaries, including fixed assets and account receivables, and is used to finance general corporate and working capital purposes, capital expenditures, and permitted acquisitions and associated fees, to refinance existing indebtedness, and to pay for all expenses related to the Credit Agreement. Amounts repaid under the Revolver can be re-borrowed.

The Revolver initially bore interest at a rate of the 30-day SOFR plus 5.5% and the Term Loan at a rate of the 30-day SOFR plus 8.0%, subject to a SOFR floor of 4.0%. On February 27, 2024, the Company entered into Amendment No. 2 to the Credit Agreement, which lowered the interest rate for the Revolver by 50 basis points to 30-day SOFR plus 5.0% and the Term Loan by 100 basis points to 30-day SOFR plus 7.0%, subject to a SOFR floor of 4.0%.

On April 24, 2024, the Company executed Amendment No. 3 to the Loan Agreement with White Oak Commercial Finance, LLC. This amendment, among other things, (i) replaced the Consolidated EBITDA covenant with a Consolidated Fixed Charge Coverage Ratio (FCCR) for the quarter ended March 31, 2024, (ii) lowered the FCCR covenant threshold from 1.10:1.00 to 1.00:1.00 through the quarter ended December 31, 2024, (iii) lowered the $15 million prepayment due June 30, 2024 to $10 million, (iv) extended the maturity of the Loan Agreement by one year to May 15, 2027, and (v) reset the make-whole provision to align with the extension.

On June 28, 2024, the Company executed Amendment No. 4 to the Loan Agreement with White Oak Commercial Finance, LLC. This amendment, among other things, (i) revised the Minimum Liquidity covenant to require that the Loan Parties and Subsidiaries cause Liquidity to not fall below the following amounts for more than three consecutive Business Days or as of the close of business on Friday of each week: From the Third Amendment Effective Date through July 26, 2024 - $8.0 million, provided that Liquidity may be less than $8.0 million but no less than $5.0 million on the close of business of one Friday during such period and during the week (ending Sunday) that includes such Friday; From July 27, 2024 through September 30, 2024 - $10.0 million; From October 1, 2024 through the Maturity Date - $15.0 million, (ii) revised the Specified Prepayment provision to replace the prior $10.0 million prepayment due June 30, 2024 with the following prepayments: July 26, 2024 - $2.0 million; August 30, 2024 - $4.0 million; September 30, 2024 - $4.0 million and October 31, 2024 - $5.0 million; provided, however, that if the sale of the East and West Jones Property is consummated prior to September 30, 2024, then the amounts due following the consummation of such sale are not required and instead, the Borrowers shall make a mandatory prepayment on the Term Loans of the net proceeds of the sale within three Business Days of receipt of such proceeds in an amount equal to $15.0 million less the amount of the prepayments already made as of such date; and (iii) revised the Specified Post-Closing Liquidity Transactions provision to be fulfilled by September 30, 2024.

On July 26, 2024, the Company executed Amendment No. 5 to the Loan Agreement with White Oak Commercial Finance, LLC and the Lenders party thereto. This amendment, among other things, (i) replaced the minimum FCCR covenant with a minimum EBITDA covenant for the next four quarters, (ii) modified the minimum liquidity requirements through January 1, 2025, (iii) replaced the requirement to raise $45.0 million through asset sales by September 30, 2024, with certain milestones requiring the Company to raise $25.0 million (the "2024 Liquidity Transactions") by September 30, 2024, and (iv) further modified the timing and amounts of term loan prepayments.

Under the terms of Amendment No. 5, the Company was required to make the following term loan prepayments: July 26, 2024 - $2.0 million, August 30, 2024 - $4.0 million and September 30, 2024 - $4.0 million. The Company also made the following required term loan prepayments: October 31, 2024 - $1.67 million, November 29, 2024 - $1.67 million and December 31, 2024 - $1.67 million.

Amendment No. 5 also includes other administrative and definitional changes, including changes to the EBITDA requirements used to compute the interest rate margin applicable to the revolving credit facility.

On March 4, 2025, the Company executed Amendment No. 6 to the Loan Agreement with White Oak Commercial Finance, LLC. See Note 21 for more information regarding Amendment No. 6.

The yearly weighted average interest rate for the Credit Agreement, as of December 31, 2024 was 11.87%.

The Company's obligations under debt arrangements consisted of the following:

| | December 31, 2024 | | | December 31, 2023 | | |
	Principal	Debt Issuance Costs[1]	Total	Principal	Debt Issuance Costs[1]	Total
Term loan - current	—	—	—	15,000	(2,024)	12,976
Other debt	426	—	426	477	—	477
Total current debt	426	—	426	15,477	(2,024)	13,453
Term loan - long-term	23,000	(3,666)	19,334	23,000	(3,104)	19,896
Other debt	3,417	—	3,417	3,844	—	3,844
Total long-term debt	26,417	(3,666)	22,751	26,844	(3,104)	23,740
Total debt	$ 26,843	$ (3,666)	$ 23,177	$ 42,321	$ (5,128)	$ 37,193

(1) Total debt issuance costs include underwriter fees, legal fees, syndication fees and fees related to the execution of the Credit Agreement and the termination and repayment of the Company's prior credit facility.

Provisions of the revolving line of credit

The Company has a maximum borrowing capacity under the Revolver of $65.0 million. There is a letter of credit sublimit that is equal to the lesser of $5.0 million and the aggregate unused amount of the revolving commitments then in effect.

The Company is subject to a commitment fee for the unused portion of the maximum borrowing availability under the Revolver. The Revolver termination date is the earlier of the Credit Agreement termination date, May 15, 2028, or the date the outstanding balance is permanently reduced to zero, in accordance with the terms of the Credit Agreement.

As of December 31, 2024, the Company had no borrowings under the Revolver. The Company's borrowing availability under the Revolver at December 31, 2024 was approximately $26.7 million.

During the year ended December 31, 2024, the Company had borrowings and repayments of $72.6 million on the Revolver.

Financial covenants

Restrictive financial covenants under the amended Credit Agreement include:

- A Consolidated Fixed Charge Coverage Ratio to not be less than the following during each noted period:
  - Trailing Four Quarter Test Period Ending September 30, 2025 and each Fiscal Quarter thereafter, to not be less than 1.00 to 1.00.

- A Revolver Loan Turnover Ratio to not be less than the following during each noted period:
  - Fiscal Quarter Ending June 30, 2023 and each Fiscal Quarter thereafter, to not be less than 2.50 to 1.00.

- A Term Loan Loan-to-Value Ratio to not be greater than the following during each noted period:
  - Fiscal Quarter Ending June 30, 2023 and each Fiscal Quarter thereafter, to not be more than 60%.

- A Minimum EBITDA to not be less than the following during each noted period:

  - Trailing Four Quarter Test Period ended December 31, 2024 - $37,188,000.

  - Trailing Four Quarter Test Period ended March 31, 2025 - $35,032,000.

  - Trailing Four Quarter Test Period ending June 30, 2025 - $31,691,000.

The Company shall not permit Liquidity (as defined in the Credit Agreement) to fall below $15.0 million (i) for more than three (3) consecutive Business Days (as defined in the Credit Agreement) nor (ii) as of the close of business on Friday of each week.

In addition, the Credit Agreement contains events of default that are usual and customary for similar arrangements, including non-payment of principal, interest or fees; breaches of representations and warranties that are not timely cured; violation of covenants; bankruptcy and insolvency events; and, events constituting a change of control.

The Company was in compliance with all financial covenants under the amended agreement as of December 31, 2024.

Other debt

The Company has entered into debt agreements with De Lage Landen Financial Services, Inc. and Mobilease for the purpose of financing equipment purchased. As of December 31, 2024 and December 31, 2023, the carrying value of this debt was $1.4 million and $1.9 million, respectively. The agreements are secured by the financed equipment assets and the debt is included as a component of current debt and long-term debt on the Condensed Consolidated Balance Sheets.

On June 23, 2023, the Company closed on a land-sale leaseback contract for the Company's Port Lavaca South Yard property located in Port Lavaca, Texas for a purchase price of $12.0 million. A portion of the operating lease above the fair value of the land was financed by the Company. As of both December 31, 2024 and 2023, the carrying value of this debt was $2.4 million.

11.   Other Long-Term Liabilities

Other long-term liabilities at December 31, 2024 and 2023 consisted of the following:

	December 31, 2024	December 31, 2023
Sale-leaseback arrangement	$ 19,001	$ 23,689
Deferred compensation	1,194	1,293
Accrued liabilities expected to be covered by insurance	308	338
Total other long-term liabilities	$ 20,503	$ 25,320

Sale-Leaseback Arrangements

On May 15, 2023, the Company entered into a $13.0 million sale-leaseback of certain equipment in which the Company leased-back the equipment for terms ranging from one to three years. The transaction above was recorded as a failed sale-leaseback.

Concurrent with the sale of Company's Port Lavaca South Yard property, the Company entered into a twenty-year lease agreement whereby the Company will lease back the property at an annual rental rate of approximately $1.1 million, subject to annual rent increases of 2.5%. Under the lease agreement, the Company has four consecutive options to extend the term of the lease by five years for each such option. The portion of the above transaction related to the building was recorded as a failed sale-leaseback.

On September 27, 2019, the Company entered into a purchase and sale agreement (the "Purchase and Sale Agreement"). Pursuant to the terms of the Purchase and Sale Agreement, the Company sold its 17300 & 17140 Market Street location in Channelview, Texas for a purchase price of $19.1 million. Concurrent with the sale of the property, the Company entered into a fifteen-year lease agreement whereby the Company will lease back the property at an annual rental rate of approximately $1.5 million, subject to annual rent increases of 2.0%. Under the lease agreement, the Company has two consecutive options to extend the term of the lease by ten years for each such option. The transaction above was recorded as a failed sale-leaseback.

Related to the failed sale-leasebacks, the Company recorded liabilities for the amounts received will continue to depreciate the non-land portion of the assets, and has imputed an interest rate so that the net carrying amount of the financial liability and remaining assets will be zero at the end of the initial lease terms.

12. Income Tax

The following table presents the components of our consolidated income tax expense for the years ended December 31, 2024, 2023 and 2022:

	Current		Deferred		Total	
Year ended December 31, 2024						
U.S. Federal	$	9	$	—	$	9
State and local		372	$	(27)		345
Foreign		(6)		—		(6)
	$	375	$	(27)	$	348
Year ended December 31, 2023						
U.S. Federal	$	27	$	—	$	27
State and local		415	$	(79)		336
Foreign		(8)		(25)		(33)
	$	434	$	(104)	$	330
Year ended December 31, 2022						
U.S. Federal	$	—	$	—	$	—
State and local		449	$	(29)		420
Foreign		(34)		43		9
	$	415	$	14	$	429

The Company's income tax provision reconciles to the provision at the statutory U.S. federal income tax rate for each year ended December 31, as follows:

	2024		2023		2022	
Statutory amount	$	(272)	$	(3,685)	$	(2,558)
Valuation allowance on foreign tax credits		(32)		(438)		(136)
State income tax, net of federal benefit		444		69		251
Permanent differences, other		998		749		185
Permanent differences, stock compensation		(275)		(40)		217
Valuation allowance, other		1,307		3,675		2,251
Uncertain tax provision		(1,614)		—		—
Other		(208)		—		219
Consolidated income tax provision	$	348	$	330	$	429
Consolidated effective tax rate		(26.9)%		(1.9)%		(3.5)%

In the year ended 2024, the Company's effective tax rate differed from the statutory federal rate of 21% primarily due to the tax impact from the valuation allowance for current year activity, the statue expiration of an uncertain tax position, state income taxes and the non-deductibility of other permanent items.

In the year ended 2023, the Company's effective tax rate differed from the statutory federal rate of 21% primarily due to the tax impact from the valuation allowance for current year activity, state income taxes and the non-deductibility of other permanent items.

In the year ended 2022, the Company's effective tax rate differed from the statutory federal rate of 21% primarily due to the tax impact from the valuation allowance for current year activity, state income taxes and the non-deductibility of other permanent items.

Deferred Taxes

The Company's deferred tax assets and liabilities are as follows:

| | Long Term As of December 31, | |
	2024	2023
Assets related to:		
Accrued liabilities	$ 616	$ 1,581
Intangible assets	2,763	3,226
Net operating loss carryforward	15,549	14,594
Share-based compensation	701	221
Foreign tax credits	3,362	3,394
Goodwill	2,770	3,534
Leases	16,347	16,146
Other	3,205	2,656
Total gross deferred tax assets	45,313	45,352
Less valuation allowance	(22,070)	(20,795)
Total net deferred tax assets	23,243	24,557
Liabilities related to:		
Depreciation and amortization	(22,330)	(23,116)
Other	(924)	(1,479)
Total deferred tax liabilities	(23,254)	(24,595)
Net deferred tax liabilities	$ (11)	$ (38)

The Company has net operating loss carryforwards for federal income tax purposes of $47.7 million as of December 31, 2024, which are available to reduce future taxable income. The Company's federal net operating losses arose after the 2017 tax year and can be carried forward for an indefinite period of time but are limited to offset 80% of taxable income in any given year. The Company has state net operating losses of $129.9 million that expire beginning in 2027. A portion of the state losses that arose after the 2017 tax year may be carried forward indefinitely. Additionally, the Company has foreign tax credits of $3.4 million that can be carried forward for up to ten years. The Company has foreign tax credits that will expire in 2026.

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to realize the existing deferred tax assets. The Company considers the scheduled reversal of deferred tax liabilities, available carryback periods, and tax-planning strategies in making this assessment. According to ASC subtopic 740-10, the Company's history of losses is a significant piece of negative evidence. This negative evidence is weighed more heavily than the Company's subjective positive evidence such as our estimated future taxable income and growth. Therefore, as of December 31, 2024, the Company continues to maintain a valuation allowance of $22.1 million. This valuation allowance increased by $1.3 million during the year ended December 31, 2024 primarily to offset deferred tax assets generated during the period.

Uncertain Tax Benefits

The Company and its subsidiaries file consolidated federal income tax returns in the United States and also file in various states and foreign jurisdictions. With few exceptions, the Company remains subject to federal and state income tax examinations for the years of 2018-2023.

The change in the total gross unrecognized tax benefits and prior year audit resolutions of the Company during the years ended December 31, 2024 and 2023 are reconciled in the table below:

	2024		2023	
Balance at beginning of the year	$	1,614	$	1,614
Additions based on tax position related to current year		—		—
Additions based on tax positions related to prior years		—		—
Reductions based on tax positions related to current year		—		—
Reductions based on tax positions related to prior years		—		—
Settlements with tax authorities		—		—
Lapse of statute of limitations		(1,614)		—
Balance at end of the year	$	—	$	1,614

The Company's policy is to recognize interest and penalties related to any unrecognized tax liabilities as additional tax expense. No interest or penalties have been accrued at December 31, 2024 and 2023. The Company believes it has appropriate and adequate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. Although the Company believes its recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore the Company's assessments can involve both a series of complex judgments about future events and rely heavily on estimates and assumptions. Although the Company believes that the estimates and assumptions supporting its assessments are reasonable, the final determination of tax audit settlements and any related litigation could be materially different from that which is reflected in historical income tax provisions and recorded assets and liabilities. If the Company were to settle an audit or a matter under litigation, it could have a material effect on the income tax provision, net income, or cash flows in the period or periods for which that determination is made. Any accruals for tax contingencies are provided for in accordance with U.S. GAAP.

13. Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding during each period. Diluted earnings per share is based on the weighted average number of common shares outstanding as well as the effect of all dilutive common stock equivalents during each period net income is generated. For the years ended December 31, 2024, 2023 and 2022, the Company had 177,395, 250,264, and 490,678, securities, respectively, that were potentially dilutive in earnings per share calculations. Such dilution is dependent on the excess of the market price of our stock over the exercise price and other components of the treasury stock method. The exercise price for certain stock options awarded by the Company exceeded the average market price of the Company's common stock for the years ended December 31, 2024, 2023 and 2022. Such stock options are antidilutive and are not included in the computation of earnings per share for those periods. Due to the Company reporting a net loss for all years presented, all potentially dilutive securities are antidilutive and are excluded from the computations of diluted loss per share.

The following table reconciles the denominators used in the computations of both basic and diluted earnings per share:

	Year ended December 31,		
	2024	2023	2022
Basic:			
Weighted average shares outstanding	34,783,256	32,346,992	31,402,328
Diluted:			
Total basic weighted average shares outstanding	34,783,256	32,346,992	31,402,328
Effect of potentially dilutive securities:			
Common stock options	—	—	—
Employee stock purchase plan	—	—	—
Total weighted average shares outstanding assuming dilution	34,783,256	32,346,992	31,402,328

14.   Issuance of Common Stock

On September 12, 2024, the Company completed the sale of 5,589,000 shares of common stock, including 729,000 shares of common stock pursuant to an option granted to the underwriters, in an underwritten public offering. The Company received net proceeds of approximately $26.4 million, after deducting underwriting discounts and other estimated offering expenses payable by the Company. The net proceeds were used for working capital and for general corporate purposes, including repayment of borrowings under the Credit Agreement.

15.   Share-Based Compensation

The Compensation Committee of the Company's Board of Directors is responsible for the administration of the Company's stock incentive plans. The plans include the balance of shares remaining under the 2022 Long Term Incentive Plan (the "2022 LTIP"), which was approved by shareholders in May of 2022 and amended in May of 2024 and authorizes 3,735,000 shares, the maximum aggregate number to be issued, plus any shares available for grant under prior long term incentive plans as of the date the 2022 LTIP was approved. Any shares subject to awards granted under the prior plans that expire or are cancelled, forfeited, exchanged, settled in cash or otherwise terminated roll into the 2022 LTIP. In general, the Company's 2022 LTIP provides for grants of restricted stock and performance-based awards to be issued with a per-share price not less than the fair market value of a share of common stock on the date of grant. The Company accounts for forfeitures of awards as they are incurred.

In May 2024, shareholders approved the ESPP, which became effective on September 16, 2024. The Company has reserved a total of 1,000,000 shares under the ESPP, all of which are authorized and available for future issuance under the ESPP. The ESPP provides a means by which eligible employees of the Company are given an opportunity to purchase shares of common stock at a discount as permitted under the Internal Revenue Code of 1986, as amended. During the year ended December 31, 2024, there were no shares issued under the ESPP. The Company has an outstanding liability pertaining to the ESPP of $0.2 million as of December 31, 2024, included in accrued expenses, for employee contributions to the ESPP, pending issuance at the end of the offering period.

Restricted Stock

The following table summarizes the restricted stock activity under the Company's equity incentive plans:

	Number of Shares		Weighted Average Fair Value Per Share
Nonvested at January 1, 2022	942,059	$	3.97
Granted	1,603,434	$	2.73
Vested	(806,241)	$	2.90
Forfeited shares	(382,480)	$	4.60
Nonvested at December 31, 2022	1,356,772	$	2.96
Granted	1,031,853	$	2.42
Vested	(782,949)	$	2.83
Forfeited shares	(390,886)	$	3.12
Nonvested at December 31, 2023	1,214,790	$	2.53
Granted	830,059	$	8.96
Vested	(432,889)	$	4.25
Forfeited shares	(69,497)	$	1.78
Nonvested at December 31, 2024	1,542,463	$	5.55

On March 4, 2024, an employee of the Company was awarded a total of 2,197 shares of restricted common stock with a vesting period of three years and a fair value of $6.83 per share.

On March 20, 2024, the Company granted certain executives a total of 109,503 shares of restricted common stock with a vesting period of three years and a fair value of $8.36 per share.

On March 20, 2024, the Company granted certain executives a total of 205,322 performance-based units. The performance-based units will potentially vest 100% if the target is met, with 50% of the units to be earned based on the achievement of an objective, tiered return on invested capital, measured over a three-year performance period and 50% of the units to be earned based on the achievement of an objective, tiered return on relative total shareholder return, measured over a three-year performance period. The Company evaluates the probability of achieving this each reporting period. The fair value of the grants awarded related to the return on invested capital was $8.36 per share and the fair value of the grants awarded related to the relative total shareholder return was $14.22, valued using a Monte Carlo simulation.

On May 16, 2024, the Company's six independent directors were awarded an aggregate of 64,170 shares of restricted common stock. The shares vested immediately on the date of the grant. The fair value on the date of grant of all shares awarded was $9.35.

On May 17, 2024, the Company granted certain employees a total of 443,258 shares of restricted common stock with a vesting period of three years and a fair value of $9.37 per share.

On June 24, 2024, an employee of the Company was awarded a total of 1,482 shares of restricted common stock with a vesting period of three years and a fair value of $8.77 per share.

On August 5, 2024, an employee of the Company was awarded a total of 1,652 shares of restricted common stock with a vesting period of three years and a fair value of $6.78 per share.

On September 30, 2024, an employee of the Company was awarded a total of 2,475 shares of restricted common stock with a vesting period of three years and a fair value of $5.77 per share.

In January 2023, certain officers and executives of the Company were awarded a total of 180,833 shares of restricted common stock with a vesting period of three years and a fair value of $3.00 per share.

In March 2023, the Company formalized the performance measures related to the August 2022 and September 2022 grants of 328,909 performance units to two executives. As a result, the previous grants were replaced with 335,851 performance units, an incremental increase of 6,942 performance units accounted for as a modification. The performance-based units will potentially vest 100% if an objective, tiered return on invested capital, measured over a three-year performance period, is achieved. The Company evaluates the probability of achieving this each reporting period. The fair value of all grants awarded in March 2023 was $2.65 per unit.

In May 2023, the Company granted an executive of the Company 4,000 shares of restricted common stock with a vesting period of three years and a fair value of $2.50 per share.

In May 2023, the Company's seven independent directors were awarded an aggregate of 238,637 shares of restricted common stock. The shares vested immediately on the date of the grant. The fair value on the date of grant of all shares awarded was $2.64 per share.

In July 2023, the Company granted an executive of the Company 12,862 shares of restricted common stock with a vesting period of three years and a fair value of $3.11 per share.

In October 2023, certain officers and executives of the Company were awarded a total of 152,000 shares of restricted common stock with a vesting period of three years and a fair value of $4.95 per share.

In November 2023, the Company granted an executive of the Company 61,602 shares of restricted common stock with a vesting period of three years. In addition, the executive was awarded a total of 41,068 performance-based units. The performance-based units will potentially vest 100% if an objective, tiered return on invested capital, measured over a three-year performance period, is achieved. The Company evaluates the probability of achieving this each reporting period. The fair value of all grants awarded in November 2023 was $4.87 per share or unit.

In January 2022, the Company granted an independent director 8,929 shares of restricted common stock, which vested immediately on the date of grant and had a fair value on the date of grant of $3.36 per share.

In May 2022, independent directors as well as Mr. Austin J. Shanfelter, the Company's Executive Chairman, Interim Chief Executive Officer and Interim Chief Financial Officer, were awarded an aggregate of 623,655 shares of restricted common stock. The total number included 193,548 shares, which were awarded to the six independent directors and vested immediately on the date of the grant, as well as 430,107 shares of time-vested restricted stock units awarded to Mr. Shanfelter. In September 2022, 179,211 of the time-vested restricted stock units cliff vested and were settled in stock as a result of Mr. Shanfelter fulfilling his term as Interim Chief Executive Officer. In March 2023, the remaining 250,896 time-vested restricted stock units cliff vested and were settled in stock as a result of Mr. Shanfelter fulfilling his term as Executive Chairman. The fair value on the date of the grant of all shares awarded in May 2022 was $2.79 per share.

In August 2022, the Company granted an executive 446,097 shares of restricted common stock with a vesting period of three years. In addition, the Company granted the executive 241,636 performance-based units. The performance-based units will potentially vest 100% if an objective, tiered return on invested capital, measured over a three-year performance period, is achieved. The Company evaluates the probability of achieving this each reporting period. The fair value of all grants awarded in August 2022 was $2.69 per unit.

In September 2022, the Company granted an executive 130,909 shares of restricted common stock with a vesting period of three years. In addition, the Company granted the executive 87,273 performance-based units. The performance-based units will potentially vest 100% if an objective, tiered return on invested capital, measured over a three-year performance period, is achieved. The Company evaluates the probability of achieving this each reporting period. The fair value of all grants awarded in September 2022 was $2.75 per unit.

In November 2022, the Company granted an executive of the Company 64,935 shares of restricted common stock, which vested immediately on the date of grant. The fair value of all shares awarded on the date of grant was $2.31 per share.

Stock Options

The following table summarizes the stock option activity under the Company's equity incentive plans:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2022	724,704	$ 7.41		
Forfeited	(421,375)	$ 7.49		
Outstanding at December 31, 2022	303,329	$ 7.29		
Forfeited	(70,465)	$ 7.74		
Outstanding at December 31, 2023	232,864	$ 7.15		
Exercised	(136,549)	$ 6.57		
Forfeited	(28,680)	$ 11.35		
Outstanding at December 31, 2024	67,635	$ 6.56		
Vested and expected to vest at December 31, 2024	67,635	$ 6.56	2.32	$ 66
Exercisable at December 31, 2024	67,635	$ 6.56	2.32	$ 66

For years ended December 31, 2024, 2023 and 2022, compensation expense related to share-based awards outstanding for the periods was $4.0 million, $2.0 million and $2.8 million, respectively. For the years ended December 31, 2024, 2023 and 2022, payments related to tax withholding for share-based compensation for certain officers of the Company were approximately $0.5 million, $0.5 million and $0.4 million, respectively.

In the year ended December 31, 2024, the Company received proceeds of approximately $0.9 million upon the exercise of 136,549 options. In the years ended December 31, 2023 and December 31, 2022, no stock options were exercised.

As of December 31, 2024, total unrecognized compensation expense related to unvested stock was approximately $7.1 million, which is expected to be recognized over a period of approximately 2.0 years.

	2024	2023	2022
Total intrinsic value of options exercised	$ 233	$ —	$ —
Total fair value of shares vested	$ 3,107	$ 2,407	$ —

16. Employee Benefits

All of the Company's employees except independent contractors, Associate Divers, the Associate Tugmasters, residents of Puerto Rico, and employees covered by a collective bargaining agreement, unless the agreement requires the employee to be included under the plan, are eligible to participate in the Company's 401(k) Retirement Plan on the first day of any month following their date of hire. Each participant may contribute between 1% and 80% of eligible compensation on a pre-tax basis, Roth after-tax or a combination of pre-tax and Roth, up to the annual IRS limit. The Company matches 100% on the first 3% of eligible compensation contributed to the Plan and 50% on the next 2% of eligible compensation contributed to the Plan. Participants' contributions are fully vested at all times. Because the Plan is a Safe Harbor Plan, the money Orion contributes to employees' accounts in the form of a match and any related earnings become theirs immediately upon receipt. At its discretion, the Company may make additional matching and profit-sharing contributions. During the years ended December 31, 2024, 2023 and 2022 the Company contributed $2.9 million, $2.7 million and $1.4 million, respectively, in matching contributions.

The Company contributes to several multi-employer defined pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. Risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

- Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers;
- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and
- If the Company chooses to stop participating in its multi-employer plans, it may be required to pay a withdrawal liability based on the underfunded status of the plan.

The following table presents the Company's participation in these plans:

Pension Trust Fund	Employer Identification Number	Pension Protection Act ("PPA") Certified Zone Status (1)		FIP/RP Status P/I (2)	Contributions			Surcharge Imposed	Expiration of Collective Bargaining Agreement
		2024	2023		2024	2023	2022		
International Union of Operating Engineers - Employers Construction Industry Retirement Plan - Local 302 and 612 Trust Funds	91-6028571	Green	Green	N/A	$ 1,182	$ 1,340	$ 1,289	—	2027
Washington Laborers	91-6022315	Green	Green	N/A	$ 50	$ 137	$ 106	—	2027
Carpenters Retirement Plan of Western Washington Northwest	91-6029051	Green	Green	N/A	$ 681	$ 1,906	$ 1,717	—	2028
Carpenters Retirement Plan of Western Washington Southwest	95-3687194	Green	-	N/A	$ 128	$ —	$ —	—	2028
Western Conference of Teamsters Pension Trust Fund	91-6145047	Green	Green	N/A	$ 22	$ 46	$ 44	—	2027
Hawaii Operating Engineers Local 3 Trust Funds	81-3751949	Green	Green	N/A	$ 1,706	$ 121	$ —	—	2029
Hawaii Regional Council of Carpenters	45-3998630	Green	Green	N/A	$ 1,542	$ 128	$ —	—	2024

(1) The most recent PPA zone status available in 2024 and 2023 is for the plan's year end during 2023 and 2022, respectively. Zone status is based on information received from the plan and is indicative of the plans funding status. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the orange zone are less than 80 percent funded and have an Accumulated Funding Deficiency in the current year or projected into the next six years, plans in the yellow zone are less than 80 percent funded, and plans in the green zone are at least 80 percent funded.

(2) The FIP/RP Status P/I column indicates plans for which a financial improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending ("P"), or implemented ("I").

There are currently no plans to withdraw from any of the multi-employer plans in which the Company participates.

17.   Commitments and Contingencies

The Company is involved in various legal and other proceedings which are incidental to the conduct of its business, none of which in the opinion of management will have a material effect on the Company's financial condition, results of operations or cash flows. Management believes that it has recorded adequate accrued liabilities and believes that it has adequate insurance coverage or has meritorious defenses for these claims and contingencies.

18.   Segment Information

The Company currently operates in two reportable segments: marine and concrete. The Company's financial reporting systems present various data for management to run the business, including profit and loss statements prepared according to the segments presented.

The Company's CODM, the Company's President and Chief Executive Officer, evaluates segment performance and allocates resources based on segment operating income, which is defined as revenue less costs of contract revenues, segment-specific selling, general, and administrative (SG&A) expenses, and segment-specific gain on disposal of assets, net. The CODM also considers budget-to-actual variances on a monthly basis for both profit measures when making decisions about allocating capital and personnel to the segments.

Additionally, the CODM uses segment gross profit to evaluate projects and segment profit or loss from operations before interest and income taxes to assess segment performance. This assessment includes comparing the results of each segment and incorporating these evaluations in the compensation of certain employees. Interest expense, net, and income taxes are reviewed on a consolidated level rather than by individual segment.

Segment information for the periods presented is provided as follows:

	Year ended December 31,					
	2024		**2023**		**2022**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Marine	(dollar amounts in thousands)					
Contract revenues	$ 521,250	100.0 %	$ 395,917	100.0 %	$ 339,213	100.0 %
Cost of contract revenues	465,857	89.4 %	355,777	89.9 %	296,594	87.4 %
Gross profit	55,393	10.6 %	40,140	10.1 %	42,619	12.6 %
Selling, general and administrative expenses	54,491	10.5 %	43,307	10.9 %	36,909	10.9 %
Gain on disposal of assets, net	(1,416)	(0.3)%	(6,837)	(1.7)%	(4,077)	(1.2)%
Operating income	$ 2,318	0.4 %	$ 3,670	0.9 %	$ 9,787	2.9 %
Total assets	$ 316,199		$ 318,684		$ 239,369	
Property and equipment, net	$ 81,342		$ 82,215		$ 91,390	
Depreciation and amortization	$ 18,693		$ 18,219		$ 16,592	
Capital expenditures	$ 12,187		$ 8,375		$ 13,323	
Concrete						
Contract revenues	$ 275,144	100.0 %	$ 315,861	100.0 %	$ 409,109	100.0 %
Cost of contract revenues	239,377	87.0 %	294,338	93.2 %	400,986	98.0 %
Gross profit	35,767	13.0 %	21,523	6.8 %	8,123	2.0 %
Selling, general and administrative expenses	28,046	10.2 %	26,124	8.3 %	25,594	6.3 %
Amortization of intangible assets	—	— %	427	0.1 %	1,239	0.3 %
Gain on disposal of assets, net	(1,482)	(0.5)%	(1,618)	(0.5)%	(893)	(0.2)%
Intangible asset impairment loss	—	— %	6,890	2.2 %	—	— %
Operating income (loss)	$ 9,203	3.3 %	$ (10,300)	(3.3)%	$ (17,817)	(4.4)%
Total assets	$ 101,118		$ 98,209		$ 127,786	
Property and equipment, net	$ 4,756		$ 5,619		$ 9,587	
Depreciation and amortization	$ 4,072		$ 5,659		$ 7,465	
Capital expenditures	$ 1,904		$ 534		$ 1,261	

There was $1.8 million, less than $0.1 million and $0.2 million in intersegment revenues between the Company's two reportable segments for the years ended December 31, 2024, 2023 and 2022, respectively. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. The marine segment had foreign revenues of $58.9 million, $36.1 million and $6.7 million for the years ended December 31, 2024,

2023 and 2022, respectively. These revenues are derived from projects in the Caribbean Basin and are paid primarily in U.S. dollars. There was no foreign revenue for the concrete segment.

19. Leases

The Company has operating and finance leases for office space, equipment and vehicles. Leases recorded on the balance sheet consists of the following:

Leases	December 31, 2024	December 31, 2023
Assets		
Operating lease right-of-use assets, net (1)	$ 27,101	$ 25,696
Financing lease right-of-use assets, net (2)	25,806	23,602
Total assets	$ 52,907	$ 49,298
Liabilities		
Current		
Operating	$ 7,546	$ 9,254
Financing	10,580	8,665
Total current	18,126	17,919
Noncurrent		
Operating	20,837	16,632
Financing	11,346	13,746
Total noncurrent	32,183	30,378
Total liabilities	$ 50,309	$ 48,297

(1) Operating lease right-of-use assets are recorded net of accumulated amortization of $25.6 million and $15.6 million as of December 31, 2024 and 2023 respectively.
(2) Financing lease right-of-use assets are recorded net of accumulated amortization of $17.0 million and $10.2 million as of December 31, 2024 and 2023, respectively.

Other information related to lease term and discount rate is as follows:

	December 31, 2024	December 31, 2023
Weighted Average Remaining Lease Term (in years)		
Operating leases	8.35	5.90
Financing leases	2.40	2.83
Weighted Average Discount Rate		
Operating leases	10.66 %	9.32 %
Financing leases	8.74 %	7.53 %

The components of lease expense are as follows:

	Year Ended December 31,		
	2024	2023	2022
Operating lease costs:			
Operating lease cost	$ 12,581	$ 8,311	$ 5,012
Short-term lease cost (1)	4,151	2,044	1,754
Financing lease costs:			
Interest on lease liabilities	1,750	1,189	767
Amortization of right-of-use assets	7,220	5,034	3,142
Total lease cost	$ 25,702	$ 16,578	$ 10,675

(1) Includes expenses related to leases with a lease term of more than one month but less than one year.

Supplemental cash flow information related to leases is as follows:

		Year Ended December 31,				
		2024		2023		2022
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows for operating leases	$	11,301	$	8,404	$	4,966
Operating cash flows for finance leases	$	1,750	$	1,189	$	767
Financing cash flows for finance leases	$	8,929	$	4,791	$	2,992
Non-cash activity:						
ROU assets obtained in exchange for new operating lease liabilities	$	14,670	$	18,081	$	6,740
ROU assets obtained in exchange for new financing lease liabilities	$	8,300	$	13,997	$	9,368

Maturities of lease liabilities are summarized as follows:

		Operating Leases		Finance Leases
Year ending December 31,				
2025	$	8,584	$	11,964
2026		612		7,128
2027		5,558		2,244
2028		4,352		1,193
2029		3,650		1,816
Thereafter		28,591		64
Total future minimum lease payments		51,347		24,409
Less - amount representing interest		22,964		2,483
Present value of future minimum lease payments		28,383		21,926
Less - current lease obligations		7,546		10,580
Long-term lease obligations	$	20,837	$	11,346

20. Related Party Transaction

On March 10, 2023, the United States Navy awarded the Dragados/Hawaiian Dredging/Orion Joint Venture a $2.8 billion contract to complete the construction of a dry dock at Pearl Harbor Naval Shipyard. The Company's portion of work as a dedicated subcontractor totals $450.2 million. For the years ended December 31, 2024 and 2023, the Company's revenue related to the joint venture subcontract was approximately $199.4 million and $90.5 million, respectively.

21. Subsequent Event

On March 4, 2025, the Company executed Amendment No. 6 to the Loan Agreement with White Oak Commercial Finance, LLC and the Lenders party thereto. This amendment, among other things, (i) provides for a 50 basis-point reduction to pricing, (ii) lowers the required minimum liquidity from $20 million to $15 million, (iii) reduces the required consolidated fixed charge coverage ratio ("FCCR') from not less than 1.10 to 1.00 to not less than 1.00 to 1.00 commencing the quarter ending September 30, 2025, (iv) modifies the calculation of financial covenants to include certain baskets and addbacks and (v) extends the maturity date to May 15, 2028 resetting the prepayment and make-whole.

ORION GROUP HOLDINGS, INC.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

Description	Balance at the Beginning of the Period		Charged to Revenue, Cost or Expense		Deduction		Balance at the End of the Period	
Year ended December 31, 2022								
Allowance for credit losses	$	323	$	322	$	39	$	606
Deferred tax asset valuation allowance	$	15,443	$	2,114	$	—	$	17,557
Reserve for losses on uncompleted contracts	$	34	$	351	$	32	$	353
Year ended December 31, 2023								
Allowance for credit losses	$	606	$	(109)	$	136	$	361
Deferred tax asset valuation allowance	$	17,557	$	3,238	$	—	$	20,795
Reserve for losses on uncompleted contracts	$	353	$	547	$	347	$	553
Year ended December 31, 2024								
Allowance for credit losses	$	361	$	194	$	—	$	555
Deferred tax asset valuation allowance	$	20,795	$	1,275	$	—	$	22,070
Reserve for losses on uncompleted contracts	$	553	$	4	$	552	$	5



12000 Aerospace Avenue, Suite 300
Houston, TX 77034
oriongroupholdingsinc.com